veritone™

CORPORATE DIRECTORY

As of April 16, 2025

Independent Registered Public Accounting Firm

Grant Thornton LLP
2555 E Camelback Road, Suite 500
Phoenix, AZ 85016

Transfer Agent

Computershare Investor Services
PO Box 505000
Louisville, KY 40233-5000
T: 781-575-3100
https://www-us.computershare.com/Investor

Stock Exchange Listing

The NASDAQ Stock Market LLC (Symbol: VERI)

Corporate Headquarters

Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado 80202

Annual Meeting of Stockholders

Friday, June 13, 2025
10:30 a.m. Mountain Time

Investor Relations

Please direct inquiries to:
T: 646-818-9292
investors@veritone.com

Board of Directors

Ryan Steelberg
Chairman of the Board
    President and Chief Executive Officer, Veritone, Inc.

Michael Keithley
Chairperson, Corporate Governance and Nominating Committee
Compensation Committee

Knute P. Kurtz
Chairperson, Audit Committee
Corporate Governance and Nominating Committee

Francisco Morales
Corporate Governance and Nominating Committee
    Executive Chairman of 5.11 Tactical

Richard Taketa
Chairperson, Compensation Committee
Audit Committee
    President, Taketa Capital Corporation

Michael Zilis
Audit Committee
Compensation Committee
    Chief Financial Officer, Ingram Micro, Inc.

Executive Officers

Ryan Steelberg
President and Chief Executive Officer; Chairman of the Board

Michael Zemetra
Executive Vice President, Chief Financial Officer and Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-38093

Veritone, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**47-1161641**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1615 Platte Street, 2nd Floor, Denver, Colorado	**80202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(888) 507-1737**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.001 per share	VERI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, and an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $74.2 million, calculated based upon the closing price of the registrant's common stock as reported by the NASDAQ Stock Market on such date.

As of March 24, 2025, 44,834,462 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information that is required to be included in Part III of this Annual Report on Form 10-K is incorporated by reference to the definitive proxy statement to be filed by the registrant within 120 days of December 31, 2024. Only those portions of the definitive proxy statement that are specifically incorporated by reference herein shall constitute a part of this Annual Report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend that such forward-looking statements be subject to the safe harbors created thereby. All statements made in this Annual Report on Form 10-K that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "continue," "can," "may," "plans," "potential," "projects," "seeks," "should," "will," "would" or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, any statements that refer to projections of our future financial condition and results of operations, capital needs and financing plans, competitive position, industry environment, potential growth and market opportunities, sale, divestiture, or acquisition plans and strategies, compensation plans, governance structure and policies and/or the price of our common stock.

The forward-looking statements included herein represent our management's current expectations and assumptions based on information available as of the date of this report. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to:

- our ability to continue as a going concern, including our ability to service our debt obligations as they come due over the next twelve months;
- our ability to expand our aiWARE SaaS business;
- declines or limited growth in the market for AI-based software applications and concerns over the use of AI that may hinder the adoption of AI technologies;
- our requirements for additional capital to support our business growth, service our debt obligations and refinance maturing debt obligations, and the availability of such capital on acceptable terms, if at all;
- our reliance upon a limited number of key customers for a significant portion of our revenue, including declines in key customers' usage of our products and other offerings;
- our ability to realize the intended benefits of our acquisitions, sales, divestitures and other planned cost savings measures, including the sale of our full-service advertising agency, Veritone One (as defined below) and our ability to successfully integrate our recent acquisition of Broadbean (as defined in Note 3);
- our identification of existing material weaknesses in our internal control over financial reporting and plans for remediation;
- fluctuations in our results over time;
- the impact of seasonality on our business;
- our ability to manage our growth, including through acquisitions and expansion into international markets;
- our ability to enhance our existing products and introduce new products that achieve market acceptance and keep pace with technological developments;
- our expectations with respect to the future performance of our products, such as iDEMs and VDR (each defined below), including as drivers of future growth;
- actions by our competitors, partners and others that may block us from using third party technologies in our aiWARE platform, offering it for free to the public or making it cost prohibitive to continue to incorporate such technologies into our platform;
- interruptions, performance problems or security issues with our technology and infrastructure, or that of third parties with whom we work;
- the impact of the continuing economic disruption caused by macroeconomic and geopolitical factors, including the Russia-Ukraine conflict, the Israel-Hamas war and conflict in the surrounding regions, financial instability, inflation and the responses by central banking authorities to control inflation, high interest rates, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world on our business and our existing and potential customers; and
- any additional factors discussed in more detail in "Item 1. Business" and "Item 1A. Risk Factors" of Part I and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this Annual Report on Form 10-K.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations. You should carefully review these risks, as well as the additional risks described in other documents we file from time to time with the Securities and Exchange Commission ("SEC"). In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speaks only as of the date of this report.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, we assume no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY OF RISK FACTORS

Investing in our common stock involves a high degree of risk. Below is a summary of certain material factors that could harm our business, operating results and/or financial condition, impair our future prospects, and/or cause the price of our common stock to decline. Please refer to the additional discussion of the risks summarized below in Item 1A (Risk Factors) of Part I of this Annual Report on Form 10-K, which should be carefully considered, together with other information in this Annual Report on Form 10-K and in our other filings with the SEC, before making an investment decision regarding our common stock.

Risks Related to Our Business and Our Financial Condition

- Our ability to continue as a going concern depends on, among other factors, our financial condition and operating performance, which are subject to factors beyond our control.

- The sale of Veritone One reduced our revenue and business diversification.

- Our efforts to expand our aiWARE SaaS business may not be successful.

- The market for AI-based software applications is new and unproven and may decline or experience limited growth, and concerns over the use of AI may hinder the adoption of AI technologies.

- Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

- We may seek to acquire other companies, businesses or technologies, which could be expensive, divert our management's attention, fail to achieve the expected benefits or expose us to other risks.

- We have expanded our international operations, more recently in the second half of 2023 as a result of our Broadbean acquisition, which exposes us to significant risks, and we may further expand our international operations in the future through organic growth and/or non-organic growth through future acquisitions.

- Our business has been and may continue to be negatively affected by macroeconomic and geopolitical factors, including lingering economic disruption caused by the Russia-Ukraine conflict, the Israel-Hamas war and conflict in the surrounding regions, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world.

Risks Related to the Development and Operation of Our aiWARE Platform and other Products

- If we are not able to enhance our existing products or introduce new products that achieve market acceptance and keep pace with technological developments, our business could be harmed.

- Our competitors, partners or others may acquire technologies used in aiWARE and offer them for free or make it cost prohibitive for us to incorporate those technologies into aiWARE. Partners and third party technology providers may terminate their relationship with us, adversely affecting the functionality of aiWARE.

- We rely on third parties to develop AI models for our platform and to integrate them with our platform.

- If we are not able to develop a strong brand for our aiWARE platform and other products or increase market awareness of our company and our platform and other products, then our business may be adversely affected.

- Interruptions or performance problems associated with our technology and infrastructure, or that of our third party service providers, including AWS and Azure, may adversely affect our business and operating results.

- A security breach or other security incident of our platform, networks, systems or data could have an adverse effect on our business and reputation.

- Our ability to use our loss carryforwards may be limited.

Risks Related to our Indebtedness and Liquidity

- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our operations to pay our debt obligations.

- If we are not able to achieve certain cost synergies from our prior acquisitions, cost savings from our planned cost reduction measures, or raise sufficient capital through capital-raising transactions, we will need additional liquidity to continue our operations over the next twelve months.

- We may require additional capital to grow our business, service our debt obligations or refinance our maturing debt obligations, and this capital might not be available on acceptable terms, if at all.

- The Credit Agreement (as defined below) contains restrictive covenants that may impair our ability to access sufficient capital and operate our business.

- An adverse change in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price.

Risks Related to Target Markets, Competition and Customers

- The success of our business depends on our ability to expand into new vertical markets and attract new customers in a cost-effective manner.

- Historically, we have generated significant revenue from a limited number of key customers, and have recently experienced declines in revenue from one of these customers, which has resulted in a significant reduction in our revenues and may cause our revenues for future periods to be less predictable.

- Technological advances may disrupt the labor market and weaken demand for human capital at a rapid rate.

- Significant segments of the market for talent acquisition software and services may have hiring needs and service preferences that are subject to greater volatility than the overall economy.

- Our sales efforts related to our Software Products & Services involve considerable time and expense, and our sales cycle is often long and unpredictable.

Risks Related to Intellectual Property

- We face risks arising from our digital content licensing services, including potential liability resulting from claims by third parties for infringement or violation of copyrights, publicity or other rights, as well as indemnification claims by rights holders and customers.

- We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

- Our use of open source software could negatively affect our ability to sell our products or subject us to litigation.

Risks Related to Regulatory Compliance

- We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. These legal and other obligations have in the past, and could in the future, require us to make changes to our business, impose additional costs on us and reduce the demand for our software products and solutions. Our actual or perceived failure to comply with such obligations could also lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

- Tax authorities in the United States and in foreign jurisdictions may successfully assert that we, including our acquired companies, should have collected, or in the future should collect, sales, use, value added, or similar taxes, and we could be subject to substantial liabilities with respect to past or future transactions.

- Recent and proposed laws regarding the use of facial recognition technology, the processing of biometric data, and the use of AI, automated decision-making and machine learning technologies increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices, may lead to regulatory investigations or actions, and could have a material adverse effect on demand for certain of our products.

Risks Related to the Ownership of Our Securities and Our Public Company Operations

There are additional risks related to the ownership of our securities and our public company operations discussed in more detail in item "Item 1A. Risk Factors" of Part I, including, but not limited to, risks concerning the volatility of our stock price, our identification of material weaknesses in our internal control over financial reporting, our anti-takeover provisions, stockholder dilution and analysts' reports about the Company.

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PART I

Item 1. Business.

Overview

Veritone, Inc. (collectively with our subsidiaries, referred to as "Veritone," "Company," "we," "our," and "us") is a provider of artificial intelligence ("AI") computing solutions. We are driven by the belief that AI is key to building a safer, more efficient, transparent and empowered society. Our mission is to be an active contributor to making the world better through AI. As creators of one of the world's first AI operating systems, we are augmenting the human workforce by transforming use-case concepts into tangible, industry-leading applications and solutions.

Our proprietary AI operating system, aiWARE™, uses machine learning algorithms, or AI models, together with a suite of powerful applications, to reveal valuable insights from vast amounts of structured and unstructured data. aiWARE serves as the foundation for our AI solutions and bespoke applications and offers access to hundreds of cognitive categories through one common software infrastructure. Highly modular and customizable, aiWARE enables expansive scale with the flexibility to deploy in the cloud, at the edge or in hybrid environments. Our aiWARE platform offers capabilities that are designed to mimic human cognitive functions such as perception, prediction and problem solving, enabling users to quickly, efficiently and cost effectively transform unstructured data into structured data, and analyze and optimize data to drive business processes and insights. aiWARE is based on an open architecture that enables new AI models, applications and workflows to be added quickly and efficiently, resulting in a scalable and evolving solution that can be leveraged by organizations across a range of industries.

We also offer cloud-native digital content management solutions and content licensing and representation services. These offerings leverage our aiWARE technologies, providing customers with unique capabilities to enrich and drive expanded revenue opportunities from their content.

We generate revenue primarily through the delivery of our Software Products & Services (as defined below) across our Commercial Enterprise ("Commercial Enterprise") and Public Sector (which we formerly referred to as "Government & Regulated Industries") divisions, and secondarily from Managed Services (as defined below) that today include the delivery of content licensing, influencer management and related services within Commercial Enterprise.

- "Software Products & Services" consists of revenues generated from Commercial Enterprise and Public Sector customers using our aiWARE platform and hiring solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions.

- "Managed Services" consist of revenues generated from Commercial Enterprise customers using our content licensing services, representation and related services.

Through October 17, 2024, we operated a full-service advertising agency through a wholly-owned subsidiary, Veritone One (as defined below), that leveraged aiWARE to provide differentiated Managed Services to our customers. On October 17, 2024, we entered into an Equity Purchase Agreement (the "Purchase Agreement") with Veritone One, LLC, our wholly-owned subsidiary ("Veritone One"), and Oxford Buyer, LLC ("Purchaser"), an affiliate of Insignia Capital Group L.P., pursuant to which, among other things, Purchaser acquired from us all of the issued and outstanding equity of Veritone One (such transaction, the "Divestiture"). Veritone One's services included media planning and strategy, advertisement buying and placement, campaign messaging, clearance verification and attribution, and custom analytics, specializing in host-endorsed and influencer advertising across primarily radio, podcasting, streaming audio, social media and other digital media channels. We determined that the Divestiture represents a strategic shift that will have a material effect on our operations and financial results. Therefore, the historical financial results of Veritone One are reflected in our consolidated financial statements as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated.

Our presence is primarily in the United States, the United Kingdom, France, Australia, Israel and India.

The Market Opportunity

Today, the existence of unstructured data is growing rapidly, creating significant challenges for companies and governments across the globe, including how to create systematic solutions to address the ever-increasing volume of unstructured data. Whether it is government or state and local law enforcement agencies trying to solve crimes through the analysis of unstructured video evidence, a media company searching years of television archives for specific images and video

content, or global employers trying to operationalize high volumes of hiring data, we believe AI is the only efficient solution to these complex data challenges.

To address the ever-growing challenges surrounding unstructured data, we developed aiWARE, our proprietary AI operating system. aiWARE orchestrates AI models, together with a suite of powerful applications on a secure open platform to reveal valuable insights from vast amounts of structured and unstructured data. aiWARE offers over 20 cognitive categories. Each cognitive category is a grouping of AI models around particular cognitive functions such as perception, recognition, and text understanding, which enables users to quickly, efficiently and cost-effectively transform unstructured data into structured data, and analyze and optimize data to drive business processes and insights.

Our Solution

aiWARE is based on an open architecture that enables new AI models, applications and workflows to be added quickly and efficiently. This results in a scalable and evolving solution that can be easily leveraged by organizations in a broad range of industries that capture or use audio, video and other unstructured data, together with structured data, such as the media and entertainment, government, legal and compliance, and other vertical markets, driving down the cost, complexity and time to develop, deploy and distribute AI-enabled applications in their operations. Our aiWARE platform is offered primarily through a software-as-a-service ("SaaS") delivery model and can be deployed in a number of environments and configurations to meet our customers' needs.


Enterprise AI OS
Kernel
Industry Applications
Application Layer
Automate Studio
OS UI/SDK
APIs
Integration Layer
Intelligent Data Lake
Data search & indexing layer
Controller
Veritone & 3rd Party Cognitive Engines
Text
Vision
Speech
Data
Biometrics
Audio
LLMs
DSLLMs
Processing layer
Adapters
Data ingestion layer

Our aiWARE platform encompasses the following:

- *Industry Applications*. We provide numerous AI-powered applications that span local and federal government, legal and compliance, and commercial verticals. These applications search and rapidly extract actionable insight from evidence, quickly locate case-critical evidence and compliance risks, and analyze, manage, and monetize assets.

- *Automate Studio and Developer APIs*. Our aiWARE platform allows enterprise AI Leaders responsible for IT, MLOps, ModelOps, ML, data science, or digital transformation to quickly and easily create aiWARE-based AI workflows with a low-code designer and utilize aiWARE APIs directly to add content intelligence to existing legacy applications or build cloud-native or IoT apps.

- *Intelligent Data Lake*. Our customers can save, index and search data insights across cognitive categories with aiWARE's intelligent data lake, which provides time-correlated cognitive metadata indexing and enables multivariate, time-based search in applications. Developers can use this time-correlated data to trigger workflows when certain events occur.

- *Applications and Cognitive Analytics*. We have developed a suite of core applications and several industry targeted applications, which are discussed in more detail below, to facilitate the use of our platform and enable users to unlock actionable insights from their diverse datasets. The modular structure of aiWARE enables rapid development and deployment of applications, including leading large language models ("LLMs") like ChatGPT, that are relevant to the specific needs of different markets. This allows us and third parties to build and deploy new applications on top of our aiWARE architecture or integrate existing applications with aiWARE quickly and easily.

- *Generative AI*. Generative AI enables the creation of novel content from data inputs, rather than simply analyzing or acting on existing input data. Generative AI technology is currently being used across numerous industries for a variety of purposes such as simulating human conversation, producing multilingual content and ad promos and summarizing and making recommendations based on large volumes of data. With the increasing prominence of LLMs, such as Claude 3.5, Amazon Web Services ("AWS") Bedrock and ChatGPT, we introduced generative AI capabilities to aiWARE in 2024. Veritone Generative AI allows organizations to leverage and create domain-specific large language models and knowledge graphs based on the data they store in aiWARE. These capabilities are available in aiWARE natively, via API, and through Automate Studio, and we plan to integrate them with our industry-specific applications in the future.

aiWARE can be configured to meet each customer's specific deployment requirements. These deployment models include fully cloud-based options hosted by us in AWS and Microsoft Azure ("Azure") commercial and secure government cloud environments; on-premises options, which allow users to utilize aiWARE's cognitive processing and certain other capabilities in their controlled environment; and hybrid cloud/on-premises options, which give users of our on-premises capabilities the option to also connect to our services in the cloud, either to provision additional services to run within their controlled environment, or to use our additional cloud-based services to process data, search and analyze the results. We currently hold an Authorization to Operate ("ATO") under the Federal Risk and Authorization Management Program ("FedRAMP") for our AWS secure government cloud platform to support government customers.

Our current architecture gives us the flexibility to deploy many of aiWARE's capabilities in virtually any environment, including newer GPU architectures. We are continuing to enhance the portability of aiWARE to provide substantially all of the features and functionality of the platform within any environment to meet our customers' needs.

Markets in Which We Operate

We serve two distinct markets: Commercial Enterprise and Public Sector. We have developed several applications and services addressing specific customer use cases within these target markets. We intend to leverage the capabilities that we have developed for these key markets to expand into other markets in the future. We have identified numerous ways in which our aiWARE platform and related AI technology may be used to extract valuable insights from large volumes of data to address real-world problems across a broad range of markets and applications.

Commercial Enterprise

Commercial Enterprise today consists of customers in the commercial sector, including customers across media, entertainment, sports and advertising, content licensing and Veritone Hire solutions customers. To date, the majority of our Software Products & Services and Managed Services revenue is generated from our Commercial Enterprise customers.

Software Products & Services

Software Products & Services used by our Commercial Enterprise customers include:

- *aiWARE*. Bundled offering of our core applications which enables media broadcasters to ingest their live and archived media into aiWARE and run an array of AI models on the media to identify keywords, faces, logos and objects, enriching the content with additional metadata to allow it to be quickly and easily searched, analyzed, curated and shared in near real-time. aiWARE also includes advanced analytics features that allow users to customize their analytics dashboards and reports and generate live interactive charts with robust filtering capabilities and transforms the way these media broadcasters conduct their business by implementing AI-powered applications in their ad tracking and verification workflows, enabling them to provide advertisers with near real-time ad verification and integrated audience analytics.

- *Digital Media Hub*. Cloud-native, AI-enabled media management solution through which rights holders can ingest, manage and organize their content and offer global access to their content to key stakeholders, including news media and corporate partners, in a secure, permission-based cloud environment. Digital Media Hub offers intelligent search and discovery capabilities and robust reporting tools, which allow users to access content quickly, and allow rights holders to track downloads and understand what content is most important to users.

- *Veritone Hire Solutions*. Cloud-native software portal and applications enabling employers to attract candidates and operate programmatic advertising software to optimize the efficiency of their hiring processes. Our Veritone Hire software platform is integrated into over 120 unique applicant tracking systems and enables customers to access over 2,500 international job boards to streamline hiring efforts through job distribution, OFCCP compliance posting, candidate management, candidate search and automated posting and campaign management. Our programmatic campaigns solution, Veritone Hire Programmatic, leverages predictive AI algorithms and machine-learning to help employers save money on their job advertising and source talent faster by predicting job advertising performance and automating the execution, tracking and optimization of job advertising campaigns. In addition, Veritone Hire uses its integrations with applicant tracking systems and recruiter user data to track hiring outcomes for clients while providing them with analytics to optimize their job listing budgets.

- *Veritone Voice.* Synthetic voice solution that allows content creators and owners across numerous industries to securely create and monetize verified AI voices that can be transformed into different languages, dialects, accents and more. In addition to a self-serve application for voice projects with over 560 stock voices across 150 languages, Veritone's voice solution offers Premium Voices with more than 20 recognizable voice-artist approved AI voices to license, as well as custom voice cloning, a consent-driven cloning solution using text-to-speech or speech-to-speech.

- *Veritone Data Refinery("VDR")*. Comprehensive and secure software solution that empowers enterprises to integrate, analyze and understand their data for actionable intelligence. VDR enables content management, the training of internal AI models, access to data for knowledge graph applications, and the licensing of data to AI model developers.

- *Artificial Intelligence Solutions Group ("AISG")*. Professional services to help our customers address complex challenges and gain a competitive advantage by using AI-powered solutions. These services include (i) data readiness assessment and AI strategy formulation to identify opportunities for utilizing AI to streamline workflows and other business processes, (ii) data modernization services to assist customers in transitioning from legacy systems to cloud-based architectures, (iii) AI solutions development and (iv) educational bootcamps, workshops and information to help customers formulate their AI strategies and quickly scale AI from ideation to production.

Managed Services

Managed Services used by our Commercial Enterprise customers include:

- *Content Licensing*. Digital content licensing services, through which we manage and license content on behalf of leading rights holders to end users in the film, television, sports, and advertising industries. Content is licensed either through our own internally developed web portal, customer-branded web portals or other licensing arrangements. We utilize aiWARE's cognitive capabilities to enable richer and more efficient searching of content, allowing users to quickly find and acquire content for their projects.

- *Live Event Services*. Support of onsite production teams, particularly at the largest golf and tennis tournaments in the world, by ingesting live content, applying cognition and metadata and making content immediately accessible for highlights, publication, advertisements, and additional programming.

- *Representation Services.* Offering of management, representation and related services to a select group of social media influencers to create content and custom marketing campaigns for brand partners and agencies.

- *VeriAds Network.* Comprised of two programs that enable radio and television broadcasters, podcasters and social media influencers to generate incremental advertising revenue from premium advertisers, and enable these advertisers to expand their audience reach through unique ad units and new influencer avenues:

  o *Spot Network.* Provides access to run-of-schedule and dayparted ad units for radio and television advertisements from broadcaster participants.

  o *MicroMentions™.* On-demand live read ad unit solution that gives broadcasters the opportunity to execute 10, 15 or 30 second ads outside of their scheduled ad inventory on a guaranteed CPT (cost per thousand) basis. MicroMentions leverages aiWARE to programmatically manage clearance and verification of, and provide near real-time analytics for, these live reads.

Public Sector

Public Sector consists of customers in government and regulated industries, including our state, local and federal government, legal and compliance customers. To date, Public Sector represents a smaller portion of our consolidated revenue as compared to Commercial Enterprise. We believe that there are near- and long-term opportunities in Public Sector to further grow our business during fiscal 2025 and beyond.

Public Sector markets include state and local government, legal and compliance markets, including law enforcement, legal and judicial professionals, and companies and regulatory bodies in highly regulated industries. Law enforcement and other government agencies regularly accumulate large amounts of unstructured audio and video data, including from police body cameras, police car recorders, interview room cameras, 911 audio tapes and surveillance cameras. Historically, in most cases, investigators have had to review audio and video data manually, a task that consumes huge amounts of time and delays investigations. In addition, public agencies are required to provide certain information, which may include audio and video files, in response to requests from the public. Reviewing video footage to identify and authenticate the appropriate footage to be disclosed, and to redact facial images and other sensitive information prior to disclosure, have historically been time-consuming and largely manual processes. Today, law enforcement and other government agencies can leverage our aiWARE platform and applications to organize, review, analyze and gain insight from their various data sources to enhance their investigative workflows and to support their public disclosure requirements.

Within the legal market, our AI technologies support eDiscovery, the process of identifying, collecting and producing electronically stored information, where audio and video content analysis is playing an increasingly important role in civil litigation and criminal proceedings. Our aiWARE platform's applications and cognitive capabilities are designed to enable users to quickly search and analyze large volumes of audio files, video files, text-based documents and other electronically stored information to identify particular words, phrases, faces, objects and voices, and to redact sensitive information prior to production, increasing the speed, reducing the cost, and improving the results of discovery processes.

Software Products & Services used by our Public Sector customers include:

- *aiWARE Anywhere.* Provides deployment options for our aiWARE platform that lets customers harness the power of AI anywhere, any time. It provides a common software infrastructure that lets customers use end-to-end, AI-powered solutions — from data ingestion to intelligent data analysis — in either general or industry-specific applications. aiWARE Anywhere deployment options include on-premises, in the Veritone cloud, or in a private cloud, depending on our customers' needs.

- *Investigate.* Provides a central evidence hub powered by AI that accelerates investigations and increases case clearance rates. Our Investigate solution is specifically targeted to service the needs of governmental entities focused on law enforcement investigations as well as Freedom of Information Act workflows. Investigate is optimized for the specific functions carried out by law enforcement investigative agencies to help conduct criminal investigations, ensure physical security, and detect fraud. Customers using Investigate can consolidate digital evidence into one secure and compliant cloud environment, quickly identify the most relevant information for a case at scale with greater insights, streamline redaction, improve analysis and evidence discovery, and track persons of interest across files.

- *IDentify.* Enables law enforcement and judicial agencies to increase the speed and efficiency of investigative workflows. IDentify allows users to upload and maintain booking and known offender databases in aiWARE and use facial recognition technology to automatically compare these databases with video and photographic evidence, such as footage from body cameras, dash cameras and CCTV surveillance cameras, to identify potential suspects for further investigation. IDentify gives agencies a powerful tool to augment their investigative workflows, saving valuable time and resources and helping them investigate cases faster.

- *Illuminate*. Provides users with an effective means of searching voluminous sets of media and electronic documents to support eDiscovery efforts, and particularly their early case assessment efforts. This application allows users to rapidly ingest, process and search large volumes of audio, video, image and text-based documents, to identify and segregate relevant evidence for further review and analysis. Illuminate's text analytics capabilities allow users to visually explore entities, such as the persons, organizations and locations identified in the data. Once processed and reviewed through the application, users can transfer a relevant subset of media and documents to our Redact application if redaction is necessary or export it for transfer to their eDiscovery or case management platform for further processing and workflows.

- *Redact*. Enables law enforcement and judicial agencies to leverage AI to automate the redaction of faces and other sensitive information within audio, video and image-based evidence, streamlining their redaction workflows. Redact employs AI technology to automatically detect when persons appear in evidence for review and selection. Users can also define other sensitive items appearing in video evidence and choose to automatically track the defined items for redaction throughout the video or at a single time stamp. The application then systematically obscures selected portions of the data in the evidence. With Redact, agencies may expedite their review and redaction of evidence in a fraction of the amount of time spent on manual processes, freeing up valuable resources while supporting compliance efforts with respect to stringent disclosure requirements.

- *Contact*. Designed to reduce the time needed to comply with racial and identity profiling stop data collection requirements in certain U.S. states, including California and offers ways to gather additional insight for agency needs. Developed in close collaboration with the California State Department of Justice as well as key city law enforcement agencies, this intelligent stop data collection application may reduce officer data collection time, minimize review effort, and provide command staff faster insight for training and other constituent transparency initiatives.

- *Track*. Monitors people in video, providing insights to help assess the visual description of a person of interest in a scene, what they are doing, and who they are with. Track enables our customers to monitor multiple video recordings and feeds when dealing with occlusion within crowded areas and impacts from lighting and distance. Track tracks the human body and head, whether or not the head is turned or at an unidentifiable angle and can also track clothing or anything identifiable across multiple videos and feeds. Government, law enforcement, and justice organizations have used Track to find persons of interest from disparate video files and build an understanding of their activities and associations. This type of "digital forensics" can help investigators create a narrative around an event or an individual contained in a video capturing a crime or an object of interest to track.

- *Intelligent Digital Evidence Management System ("iDEMS")*. Built on the aiWARE™ platform, iDEMS is a cloud-based product suite comprised of Veritone's public sector solutions – *Investigate, Redact, Illuminate, Track* and *IDentify*. iDEMS has seamless downstream workflows to centralize digital evidence, streamline redaction, improve analysis and evidence discovery, track persons of interest across all containerized content files and identify persons of interest from an existing records database. The solution also provides technical workflow integrations with many of the industry's leading software platforms and tools.

Sales and Marketing

Software Products & Services

We conduct sales and marketing activities related to our Software Products & Services through a combination of our direct sales force and indirect channel partners such as value-added resellers ("VARs"), distributors, system integrators, managed services providers and referral partners. Our direct sales organization is comprised of teams of business development managers, account executives and sales managers, who are supported by sales development representatives, sales engineers, solutions architects and other inside sales personnel. These sales teams are generally organized based on their specialized knowledge and expertise within each of our target markets. Our sales team collaborates closely with our product marketing, management and development teams to evaluate and develop solutions to address the needs of customers.

We have also established, and we intend to continue to expand, an indirect sales channel comprised of VARs, distributors and referral partners. We have entered into agreements with channel partners located in the United States and internationally. These agreements generally provide the channel partners with discounts below our standard prices, have terms of one year which automatically renew on an annual basis, and are generally terminable by either party for convenience following a specified notice period. Substantially all of our agreements with channel partners are nonexclusive; however, we allow channel partners to register sales opportunities through our deal registration program, in which case we may grant a channel partner priority to pursue an opportunity for a specified period of time, subject to certain conditions.

Managed Services

We conduct sales and marketing activities relating to our digital content licensing Managed Services business through our direct sales representatives who identify, develop and manage our relationships with strategic Commercial Enterprise customers in the advertising, entertainment/documentary and network broadcasting industries. We maintain our commerce web portal, where stock content and select libraries can be licensed and downloaded directly, but the majority of our business is driven through high-value libraries that require an approval process to gain access. We also cross-sell additional products and services, including media management and aiWARE, to our content licensor partners.

Until the sale of Veritone One in October 2024 pursuant to the Divestiture, we marketed and sold our advertising Managed Services through a combination of our direct sales and indirect channel sales. We primarily marketed and sold directly to advertisers through outbound sales networking and client and partner referrals. Our indirect sales channel consisted of referral partners who were mainly advertising agencies or marketing consultants. In addition to our sales efforts for new clients, our campaign strategists drove upsells and expanded sales by optimizing media spending for advertising clients.

Customers

Software Products & Services

We market and sell our Software Products & Services to customers in the Commercial Enterprise and Public Sector markets. During 2024, no customer accounted for 10% or more of total revenues from our Software Products & Services, as compared to the prior year in which one customer accounted for 22% of total revenues from our Software Products & Services in 2023. As we continue to grow our revenues from our Software Products & Services across our markets, we believe that our dependence on any single customer or group of customers will continue to reduce.

Managed Services

We market and sell our content licensing Managed Services to customers such as major sports networks and film production companies that require high value content for their broadcasts and projects. During both 2024 and 2023, one customer accounted for 20% of the total Managed Services revenues.

Competition

Software Products & Services

The market for AI-enabled solutions is rapidly evolving and highly competitive, and we face competition from various sources, including large, well-capitalized technology companies such as Google, Microsoft, Amazon, Axon and Palantir. In the case of our Veritone Hire solutions, the market for talent acquisition software and services is highly competitive, rapidly evolving and fragmented, and we face competition from programmatic job advertising software companies, traditional human capital management (HCM) companies, companies primarily focused on offering applicant tracking systems, and providers of point solutions for specific use cases such as for recruitment marketing, and these companies include, without limitation, Oracle and SAP.

Our large competitors may have better brand name recognition, greater financial and engineering resources and larger sales and marketing teams than we have. As a result, these competitors may be able to develop and introduce, or acquire companies that may be able to develop and introduce, competing solutions and technologies that may have greater capabilities than ours or that are able to achieve greater customer acceptance, and they may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Some customers may also be hesitant to use a new platform and prefer to upgrade products offered by their incumbent platforms for reasons including price, quality, sophistication, familiarity and global presence. In addition, we may compete with smaller competitors, including developers of AI models, who may develop their own solutions that perform similar services as our platform for specific use cases, as well as with systems integrators that aggregate and integrate cognitive solutions from multiple providers for their clients.

We believe the following competitive attributes are necessary for us to compete successfully in the AI industry for Commercial Enterprise and Public Sector customers for our Software Products & Services:

- Applications to enable our platform to be effectively leveraged for a wide variety of use cases;

- Breadth, depth and performance of cognitive processing and other AI capabilities, particularly accuracy and speed;

- Availability of cloud-based and on-premises deployment models and functionality;

- Ease of deployment and integration;

- Platform scalability, reliability and security; and

- Cost of deploying and using our products.

We believe that we compete favorably on the basis of the factors listed above. We believe that few of our competitors currently compete directly with us across all of our cognitive capabilities and vertical markets, and that none of our competitors currently deploy an AI operating system with an open ecosystem comprised of a comparable number of multiple proprietary and third party AI models that can be accessed by customers from a single integrated platform.

Competitors for our Software Products & Services fall into the following primary categories:

- Infrastructure-based cloud computing vendors offering cognitive processing services via APIs, such as IBM Watson via IBM Cloud, Microsoft Cognitive Services via Azure and Amazon Machine Learning via AWS;

- Smaller AI-focused vendors offering solutions within a single cognitive category such as facial recognition, object recognition, natural language processing or generative AI;

- Enterprise services and solutions providers that combine their services with technology developed in-house to address specific challenges for organizations, such as Palantir and C3.ai;

- System integrators that aggregate and integrate solutions from multiple underlying providers of cognitive services for clients, such as Accenture and Deloitte Consulting; and

- Providers of hardware and/or software solutions serving a particular market, which are incorporating into their solutions automated processing, search and/or data analytics capabilities that provide functionality similar to our industry targeted applications, including the following:

    o In the media and entertainment market, providers of digital asset management systems;

    o In the public safety market, providers of police body cameras and car recorders and associated content storage and management systems; and

    o In the legal market, providers of eDiscovery solutions and/or associated hosting and managed services.

Managed Services

We face competition from third parties for our content licensing Managed Services, including IMG, Thomson Reuters Getty Images and Shutterstock, particularly in North America; however, many content owners choose to manage the licensing of their content in-house, and content owners that we currently represent may choose to license their content directly in the future. We believe that we may face additional competition in North America if new content licensing companies emerge or expand their business in the region. As we expand our content licensing services to international markets, we believe that we may face greater competition from established content licensing and talent management companies. We believe that our ability to use the cognitive capabilities of aiWARE to enrich and enhance the searchability of content, and to leverage relationships with existing customers and vendors across our Managed Services business, gives us a competitive advantage over other content licensing companies and allows us to achieve greater benefits for content owners than they can achieve through their own in-house efforts.

Research and Development

Our research and development organization is comprised of employees who are responsible for the design, development and testing of our AI and software solutions, including software engineers, quality engineers, data scientists, data engineers, product managers and user experience designers. Our research and development organization is generally organized in teams, with teams focused on our core aiWARE architecture and capabilities and other teams focused on solutions and applications that address specific use cases in our key markets. We focus our efforts on developing new features and expanding the core technologies that further enhance the usability, functionality, reliability, performance and flexibility of aiWARE, as well as allow us to operate in new vertical markets. In addition, we contract with select third-party engineering services to support development and quality assurance testing. We plan to continue to make significant investments in developing our AI technologies, expanding the functionality and capabilities of aiWARE and related solutions, and building new software capabilities.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand.

As of March 10, 2025, in the United States, we have 34 issued patents, which expire between 2029 and 2042, and have 8 patent applications pending for examination. As of such date, we also had 16 issued patents and 3 patent applications pending for examination in foreign jurisdictions (including international PCT applications), all of which are based on counterpart U.S. patent applications pursued by us. In addition, we have registered, or have applied for registration of, numerous trademarks, including Veritone and aiWARE, in the United States and in several foreign jurisdictions. We seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Seasonality

Prior to fiscal year 2024, we experienced seasonal fluctuations in our revenue and operating performance as a result of the utilization of our platform and associated revenues from our Software Products & Services. In particular, our Veritone Hire revenues have historically been higher in the second half of each fiscal year, consistent with the hiring cycles of our larger customers. In fiscal 2024, our revenue and operating performance were less impacted by seasonal fluctuations primarily driven by a year over year decline in consumption-based revenue from a single customer across Veritone Hire. We also experience seasonality a result of factors such as the timing of large projects, the length and complexity of our sales cycles, trends impacting our target vertical markets and our revenue recognition policies and any changes we make to those policies. Within a given quarter, a higher proportion of our agreements are signed toward the end of such quarter. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Regulatory Environment

We are subject to a number of U.S. federal, state, local and foreign laws and regulations, including within the United Kingdom, Australia, India, Israel and parts of Europe, that involve matters central to our business. These laws and regulations govern privacy, data protection, intellectual property, competition, consumer protection and other subjects.

We carry out certain processing of personal data that is subject to data protection and privacy laws in various jurisdictions including the European Union and United Kingdom General Data Protection Regulation ("GDPR"); the California Consumer Privacy Act, as amended ("CCPA"); laws regulating the use of AI, automated decision making, machine learning, and biometric technologies (including facial recognition); and similar laws and regulations in other jurisdictions, including states and localities within the United States. Under these data protection and privacy laws, we are required to maintain certain technical and organizational measures designed to ensure the security and protection of personal data and information, and we are required to comply (either directly or indirectly pursuant to requirements of our contracts with customers) with a number of requirements with respect to individuals whose personal data or information we collect and process, including, among others, notification requirements and requirements to comply with requests from individuals to (i) opt out of collection, processing and/or sale of their data or information, (ii) delete their data or information, and (iii) receive copies of and other information regarding our collection and processing of their data or information.

We generate revenue through contracts with U.S. federal, state, and local governments and are required to comply with evolving procurement and cybersecurity requirements, including FedRAMP. Compliance with these requirements is complex and costly, with failure or delays potentially limiting our ability to do business with government entities, which could undermine our competitive position. Maintaining FedRAMP authorization requires significant ongoing costs, including continuous monitoring, security assessments, and compliance personnel, impacting capital expenditures and earnings.

Moreover, governments, regulators and individuals are increasingly scrutinizing the use of AI and machine learning technologies (including the associated processing of personal data), automated decision making (including in an employment and/or recruitment context), and the processing of biometric data (including through facial recognition technologies). In addition, numerous laws and regulations around the world, including the Colorado AI Act, various laws in California, and the EU AI Act, among others, have been enacted or proposed to regulate these areas, and several lawsuits have been filed, particularly in the United States, challenging the processing of biometric data which may reduce our customers' demand for our products.

Human Capital Resources

As of December 31, 2024, we had a total of 487 employees, 469 of whom were full-time employees. 116 of our U.S-based employees are located in California, with another 188 employees located in 36 other states. We also have 36 employees located in Israel and 147 employees located in other countries including the United Kingdom, France, Australia and India.

We believe that our employees are our greatest asset and our company culture is a critical component of our success. We strive to create a work environment in which all employees feel a strong sense of community and embody our core values. We have implemented a number of initiatives to ensure that our employees are engaged and motivated to work hard and have fun at the same time. We conduct employee engagement surveys to gauge employee satisfaction, identify areas for improvement and implement positive change to evolve and better our company culture.

We strive to hire, develop and retain the top talent in the industry. To attract top talent, we offer competitive salaries, incentives, equity compensation and benefits. We conduct an annual talent review process, in which we obtain employee feedback, evaluate performance and establish goals, objectives and development plans for all employees. We continuously monitor and evaluate employee turnover to identify and address areas of concern to improve employee retention.

Company Information

We were incorporated as a Delaware corporation on June 13, 2014. Our corporate headquarters are located at 1615 Platte Street, 2nd Floor, Denver, Colorado 80202. Our telephone number is (888) 507-1737. Our principal website address is www.veritone.com. The information provided on, or accessible through, our website is not a part of this Annual Report on Form 10-K, nor is such information incorporated by reference herein, and such information should not be relied upon in determining whether to make an investment in our common stock.

Available Information

This Annual Report on Form 10-K and our quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available free of charge on the investor relations section of our website at investors.veritone.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We will also provide electronic or paper copies of such reports free of charge, upon request made to our Corporate Secretary at 1615 Platte Street, 2nd Floor, Denver, Colorado 80202. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We use our investor relations website as a channel of distribution for important company information, including news and commentary about our business and financial performance, webcasts of our earnings calls and investor events, SEC filings, and corporate governance information, including information regarding our board of directors (our "Board"), our board committee charters and code of business conduct and ethics. The information provided on, or accessible through, our investor relations website is not a part of this Annual Report on Form 10-K, nor is such information incorporated by reference herein, and such information should not be relied upon in determining whether to make an investment in our common stock.

Item 1A. Risk Factors.

The following describes the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only risks we face but do represent those risk and uncertainties that we believe are material to our business. Additional risks that we do not yet know of or that we currently believe are immaterial may also harm our business operations.

Risks Related to Our Business and Our Financial Condition

Our ability to continue as a going concern depends on, among other factors, our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control.

Based on our liquidity position at December 31, 2024 and our current forecast of operating results and cash flows, absent any other action, management determined that there is substantial doubt about our ability to continue as a going concern over the twelve months following the filing of this Annual Report on Form 10-K. In past fiscal quarters, based on our liquidity position at the end of such fiscal quarter and our then-current forecast of operating results and cash flows, management has determined that there has been a substantial doubt about our ability to continue as a going concern over the twelve months following such determination, principally driven by our current debt service obligations, historical negative cash flows and recurring losses. Our ability to continue as a going concern is dependent on our ability to service our debt obligations under the Term Loan as they become due, which, in turn, is dependent on, among other factors, our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. Any future determination that we may be unable to continue as a going concern may materially harm our business and reputation and may make it more difficult for us to obtain financing for the continuation of our operations, including through equity financings, incurring additional debt or otherwise, which in turn, may adversely impact our financial condition, results of operations and cash flows.

In the near term, to ensure we continue to meet our cash obligations as they come due, we continue to evaluate strategies to obtain funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, debt and/or further restructuring of operations to grow revenues and decrease operating expenses, which include capturing past cost reduction and potential future cost synergies from our past acquisitions. For example, on October 17, 2024, we consummated the Divestiture for a total purchase price of up to $104.0 million. Net proceeds from the transaction were $55.9 million in cash, which reflected the aggregate purchase price of $104.0 million, less $18.0 million subject to an earnout described below, $20.3 million of purchase price adjustments, $6.7 million placed in escrow accounts, and $3.0 million in transaction-related expenses. In connection with the closing of the Divestiture, we used $30.5 million of the net cash proceeds from the Divestiture to repay principal on our outstanding term loan, and as of December 31, 2024, $41.2 million was outstanding under our term loan. In addition, on November 19, 2024, we entered into a sales agreement (the "Sales Agreement") with Needham & Company, LLC and H.C. Wainwright & Co., LLC, as sales agents (the "Sales Agents"), to establish an "at-the-market" equity offering program (the "ATM Program"), allowing us to offer and sell shares of our common stock having an aggregate offering price of up to $35.0 million from time to time through the Sales Agents. As of December 31, 2024, we had issued 1,707,791 shares of our common stock under the ATM Program for aggregate gross proceeds of $4.7 million. Furthermore, on January 2, 2025, we conducted a registered direct offering (the "Registered Direct Offering") pursuant to a securities purchase agreement with Esousa Group Holdings, LLC. The Registered Direct Offering included 4,414,878 shares of our common stock, priced at $2.53 per share, and pre-funded warrants to purchase up to 3,608,838 shares of our common stock priced at $2.52 per pre-funded warrant, with an exercise price of $0.01 per share. We received gross proceeds from the Registered Direct Offering of approximately $20.3 million, before deducting offering expenses.

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including the ability to meet minimum liquidity thresholds under our Credit Agreement. We may not be able to access additional equity under acceptable terms, and may not be successful in future operational restructurings, earning any of our deferred purchase consideration, meeting our minimum liquidity threshold under out Credit Agreement, or at growing our revenue base, and our ability to execute on our operating plans may be materially adversely impacted. If we are unable to capture past cost reduction and potential future cost synergies from our past acquisitions we would likely not have sufficient cash on hand or available liquidity to service our current debt obligations, and our ability to execute on our operating plans may be materially adversely impacted. If we become unable to continue as a going concern, we may have to dispose of other or additional assets and might realize significantly less value than the values at which they are carried on our consolidated financial statements. These actions may cause stockholders to be further diluted or to lose all or part of their investment in our common stock. If we receive an auditor opinion qualified by such auditor's determination that there is a substantial doubt as to our ability to continue as a going concern, it will result in an event of default under our Term Loan (as defined below), absent any consent or waiver by the lenders under the Credit Agreement, and may result in incremental costs to us or restrictions imposed upon us by our lenders. In March 2025, we received a consent from the lenders under our Term Loan to deliver our audited consolidated financial statements for the fiscal year ended December 31, 2024 with a report from our independent certified public accountants related thereto that contained a going concern emphasis of matter. As consideration for the Limited Consent, we paid an aggregate of $1.0 million in cash to the lenders party to the Limited Consent. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

We recently sold Veritone One, our full-service advertising agency, which represented approximately 25% of our revenue for the twelve months ended December 31, 2024. As a result, our revenue following the sale of Veritone One has been and will continue to be reduced and our business will be less diversified.

On October 17, 2024, we entered into the Purchase Agreement, pursuant to which we sold our full-service advertising agency and wholly-owned subsidiary, Veritone One, to an affiliate of Insignia Capital Group L.P. Approximately 25% of our revenue for the year ended December 31, 2024 was generated from Veritone One. As a result of the Divestiture, our business is focused on enterprise AI and the type of risks associated with such business. Further, immediately following the Divestiture, our business has been and will continue to generate less revenue for the foreseeable future, which may exacerbate risks related to our operations, including our ability to service our outstanding debt and finance our operations. If these difficulties or challenges cannot be overcome, our business may not be successful and the impact of these risks could have a material adverse effect on our business, financial condition and results of operations.

Our efforts to expand our aiWARE SaaS business may not be successful.

In order for us to grow our business and achieve profitability, we must expand our revenue base by expanding our customer base and increasing our business with existing customers. We may not be able to succeed with respect to these efforts. Many factors may adversely affect our ability to grow the business for our aiWARE platform, including but not limited to:

- Failure to add market-specific applications to our aiWARE platform with sufficient levels of capability to provide compelling benefits to users in our target vertical markets;

- Failure to add AI models with sufficient levels of capability or trainability into our platform, difficulties integrating AI models, loss of access to, or increases in the cost of, AI models;

- Inability to expand the number of AI models in different classes that can operate in a network-isolated manner, which would limit the capabilities of aiWARE available in our FedRAMP environment or under private cloud, on-premises and hybrid deployment models;

- Difficulties in adding technical capabilities to our platform and ensuring future compatibility of additional third party providers;

- Failure to articulate the perceived benefits of our solutions, or to generate broad customer acceptance of or interest in our solutions;

- Introduction of competitive offerings by larger, better financed and more well-known companies;

- Introduction of new products or technologies that have performance and/or cost advantages over our aiWARE platform;

- Inability to integrate our solutions with products of other companies to pursue particular vertical markets, or the failure of such relationships to achieve their anticipated benefits;

- Long and complex sales cycles, particularly for customers in the Public Sector markets; and

- Challenges in operating our platform on secure government cloud platforms and complying with government security requirements.

If we fail to develop a successful business for our aiWARE platform, our business, results of operations and financial condition will suffer.

The market for AI-based software applications is relatively new and unproven and may decline or experience limited growth. Concerns over the use of AI, including from regulators, the public and our customers, may hinder the adoption of AI technologies, which would adversely affect our ability to fully realize the potential of our Software Products & Services.

The market for AI-based software applications is still relatively new and evaluating the size and scope of the market is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on the growth of this market. The utilization of our platform and solutions by customers is also still relatively new, and customers may not recognize the need for, or benefits of, our platform and solutions, which may prompt them to cease use of our platform and solutions or decide to adopt alternative products and services to satisfy their cognitive computing, search and analytics requirements. Our ability to access and extend our position in the markets that our platform and solutions are designed to address depends upon a number of factors, including the cost, performance and perceived value of our platform and solutions, as well as regulatory scrutiny over our products and technologies. As AI technologies become increasingly incorporated into various mainstream products and offerings and these technologies advance and develop, regulatory scrutiny of AI technologies, potentially including our products, will likely increase. Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for our solutions is particularly difficult for several reasons, including limited available information and rapid evolution of the market.

In addition, AI presents risks and challenges that could hinder its further development, adoption and use in the markets that we serve. AI algorithms may be flawed, datasets may be insufficient or contain biased information, and the results and analyses that our AI solutions assist in producing may be deficient, inaccurate or biased. For example, biased datasets and results could produce results that are objectionable to customers using our talent acquisition, or Veritone Hire, technologies. Further, use of AI technologies in certain scenarios present ethical concerns. For example, due to inaccuracies or flaws in the inputs, outputs or logic of our AI technology, the model could result in decisions that bias certain individuals (or classes of individuals) and adversely impact their rights, employment and ability to obtain certain services or benefits. If we enable or offer AI solutions that produce deficient or inaccurate results and analyses, or that are controversial due to human rights, privacy or other social issues, we may experience lower-than-expected demand for our products and services, or competitive, brand or reputational harm. Multiple states in the United States, as well as the European Union, have enacted or proposed legislation regulating the use of AI. These regulations include requirements for increased transparency, mandatory disclosures and the implementation of mitigating measures to address potential risks associated with AI technologies. Compliance with these laws may impose additional costs, operational adjustments, or restrictions on our use of AI, and noncompliance could result in regulatory penalties, reputational harm, or other adverse impacts. As this regulatory landscape continues to develop, new or more stringent requirements could emerge, further affecting our business operations and ability to leverage AI technologies effectively.

If the market for AI-based solutions does not experience significant growth, or if demand for our platform or solutions does not increase in line with our projections, then our business, results of operations and financial condition will be adversely affected.

Certain of our operating results and financial metrics are difficult to predict and subject to volatility, including as a result of seasonality.

We experience quarterly variations in the timing of revenues from our Software Products & Services as a result of numerous factors, such as the timing of large projects, the length and complexity of our sales cycles and trends impacting our target vertical markets. In particular, our Veritone Hire solutions have historically experienced seasonality in terms of when we enter into customer agreements for our products and services. Consistent with the hiring patterns of many of our customers, a higher percentage of related revenue is earned in the second half of each year. Within a given quarter, a significant portion of our agreements are often signed toward the end of the quarter. This seasonality is reflected to a lesser extent in our revenue due to the fact that we generally recognize subscription revenue over the term of the customer agreement. We expect this seasonality to continue, which may cause fluctuations in certain of our operating results and financial metrics, and thus, difficulties in predictability of our operating results.

We have had a history of losses and we may be unable to achieve or sustain profitability.

We experienced net losses of $37.4 million and $58.6 million in fiscal years 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $467.3 million. We expect to continue to expend substantial financial and other resources on, among other things:

- investments to expand and enhance our platform and technology infrastructure, make improvements to the scalability, availability and security of our aiWARE platform, and develop new products;

- sales and marketing, including expanding our direct sales organization and marketing programs, and expanding our programs directed at increasing our brand awareness among current and new customers;

- hiring additional employees;

- expansion of our operations and infrastructure, both domestically and internationally; and

- general administration, including legal, accounting and other expenses.

These investments may not result in increased revenue or growth of our business. We may not be able to generate net revenues sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern.

We may pursue the opportunistic acquisition of other companies, businesses or technologies, which could be expensive, divert our management's attention, fail to achieve the expected benefits and/or expose us to other risks or difficulties.

As part of our growth strategy, we have acquired, and we may continue to acquire, businesses, services, technologies or intellectual property rights that we believe could complement, expand or enhance the features and functionality of our aiWARE platform and our technical capabilities, broaden our product and service offerings or offer growth opportunities for our business. For example, we closed on our acquisition of Broadbean in June 2023. This acquisition strategy may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are consummated. Acquisitions could also result in dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, amortization expenses, impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could adversely affect our operating results and financial condition. In addition, we may face risks or experience difficulties successfully integrating acquired businesses, such as Broadbean, with our operations. These risks include:

- effectively managing the combined business following the acquisition, including any international operations of the acquired business and integrating the acquired company's accounting, human resources and other administrative systems, and coordination of product, engineering and sales and marketing functions;

- the potential loss of key employees and customers as a result of competing in the markets in which the acquired company operates;

- cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire; and

- achieving anticipated cross-selling opportunities and eliminating any redundant operations with respect to the acquired business.

We also may not achieve the anticipated benefits from the acquired business and may incur unanticipated costs and liabilities in connection with any such acquisitions. Additionally, if we are unable to complete an acquisition, we could lose market share to competitors who are able to make such an acquisition. Once an acquisition is closed, we may discover hidden costs, resource demands and potential liabilities that were not evident during the due diligence process, particularly when such process is undertaken on an accelerated timeline. Although we utilize representation and warranty insurance and standard indemnity provisions in these acquisition transactions, if we are unable to successfully assert a claim, if a claim is not covered by insurance or if these hidden costs prove greater than expected, our operations as a whole may be adversely affected. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If any of these results occurs, our business and financial results could be adversely affected.

We have expanded our international operations, including in the second half of 2023 as a result of our Broadbean acquisition, which exposes us to significant risks, and we intend to continue expanding international operations going forward.

In June 2023, and in conjunction with our acquisition of Broadbean, we expanded our operations into Europe and Asia Pacific. As part of our growth strategy, we may expand our operations further internationally. As of December 31, 2024, we had operations in the United Kingdom, other parts of Europe, Israel, Australia and India, and we may, in the future, open offices and hire employees in additional locations outside of the United States to service existing global customers, reach new customers and gain access to additional technical talent. Operating and expanding to new international markets requires significant resources and management attention and will subject us to uncertain regulatory, international tax, international conflicts, and economic and political risks. Because of our limited historical experience with expanded international operations, as well as developing and managing sales in international markets, our international expansion efforts may not be successful. In addition, we will face risks of doing business internationally that could adversely affect our business, including, but not limited to:

- managing and staffing international operations and the increased operating, travel, infrastructure and legal compliance costs associated with numerous international locations;

- establishing and managing additional instances of our aiWARE platform in other countries;

- adapting, localizing and pricing our products and services for specific countries and to offer customer support in various languages;

- additional foreign tax requirements and obligations, and adverse tax consequences and tax rulings;

- economic, international conflicts and political instability in some countries;

- compliance with local laws, regulations and customs in foreign jurisdictions, particularly in the areas of data privacy and personal privacy, employment and tax and export controls, economic sanctions and anti-corruption laws; and

- limited protection for intellectual property rights in some countries.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

Our business has been and may continue to be negatively affected by macroeconomic and geopolitical factors, including lingering economic disruption caused by the Russia-Ukraine conflict, the Israel-Hamas war and conflict in the surrounding regions, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world.

Global economic and business activities continue to face widespread macroeconomic and geopolitical uncertainties, including lingering economic disruption caused by the Russia-Ukraine conflict, Israel-Hamas war and conflict in the surrounding regions, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world. We continue to actively monitor the impact of these macroeconomic factors on our financial condition, liquidity, operations, suppliers, industry and workforce, and instituted certain cost saving measures during 2023 and 2024 as a result of these factors. The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, and the impact on our customers, partners and employees, all of which are uncertain and cannot be predicted. These and other global economic conditions, including any new disruptions, have and may again negatively impact our business. For example, we have operations and an office in Israel, and as a result of the Israel-Hamas war, a number of our employees and family members of our employees have been conscripted into military service. In addition, our Veritone Hire solutions are sold to businesses that experience performance fluctuations based on factors including the demand for labor and the economic health of current and prospective employers. To the extent that economic uncertainty or attenuated economic conditions cause our current and potential customers to freeze or reduce their headcount, demand for our products and services has been, and may continue to be negatively affected. Adverse economic conditions have also caused and could continue to result in reductions in sales of our applications, longer sales cycles, reductions in contract duration and value, slower adoption of new technologies and increased price competition. In addition, economic recessions have historically resulted in overall reductions in spending on software and technology solutions as well as pressure from customers and potential customers for extended billing terms. If economic, political, or market conditions deteriorate, or if there is uncertainty around these conditions, our current and potential customers may elect to decrease their software and technology solutions budgets by deferring or reconsidering product purchases, which could limit our ability to grow our business and negatively affect our operating results. Any of these events would likely have an adverse effect on our business, operating results and financial position.

We depend on our executive officers and other key employees, and the loss of one or more of these executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our President, Chief Executive Officer and Chairman of our Board, Ryan Steelberg, and our other executive officers and senior management. We rely on our leadership team in the areas of strategy and implementation, research and development, operations, security, marketing, sales, support and general and administrative functions. We do not currently have any employment agreements with our executive officers or senior management team that require them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. The loss of Ryan Steelberg, or one or more of the members of our management team, could adversely impact our business and operations and disrupt our relationships with our key customers.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled management, engineering, data science, sales, marketing and other personnel with experience in the businesses in which we operate. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing, sale and delivery of our products and services, which could adversely affect our business, results of operations and financial condition.

Risks Related to the Development and Operation of Our aiWARE Platform and other Products

If we are not able to enhance our existing products or introduce new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our aiWARE platform and applications and introduce new products and features, including enhancements necessary to provide substantially all of the features and functionality of the platform within a private cloud or on-premises environment, as well as new applications to address additional customer use cases. The success of any enhancements or new products depends on several factors, including timely development completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance and demand. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may have interoperability difficulties with our aiWARE platform, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully enhance our aiWARE platform and applications to meet evolving customer requirements and develop new products and applications, or if our efforts to increase the usage of our aiWARE platform are more expensive than we expect, then our business, results of operations and financial condition could be harmed.

Our competitors, partners or others may acquire third party technologies used in our aiWARE platform, which could result in them blocking us from using the technology in our aiWARE platform, offering it for free to the public or making it cost prohibitive for us to continue to incorporate their technologies in our aiWARE platform, or these third party technology providers may otherwise terminate their relationships with us, which could adversely affect the functionality of our aiWARE platform.

Our success depends in part on our ability to attract, incorporate and maintain high performing AI models on our aiWARE platform. If any third party acquires an AI model that is on our platform, they may preclude us from using it as a component of our platform or make it more expensive for us to utilize. In addition, a third-party AI model provider may terminate its relationship with us or may otherwise cease to make its AI models available to us. In either case, if that AI model has unique capabilities or a significant performance advantage over other models and we are unable to identify a suitable replacement model, the interruption could cause us to lose customers. It is also possible that a third party acquirer of such technology could offer the AI models and technologies to the public as a free add-on capability, in which case certain of our customers would have less incentive to pay us for the use of our platform. If a key third party technology becomes unavailable to us or is impractical for us to continue to use, the functionality of our platform could be interrupted, and our expenses could increase as we search for an alternative technology. As a result, our business, results of operations and financial condition could be adversely affected through the loss of customers and/or from increased operating costs.

We rely on third parties to develop AI models for our platform and in some cases to integrate them with our platform.

A key element of our aiWARE platform is the ability to incorporate and integrate AI models developed by multiple third-party vendors, and we plan to continue to increase the number of third-party AI models incorporated into our aiWARE platform to enhance the performance and power of our platform. As we work to add new AI models to our platform, we may encounter difficulties in identifying additional high-quality AI models (particularly high performing, specialized models), entering into agreements for their inclusion in our ecosystem on acceptable terms or at all and/or in coordinating and integrating their technologies into our system. We may incur additional costs to modify and adjust existing functionalities of our platform to accommodate multiple classes of AI models, without the assurance that such costs can be recouped by the additional revenues generated by the new capabilities. As aiWARE becomes more complex and as we release enhancements to our platform that require changes to AI models, we may not be able to integrate third-party AI models in a seamless or timely manner due to a number of factors, including incompatible software, lack of cooperation from developers, insufficient internal technical resources, platform security constraints, and the inability to secure the necessary licenses or legal authorizations required. In addition, we have established a self-service development environment in which such third party developers integrate their AI models onto our platform, and we will be dependent in part upon their ability to do so effectively and quickly. We may not have full control over the quality and performance of third-party providers, and therefore, any unexpected deficiencies or problems arising from these third-party providers may cause significant interruptions in the operation of our platform. The failure of third party developers to integrate their AI models seamlessly into our platform and/or provide reliable, scalable services may impact the reliability of our platform and harm our reputation and business, results of operations and financial condition.

If we are not able to develop a strong brand for our aiWARE platform and other products and increase market awareness of our company, platform and other products, then our business, results of operations and financial condition may be adversely affected.

We believe that the success of our platform will depend in part on our ability to develop a strong brand identity for our "Veritone", "aiWARE" and other service marks, and to increase the market awareness of our platform and its capabilities. We are still in the early development stage of our business and, as such, our brand is not yet well established. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to ensure that our technology provides the expected benefits to our customers. We also believe that it is important for us to be thought leaders in the AI-based cognitive computing market. Our brand promotion and thought leadership activities may not be successful or produce increased revenue. In addition, independent industry analysts often provide reviews of our platform and of competing products and services, which may significantly influence the perception of our aiWARE platform in the marketplace. If these reviews are negative or not as positive as reviews of our competitors' products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or in revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Interruptions or performance problems associated with our technology and infrastructure, or that of the third parties with whom we work, including AWS and Azure, may adversely affect our business and operating results.

Our business success depends in part on the ability of customers to access our Software Products & Services and Managed Services at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new applications and functionality, software errors and defects, capacity constraints due to an increasing number of users accessing our platform or initiating large volumes of processing simultaneously, or security related incidents. In addition, we rely on third parties, including AWS and Azure, to operate critical business systems and process sensitive information in a variety of contexts, including for hosting, storage and other critical services, required to operate our Software Products & Services and Managed Services. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. As such, we are vulnerable to service interruptions, delays and outages experienced or caused by these third parties, and we have experienced (and may in the future experience) adverse consequences when certain third parties with whom we work have experienced a security incident or other service interruption, delay or outage. While we believe we are entitled to damages if certain of the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Because we also incorporate diverse software and hosted services from many third parties with whom we work, we may encounter difficulties and delays in integrating and synthesizing these applications and programs, which may cause downtimes or other performance problems. It may become increasingly difficult to maintain and improve the performance of our platform, especially during peak usage times and as our platform becomes more complex or usage increases. Additionally, our reliance on third parties could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks. Such supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or supply chains of the third parties with whom we work have not been compromised.

Certain of our customer contracts include service level obligations, including system uptime commitments and/or required response times in the case of technical issues. If our Software Products & Services and Managed Services are unavailable or if our users are unable to access them within a reasonable amount of time or at all, we may be in breach of our contractual obligations, we may be required to issue credits or refunds to customers, and/or our customers may be entitled to terminate their contracts with us.

AWS and Azure provide us with hosting, computing and storage services pursuant to agreements that may be canceled under certain circumstances. If any of our agreements with AWS or Azure is terminated, we could experience interruptions on our platform and in our ability to make our platform available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

The security or operation of our platform, networks, computer systems or data, or those of third parties with whom we work, have in the past, and may in the future, be breached or otherwise disrupted, and any such breach or other disruption could have a material adverse effect on our business and reputation.

In the ordinary course of business, we process proprietary, confidential, and sensitive data, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information, customer data and biometric data (collectively, sensitive information). Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures designed to protect our information technology systems and sensitive information. In particular, some of the data processed and stored in our platform, networks, and computer systems by government customers contain highly sensitive data protected under government regulations, and we are obligated to comply with stringent requirements related to the security of such data, such as FedRAMP and Criminal Justice Information Services ("CJIS") security requirements.

Individuals or entities have in the past and may in the future attempt to penetrate our network, computer system or platform security, or that of our third-party hosting and storage providers and other third parties with whom we work, and could gain access to our sensitive information, including customer data. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. For example, we have operations and third parties with whom we work to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including in the Middle East, where businesses have experienced an increase in cyberattacks in relation to the Israel-Hamas war.

In addition, our network, computer system or platform are subject to a variety of evolving threats, including but not limited to, computer malware (including as a result of advanced persistent threat intrusions), viruses, worms and computer hacking, fraudulent use attempts, phishing and other social engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks and disruptions, adware, attacks enhanced or facilitated by AI, and other similar threats, all of which have become more prevalent in our industry. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Our data and information systems or those of third parties with whom we work have in the past, and may in the future, also fail for reasons other than malicious activity, including but not limited to, software bugs, configuration errors, server malfunctions, software or hardware failures, service outages, loss of data or other information technology assets, telecommunications failures, earthquakes, fires, and floods.

Remote work has increased risks to our platform, network, computer systems, and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our platform, network, or computer systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence, and it may be difficult to integrate companies into our information technology environment and security program.

These and other threats, attacks, disruptions, outages, or accidents involving us or the third parties with whom we work have in the past, and may in the future, result in the unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure, access, unavailability or misappropriation of our sensitive information, including of our customers and their employees or third parties, and/or damage to our or the third parties with whom we work's platform, network, or computer systems. For instance, in the second quarter of 2024, we were made aware of an article posted by a security researcher which identified a temporary vulnerability with respect to two Azure environments related to a limited number of government customers. The vulnerability was remediated as of June 30, 2024, and we notified our potentially affected customers. Our investigation into and response to the matter and this issue has concluded and has not resulted in the loss of any of our customers.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). However, we have not in the past been, and may not in the future be, able to detect and remediate all vulnerabilities. As a result, such vulnerabilities have in the past and could in the future be exploited but may not be detected until after a security incident has occurred. Further, we have in the past experienced (and may in the future experience) delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Even if we have issued or otherwise made patches or information for vulnerabilities in our software applications, products or services, our customers may be unwilling or unable to deploy such patches and use such information effectively and in a timely manner. These vulnerabilities could be exploited and result in a security incident.

Applicable data privacy and security obligations require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents or vulnerabilities, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions are costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. An actual or perceived security breach of our platform, network or computer systems, or those of our technology service providers or third party vendors, could result in material adverse consequences such as the loss of business, financial losses, reputational damage, negative publicity, government enforcement actions (for example, regulatory investigations, orders, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, litigation (including class claims), indemnity obligations, damages for contract breach, civil and criminal penalties (including for violation of applicable laws, regulations or contractual obligations), restrictions on processing sensitive data (including personal data), diversion of management attention, interruptions in our operations (including availability of data), significant costs, fees and other monetary payments for remediation, and other harms.

Some of our contracts do not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

If we fail or are perceived to have failed to maintain the reliability, security and availability of our platform, network, or computer systems, or if customers believe that our platform does not provide adequate security for the storage of sensitive information or its transmission over the Internet, we may lose existing customers and we may not be able to attract new customers, negatively impacting our ability to grow and operate our business. If we experience security breaches or cyber-attacks or fail to comply with security requirements related to our secure government cloud environment, we may lose our ability to obtain or maintain a FedRAMP certification, which could result in the loss of business from customers in the government market. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position and negatively impact our ability to grow and operate our business.

The reliability and continuous availability of our platform and services is critical to our success. However, software such as ours can contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions or enhancements of our product are released. Additionally, even if we are able to develop a patch or other fix to address such vulnerabilities, such fix may be difficult to push out to our customers or otherwise be delayed. Furthermore, our business depends upon the appropriate and successful implementation of our platform and services by our customers. If our customers fail to use our platform or services according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Moreover, we employ a shared responsibility model where our customers are responsible for using, configuring and otherwise implementing security measures related to our platform in a manner that meets applicable cybersecurity standards, complies with laws and addresses their information security risk. As part of this shared responsibility security model, we make certain security features such as single sign-on available to our customers that can be implemented at our customers' discretion, or identify security areas or measures for which our customers are responsible. In certain cases where our customers choose not to implement, or incorrectly implement, those features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure or security incidents, even if we are not the cause of a resulting customer security issue or incident, our customer relationships, reputation, and revenue may be adversely impacted. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities, and could result in reputational harm.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information or sensitive information of our customers could be leaked, disclosed, or revealed as a result of or in connection with the use of generative AI technologies by our employees, personnel, or vendors.

Our ability to use our loss carryforwards may be limited.

As of December 31, 2024, we had U.S. federal, state and foreign loss carryforwards totaling approximately $148.6 million, $118.8 million and $32.2 million, respectively. These U.S. federal and state net operating loss carryforwards are projected to expire beginning in 2037 and 2032, respectively, unless previously utilized. The foreign loss carryforwards can be carried forward indefinitely. Under current law, U.S. federal net operating loss carryforwards arising in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but our use of such net operating loss carryforwards in a tax year generally may not exceed 80% of such year's taxable income. In addition, our U.S. federal net operating loss carryforwards may be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, if we have undergone or undergo an "ownership change," generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a rolling three-year period. We may have experienced such ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership, some of which are outside our control. Our net operating loss carryforwards may also be impaired or restricted under state law. For example, California enacted legislation that, with certain exceptions, suspends the ability to use California net operating losses to offset California income and limits the ability to use California business tax credits to offset California taxes, for taxable years beginning on or after January 1, 2024, and before January 1, 2027. Such state tax law provisions could accelerate or permanently increase state taxes owed. There is also a risk that due to other future regulatory changes, such as suspensions on the use of net operating losses in other jurisdictions, or other unforeseen reasons, our existing loss carryforwards could expire or otherwise be unavailable to offset future income tax liabilities. If we earn taxable income, such limitations could result in increased future income tax liability and our future cash flows or results of operations could be adversely affected.

Risks Related to our Indebtedness and Liquidity

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our operations to pay our debt obligations.

As of December 31, 2024, we had $41.2 million principal amount outstanding of senior secured indebtedness under the Term Loan (as defined below), maturing in December 2027, and $91.3 million aggregate principal amount outstanding of convertible senior notes maturing in November 2026. Our ability to make scheduled payments of the principal of, to pay interest on and to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we have in the past been, and may again in the future be, required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital which may be on terms that are onerous or highly dilutive to our stockholders. Our ability to engage in corporate transactions, raise additional capital or refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities at all or on desirable terms, which could result in a default on our debt obligations.

If we are not able to achieve certain cost synergies from our prior acquisitions, cost savings from our planned cost reduction measures, or raise sufficient capital through capital-raising transactions, we will need additional liquidity to continue our operations over the next twelve months.

As of December 31, 2024, we had liquidity of $16.9 million comprised of cash and cash equivalents, and we had debt consisting of $41.2 million principal amount outstanding under the Term Loan maturing in December 2027 and $91.3 million aggregate principal amount outstanding under our convertible senior notes maturing in November 2026. During the year ended December 31, 2024, we incurred a net loss of $37.4 million and used cash in continuing operations of $59.3 million. As of December 31, 2024, we had an accumulated deficit of $467.3 million. We have a history of operating losses and negative operating cash flows. The amount of future losses and when, if ever, we will achieve profitability are uncertain. In addition, even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Based on our liquidity position as of December 31, 2024 and our current forecast of operating results and cash flows, absent any other action, management determined that we will need additional liquidity to continue our operations for the foreseeable future, including over the next twelve months.

We may require additional capital to grow our business, service our debt obligations or refinance our maturing debt obligations, the amount of which will depend upon the size, timing, and structure of future working capital and general corporate needs and / or acquisitions, and this capital might not be available on acceptable terms, if at all.

As noted above, if we are not able to achieve certain cost synergies from our prior acquisitions and cost savings from our planned cost reduction measures, we will need additional liquidity to continue our operations for the foreseeable future, including over the next twelve months. We may also require additional capital to service our debt obligations or refinance our debt obligations as they come due. We have in the past and may again in the future engage in equity and/or debt financings to secure any needed additional funds. For example, in December 2023, we and certain of our subsidiaries, as guarantors, entered into a Credit and Guaranty Agreement with certain lenders and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent. As of December 31, 2024, $41.2 million was outstanding under the Term Loan.

Any borrowings, including borrowings made to finance future strategic initiatives, could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations. If our cash flow from operations is insufficient to meet our debt service requirements, we could then be required to sell additional equity securities, refinance our obligations or dispose of assets in order to meet our debt service requirements. Adequate financing may not be available if and when we need it or may not be available on terms acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on our growth prospects.

Our ability to raise additional capital depends on a variety of factors, including our financial condition, market conditions, and investor demand. Recently, we have engaged in capital-raising transactions to support our operations and strategic initiatives, but there is no assurance that similar opportunities will be available in the future or that they will be sufficient to meet our needs.

For example, on January 2, 2025, we conducted a registered direct offering (the "Registered Direct Offering") pursuant to a securities purchase agreement with Esousa Group Holdings, LLC. The Registered Direct Offering included 4,414,878 shares of our common stock, priced at $2.53 per share, and pre-funded warrants to purchase up to 3,608,838 shares of our common stock priced at $2.52 per pre-funded warrant, with an exercise price of $0.01 per share. We received gross proceeds from the Registered Direct Offering of approximately $20.3 million, before deducting offering expenses. While this transaction provided immediate funding, it involved dilution of our stockholders' equity, and further dilution will result upon the exercise of the warrants.

Additionally, on November 19, 2024, we entered into the Sales Agreement with Needham & Company, LLC and H.C. Wainwright & Co., LLC, as Sales Agents, to establish an "at-the-market" equity offering program, allowing us to offer and sell shares of our common stock having an aggregate offering price of up to $35.0 million from time to time through the Sales Agents.

While these financing activities have contributed to our liquidity, future capital-raising efforts may involve significant risks, including dilution to our stockholders, higher costs of capital, or restrictive covenants. Moreover, market conditions or other factors beyond our control may adversely affect our ability to access additional funding on acceptable terms, if at all. Failure to secure sufficient capital when needed could have a material adverse effect on our business, financial condition, and results of operations.

Further, if we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we do so, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able and willing to use issuances of equity or convertible debt securities for acquisitions and other strategic initiatives will depend on the market value of our common stock and the willingness of potential third parties to accept any such securities as full or partial consideration. Our inability to use issuances of our equity securities or convertible debt securities as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings to pursue our strategic initiatives could materially limit our growth.

The Credit Agreement governing our Term Loan contains debt service obligations and restrictive covenants that may impair our ability to access sufficient capital and operate our business.

The Credit Agreement governing our Term Loan contains various provisions that limit our ability, and certain of our subsidiaries' abilities to, among other things, maintain unrestricted cash and cash equivalents of less than $15.0 million at any given time; create, incur, assume or guaranty certain indebtedness, liens, encumbrances and/or restrictions on our subsidiaries; make certain investments; make payments or distributions; undergo certain fundamental changes, including certain mergers, consolidations, liquidations, wind-ups and dissolutions; make sales, transfers and dispositions of certain property; sell, assign, pledge, encumber or dispose of interests in our subsidiaries; guarantee certain leases of real property; enter into certain transactions with certain stockholders and their affiliates; engage in certain lines of business; change our fiscal year-end or the fiscal year-end of our subsidiaries; make any changes in our or our subsidiaries' accounting policies that are not required under GAAP; and make certain material amendments to, or permit certain material terminations or waivers of certain of our existing agreements. These covenants may impact our ability to operate and finance our business as we deem appropriate and may make it more difficult for us to obtain additional capital and pursue other business opportunities.

Our failure to meet our obligations as they become due or to comply with various financial covenants contained in the instruments governing our current or future indebtedness could constitute an event of default under the instruments governing our indebtedness, including the Credit Agreement. In such event, the holders of the affected indebtedness could declare all of that indebtedness immediately due and payable, which, in turn, could cause the acceleration of the maturity of all or part of our other indebtedness. We may not have sufficient funds available, or we may not have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, the terms of the financing may not be favorable to us. In addition, substantially all of our assets are subject to liens securing the Term Loan. If amounts outstanding under the Term Loan were accelerated, our lenders could foreclose on these liens and we could lose substantially all of our assets. Any event of default under the instruments governing our indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Any adverse change in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price.

Our Term Loan accrues interest at a rate of Term SOFR plus 8.50% per annum, with a 3.00% floor for Term SOFR, payable quarterly. We anticipate that federal reserve rates will remain elevated and volatile in fiscal 2025, and that we will continue to experience higher interest rates accordingly. If interest rates increase, our interest costs could increase under our Credit Agreement and Term Loan. In addition, we may in the future incur additional indebtedness at increased interest rates in connection with entry into new credit facilities or financing other transactions. Increased cost associated with increased interest rates could make the financing of any acquisition more costly, as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing.

Risks Related to Target Markets, Competition and Customers

The success of our business depends on our ability to expand into new vertical markets and attract new customers in a cost-effective manner.

To grow our business, we plan to drive greater awareness and adoption of our aiWARE platform, applications and services from enterprises across new vertical markets, including the Public Sector markets. We intend to continue to invest in sales and marketing, as well as in technological development, to meet evolving customer needs in these and other markets. We may not be successful in gaining new customers in any or all of these markets. Some markets may present unique and unexpected challenges and difficulties. For example, for us to offer our Software Products & Services to certain government customers, we are required to operate our aiWARE platform in a secure government cloud environment, and in some cases, in a private cloud environment or an on-premises environment, in order to meet these customers' requirements and to enable them to maintain compliance with applicable regulations that govern the use, storage and transfer of certain government data. However, due to the secure nature of these environments, at this time, not all of the functionalities, features and cognitive processing capabilities of our aiWARE platform are available in these environments, which may limit or reduce the performance of our services. Furthermore, we may incur additional costs to modify our current platform to conform to customers' or cloud providers' requirements, and we may not be able to generate sufficient revenue to offset these costs. We are also required to comply with certain regulations required by government customers, such as FedRAMP and CJIS, which require us to incur significant costs, devote management time and modify our current platform and operations. If we are unable to comply with those regulations effectively and in a cost-effective manner, our financial results could be adversely affected.

As part of our strategy to penetrate new vertical markets, we will incur marketing expenses before we are able to recognize any revenue in such markets, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and these investments may not lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to attract new customers or enter new vertical markets could be adversely affected.

Historically, we have generated significant revenue from a limited number of key customers, and have recently experienced declines in revenue from one of these customers, which has resulted in a significant reduction in our revenues and may cause our revenues for future periods to be less predictable.

Historically, we have generated a significant portion of our revenue from a limited number of key customers. Our ten largest customers by revenue accounted for approximately 36% of our net revenues in fiscal year 2023, which decreased to approximately 22% of net revenues from our ten largest customers by revenue for fiscal year 2024. Amazon, historically our largest customer, reduced its hiring consumption starting in the third and fourth quarters of fiscal year 2022. Amazon has decreased from generating 25% of net revenues in fiscal year 2022 to less than 1% of our net revenues in fiscal year 2024. With respect to our Software Products & Services, our largest customer accounted for approximately 22% of our total Software Products & Services revenues during 2023 and no customer accounted for more than 10% of our total Software Products & Services revenues during 2024. For Managed Services, our ten largest customers accounted for approximately 49% and 47% of our total Managed Services revenues in 2024 and 2023, respectively, with one customer accounting for approximately 20% of our total Managed Services revenues in both 2024 and 2023. In connection with our sale of Veritone One in October 2024, we lost several significant customers that provided Managed Services revenues.

Because of the concentrated nature of our customer base historically, any delay, reduction, cancellation or discontinuation of services by our larger customers has materially affected and may in the future materially affect our revenue and results of operations. In addition, the recent declines in revenue from one of these customers across our lines of business may cause us to face more volatility in our revenue in future periods and more difficulty in predicting our revenue for future periods. We may be unable to grow revenues with new or remaining customers or offset the discontinuation of purchases by customers we have experienced declines in revenue with purchases by new or existing customers. Furthermore, if we are unable to replace lost revenue from key customers, we may continue to experience decreased sales, which could have a material adverse impact on our results of operations and financial condition. If any of our remaining key customers decides to terminate or declines to renew its contract with us, or renews on less favorable terms, and if we are unable to gain additional customers or increase our revenue from other existing customers to offset the reduction of revenues, our business, results of operations and financial condition will be harmed.

Technological advances may significantly disrupt the labor market and weaken demand for human capital at a rapid rate.

The success of our Veritone Hire solutions is dependent on our customers' demands for talent. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, robotics, machine learning, artificial intelligence and other technological advances outside of our control. This trend poses a risk to the talent acquisition industry as a whole, particularly in lower-skill job categories that may be more susceptible to such replacement.

Significant segments of the market for talent acquisition software and services may have hiring needs and service preferences that are subject to greater volatility than the overall economy.

The target customer segment for our Veritone Hire solutions spans a wide range of company characteristics, including company size, geography, and industry, among other factors. Hiring activity may vary significantly among businesses with different characteristics and we have historically experienced volatility in our financial results related to our Veritone Hire solutions. Smaller businesses, for example, typically have less persistent hiring needs and may experience greater volatility in their need for talent acquisition software and services and preferences among providers of such services. Along with a relatively short sales cycle, smaller businesses may be more likely to change platforms based on short-term differences in perceived price, value, service level, or other factors. Difficulty in acquiring and/or retaining these businesses as customers may adversely affect our operating results.

Our sales efforts related to our Software Products & Services involve considerable time and expense and our sales cycle is often long and unpredictable.

Our results of operations may fluctuate, in part, because of the length and unpredictability of our sales cycle, particularly in our Public Sector markets. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of our Software Products & Services. Potential customers often require evaluation licenses at no charge or for nominal fees to evaluate our solutions before making a purchase decision. Sales to government customers may also be subject to lengthy and complex procurement processes, including technology and security assessments, budget approvals and competitive bidding requirements. Due to these factors, our sales cycle often lasts several months or more for some customers. Our sales efforts typically require a significant investment of human resources expense and time, including efforts by sales engineers, solution architects, product development and senior management, and we may not be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Intellectual Property

We face risks arising from our digital content licensing services, including potential liability resulting from claims by third parties for infringement or violation of copyrights, publicity or other rights, as well as indemnification claims by rights holders and customers.

We manage and license digital content on behalf of leading rights holders in the film, television, sports and advertising industries. We enter into agreements with rights holders under which they grant us the right to distribute and license their content to third parties, including to LLM developers for the purpose of development, training, operation, and use of machine learning and artificial intelligence activities and technologies, including, building, training, testing, and tuning models, subject to certain restrictions and requirements, such as limitations on the type and/or duration of use and requirements to obtain clearances and consents from third parties related to the content. Under these agreements, the rights holders generally represent and warrant that they have the right to license the content to us and that the authorized use of the content will not infringe any third party copyrights and agree to indemnify us for claims arising from breach of such representations and warranties. However, we, and/or our customers to which we sublicense the content, are generally responsible for obtaining all required clearances, permissions and consents with respect to any specific person, place, property or subject matter depicted in the content, each of which may be subject to trademarks, rights of publicity, property rights or other rights belonging to third parties, and we generally agree to indemnify the right holders with respect to claims arising from any failure to do so. In many cases, our agreements with rights holders also require that we include specific terms, conditions, covenants and obligations in our agreements with our customers.

In our license agreements with customers, we represent and warrant that we have the right to sublicense the content to them and that their authorized use of the content will not infringe any third party copyrights, and we agree to indemnify our customers for claims arising from breach of such representations and warranties. However, our customers are generally responsible for obtaining all necessary clearances, permissions and consents from third parties, unless we have expressly agreed to provide clearance services with respect to the content, and our customers generally agree to indemnify us for claims arising from their failure to do so. If we or our customers fail to obtain all clearances, permissions and consents from third parties required for the customers' use of licensed content, or if our customers otherwise use content in a manner not authorized by the terms of our agreements with the rights holders, then third parties may bring claims against us and the rights holders, and the rights holders may seek indemnification from us related to such claims. In some cases, we may not be entitled to a supporting indemnification by our customers, or we may not be successful in enforcing our rights to indemnification by our customers. In addition, third parties may bring claims against us and our customers for copyright infringement, and we may be required to indemnify our customers for such claims. Similarly, we may not be entitled to indemnification by the rights holders, or we may not be able to enforce our rights to indemnification by the rights holders.

We may incur significant liabilities and costs in the event of claims for infringement or violation of copyrights, publicity or other rights, and/or indemnification claims by third-party rights holders and customers. Regardless of their merit and outcome, intellectual property and indemnification claims are time consuming, expensive to litigate or settle and cause significant diversion of management attention and could severely harm our financial condition and reputation, and adversely affect our business.

We maintain insurance policies to cover potential intellectual property disputes. However, if an intellectual property claim or related indemnification claim, or a series of claims, is brought against us in excess of our insurance coverage or for uninsured liabilities, our business could suffer. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against all losses.

We may be sued by third parties for alleged infringement of their proprietary rights, which could adversely affect our business, results of operations and financial condition.

There has been considerable patent and other intellectual property development activity in the AI industry, which has resulted in litigation based on allegations of infringement or other violations of intellectual property rights. Our future success depends, in part, on not infringing the intellectual property rights of others. In the future, we may receive claims from third parties, including our competitors, alleging that our platform and underlying technology infringe or violate such third party's intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. In addition, in operating our platform, we rely significantly on software provided by third parties, including without limitation, generative AI models and applications, and we may become subject to similar infringement claims related to such third party software. We may not have adequate indemnities from, or we may not be successful in enforcing our rights to indemnification by, such third party software providers.

Any such claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering some portion of our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or modify our platform, which could further exhaust our resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, results of operations and financial condition. Litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations and financial condition. In addition, litigation can involve significant management time and attention and be expensive, regardless of the outcome.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of March 10, 2025, in the United States, we have 34 issued patents, which expire between 2029 and 2042, and have 8 patent applications pending for examination. As of such date, we also had 16 issued patents and 3 patent applications pending for examination in foreign jurisdictions (including international PCT applications), all of which are based on counterpart U.S. patent applications pursued by us. We may not be issued any additional patents and any patents that have been issued or that may be issued in the future may not provide significant protection for our intellectual property. In addition, we have registered, or have applied for registration of, numerous trademarks, including Veritone and aiWARE, in the United States and in several foreign jurisdictions. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

The particular forms of intellectual property protection that we seek, or our business decisions about when to file patent applications and trademark applications, may not be adequate to protect our business. We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, lead to the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition.

We also rely, in part, on confidentiality agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

Our means of protecting our intellectual property and proprietary rights may not be adequate or our competitors could independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our Software Products & Services, including our aiWARE platform, incorporate select open source software, and we expect to continue to incorporate open source software in our Software Products & Services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies designed to regulate the use and incorporation of open source software into our Software Products & Services, we cannot be certain that we have not incorporated open source software in our Software Products & Services in a manner that is inconsistent with such policies. There is a risk that our use of third-party open source software could impose certain requirements on our ability to commercialize our products, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous open source license conditions or restrictions. In any of these events, we and our customers could be required to seek licenses from third parties to continue offering our Software Products & Services and we could be required to make proprietary portions of our source code freely available or to re-engineer the implicated products or discontinue offering the implicated products to customers in the event re-engineering cannot be accomplished on a timely basis. In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Risks Related to Regulatory Compliance

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. These

legal and other obligations have in the past, and could in the future, require us to make changes to our business, impose additional costs on us and reduce the demand for our software products and solutions. Our actual or perceived failure to comply with such obligations could also lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we process sensitive information. Our customers also utilize our Software Products & Services and Managed Services to process sensitive information, which may contain personal data that is subject to data protection and privacy laws in various jurisdictions.

Our data processing activities subject us to numerous data privacy and security obligations. Federal, state, local and foreign government bodies and agencies have adopted, or may in the future adopt, laws, regulations and guidance regarding the processing of personal data. These include, but are not limited to, the GDPR, the CCPA (as amended) and other data protection and privacy laws, regulations and guidance adopted in other jurisdictions, including other states within the United States. In addition to government laws, regulations and guidance, privacy advocates and industry groups may propose various self-regulatory standards that legally or contractually apply to our business. We are also subject to other data protection and privacy obligations, such as external and internal privacy and security policies, other public representations and contractual requirements.

The regulatory framework relating to privacy and data protection issues worldwide is evolving rapidly. Consumers' data privacy expectations are also quickly changing, becoming increasingly stringent, and creating uncertainty. Because the interpretation and application of many privacy and data protection obligations are uncertain, these obligations may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties with whom we work. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to process personal data, including sensitive and highly regulated types of data such as biometric information, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.

As we expand into new jurisdictions or markets, we will be required to understand and comply with various new privacy and security requirements applicable in those jurisdictions or markets. For example, we have entered into agreements and are actively pursuing opportunities to provide our Software Products & Services and Managed Services to customers in Europe, which involve processing of personal data. Europe and other jurisdictions have enacted or proposed privacy and security laws with stringent obligations and significant penalties. For example, the EU GDPR and UK GDPR impose financial penalties for non-compliance, which can be up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR, or, in each case, 4% of annual global revenue, whichever is greater.

In particular, in the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws limiting the transfer of personal data to other countries or, in some cases, requiring data to be localized. In particular, the European Economic Area (EEA) and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to potential legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA and the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Furthermore, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. In addition, in the EEA and the UK, regulators are increasingly focused on compliance with targeted advertising-related requirements. European regulators have issued significant fines in certain circumstances where regulators allege that appropriate consent was not obtained in connection with targeted advertising activities. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Additionally, some of our customer contracts require us to host personal data locally. We also publish privacy policies, marketing materials, whitepapers and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, regarding data privacy, security and artificial intelligence. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

To the extent applicable to our business or the businesses of our customers, these obligations could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these obligations requires significant management time and attention, and actual or perceived failure to comply could result in government enforcement actions (e.g., investigations, inspections, etc.), negative publicity, litigation (including class action claims) and mass arbitration demands, contractual liability, fines or penalties, additional reporting requirements and/or oversight or result in demands that we modify or cease existing business practices (including bans on processing personal data or orders to destroy personal data). In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal data using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain markets. Furthermore, privacy and data security concerns may cause our customers' customers, vendors, employees and other industry participants to resist providing the personal data necessary to allow our customers to use our products and services effectively. Additionally, plaintiffs have become increasingly more active in bringing privacy-related claims, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these outcomes could adversely affect our business and operating results.

Additionally, under various privacy laws and other obligations, we are required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, since we obtain consumer information from third parties through various methods, including chatbot and session replay providers and third-party marketing pixels. These practices are subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Finally, governments and regulators in certain jurisdictions, including Europe, are increasingly seeking to regulate the use, transfer and other processing of non-personal data, an area which has typically been the subject of very limited or no specific regulation. For example, we may become subject to certain parts of the European Union's Data Act, which imposes certain data and cloud service interoperability and switching obligations to enable users to switch between service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the EEA. Depending on how these laws are interpreted, we may have to adapt our business practices, contractual arrangements and products to comply with such obligations.

Tax authorities in the United States and in foreign jurisdictions may successfully assert that we, including our acquired companies, should have collected, or in the future should collect, sales, use, value added, or similar taxes, and we could be subject to substantial liabilities with respect to past or future transactions, which could adversely affect our results of operations.

We conduct operations in multiple tax jurisdictions throughout the United States. In many of these jurisdictions, non-income-based taxes, such as sales and use taxes and value-added taxes, are assessed on our operations. We assess the taxability of our sales based on the product type, customer, and jurisdiction where the sales are made and accrue a liability on the balance sheet accordingly. In the event these jurisdictions challenge our positions, such jurisdictions may assert tax assessments, penalties and/or interest against us, which could adversely affect our business, results of operations and financial condition.

In addition, we conduct operations outside of the United States, including in Israel and parts of Europe. These foreign jurisdictions have complex tax laws and regulations, and we may be subject to future uncertainties as a result of historical tax positions taken by us or our acquired companies. While we believe we have taken proper tax positions, as reflected in our financial statements herein, foreign tax authorities may challenge certain tax positions we or our acquired companies have taken historically, or may take in the future. While we believe we have properly accrued for estimated tax obligations in the jurisdictions where we have filing obligations, we cannot be certain the tax authorities will agree with our tax positions. As a result, our tax positions may be challenged in the future, and subject to local-, state- and country-specific audits and inquiries, the outcomes of which could differ materially from our estimates. Incurring any such tax liabilities (including related penalties and interest) could materially adversely affect our business and financial condition.

Recent and proposed laws regarding the use of facial recognition technology, the processing of biometric data, and the use of AI, automated decision-making and machine learning technologies increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices, may lead to regulatory investigations or actions, and could have a material adverse effect on demand for certain of our products.

Certain of our Software Products & Services, particularly our IDentify face matching application for law enforcement agencies, utilize facial recognition technology. Facial recognition technology has been the subject of increasing concern and criticism, including over the potential for the technology to misidentify individuals as criminal suspects, and to be used in ways that infringe on individual rights. Numerous legislative proposals have been introduced to ban or restrict the use of the technology by certain governmental agencies, and several U.S. cities, including San Francisco, California, Oakland, California and Somerville, Massachusetts, have enacted such bans. Although some jurisdictions are re-evaluating the breadth of such bans, where any ban or restriction on the use of facial recognition technologies by governmental agencies have been or may be enacted, potential government customers for our IDentify solution may be prohibited from or restricted in using the technology. If such bans or restrictions are enacted in a significant number of jurisdictions, it would have a material adverse effect on the market for software solutions that utilize facial recognition technology, including our IDentify solution.

We also offer facial recognition technologies to non-governmental customers. Data privacy laws have been enacted or introduced in a number of jurisdictions that regulate the processing of biometric data, including facial images in facial recognition systems, by non-governmental actors. For example, the Illinois Biometric Information Privacy Act ("BIPA") regulates the collection, use, safeguarding, and storage of biometric information. BIPA provides for substantial penalties and statutory damages and have generated significant class action activity; the cost of litigating and settling any claims that we have violated the BIPA or similar laws could be significant. As another example, certain comprehensive U.S. state privacy laws require covered businesses to obtain affirmative consumer consent before processing biometric data and other sensitive data and imposes additional compliance obligations on the processing of such data. Additionally, under the GDPR, use of biometric data for the purpose of uniquely identifying a natural person constitutes the processing of a special category of personal data, to which heightened standards, requirements and regulatory and individual scrutiny apply. Under the GDPR, the processing of biometric data for such purposes is prohibited unless one of a very limited and specific set of conditions is satisfied (such as explicit consent of the data subject). Effective compliance in this area (including using certain of our products) can be highly challenging, and we are reliant on our customers to ensure that applicable obligations are satisfied when they use our products to identify someone. We may be unable to provide certain of our products in certain jurisdictions, in particular in Europe where provision of such technologies in compliance with the GDPR is highly challenging. Such laws may limit the demand for our aiWARE platform for non-governmental use cases that utilize facial recognition technology, which could adversely impact our ability to grow our business in those areas.

In addition, AI, automated decision making, and ML technologies are increasingly subject to regulatory scrutiny and oversight, for example, under the comprehensive legal framework governing the use of artificial intelligence in the European Union (the "EU AI Act"). The EU AI Act imposes onerous obligations related to the development, deployment and use of AI/ML-related systems. In particular, the EU AI Act is likely to designate certain AI technologies, including technologies used in an employment-related context (such as in relation to recruitment, placement of targeted job advertisements, and decision-making concerning promotion, termination and task allocation), as 'high risk' and subject to numerous onerous compliance obligations, including various transparency, conformity and risk assessment, monitoring and human oversight requirements; the EU AI Act is also likely to impose a prohibition of the use of 'real-time' biometric identification systems in publicly accessible spaces by law enforcement authorities or on their behalf unless very limited exceptions apply. Certain of our products and services are likely to fall within one or more of these categories. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company's total worldwide annual turnover for the preceding financial year, whichever is the higher. The EU AI Act has a phased implementation process, with an initial ban on prohibited AI systems applying beginning February 2025. Moreover, in the United Kingdom, the government has confirmed its position that existing regulators are to implement certain specific principles (safety, security and robustness; transparency and explainability; fairness; accountability and governance; contestability and redress), within those regulators' existing remits, to guide and inform the responsible development and use of AI/ML within their relevant sectors / competencies. Additionally, several U.S. jurisdictions have enacted measures related to the use of AI in products and services for their potentially discriminatory effects. For example, Colorado passed its comprehensive AI Act, and New York City passed a law to regulate the use of automated employment decision tools by employers and employment agencies. Certain of these laws may be materially unfavorable to our interests and/or inconsistent with our existing operations, policies, practices or plans (or may be interpreted as such). We expect other jurisdictions will adopt similar laws.

Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI (including generative AI) and ML technologies in our products and services. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor "poisons" the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called "hallucination"). We may use AI/ML outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. For example, our platform uses (and allows our customers to use) AI/ML for recruitment, screening, and other employment-related tasks, and if such AI/ML-based outputs or decisions are deemed to be biased, we could face adverse consequences, including exposure to reputational and competitive harm, customer loss, and legal liability.

Furthermore, any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/machine learning platform could be leaked or disclosed to others, including if sensitive information is used to train the third party's AI/machine learning model. Additionally, where such a model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.

Given that AI, automated decision making and ML technologies are core to our business, any increased regulation over these technologies, including the EU AI Act, could make it harder for us to conduct our business, significantly complicate our compliance efforts, increase legal risk and compliance costs for us, the third parties with whom we work, and our customers, increase our cost of doing business, impede or prevent our growth plans (including into Europe), require us to change our business operations at significant cost (such as retaining or rebuilding our AI/ML models), and reduce demand for our products.

Risks Related to the Ownership of Our Securities and Our Public Company Operations

Our common stock price has been extremely volatile and could continue to fluctuate widely in price, which could result in substantial losses for investors.

The market price of our common stock has been, and we expect will continue to be, subject to extreme fluctuations over short periods of time. For example, the closing price of our common stock has ranged from a low of $1.71 to a high of $6.97 during the 12-month period ended February 28, 2025. Prior to that, from the completion of our initial public offering ("IPO") on May 12, 2017 through February 28, 2024, the closing price of our common stock has ranged from a low of $1.49 to a high of $65.91.

These fluctuations may be due to various factors, many of which are beyond our control, including:

- the volume and timing of our revenues and quarterly variations in our results of operations or those of others in our industry;

- announcement of new contracts with customers or termination of contracts with customers;

- announcement of acquisitions of other companies or businesses, or other significant strategic transactions;

- announcement of equity or debt financing transactions;

- the introduction of new services, content or features by us or others in our industry;

- media exposure of our products or of those of others in our industry;

- sales of our common stock;

- speculative trading practices of certain market participants;

- actual or purported "short squeeze" trading activity;

- changes in earnings estimates or recommendations by securities analysts; and

- general economic and market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations have been, and may continue to be, even more pronounced in the trading market for our common stock.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management's attention and resources from our business.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are required to comply with the Sarbanes-Oxley Act and related rules implemented by the SEC. The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. This report must contain, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, we are required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting in this annual report on Form 10-K.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting have been identified in the past and may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information and could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us, materially and adversely affect our business and operating results and expose us to potential litigation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis. We have previously identified multiple material weaknesses in our internal control over financial reporting.

During the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, management identified a material weakness in internal control over financial reporting relating to a lack of an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and for providing information required for effective activity level controls. This material weakness was not remediated as of December 31, 2024 and could have resulted in a material misstatement to the Company's consolidated financial statements that would not be prevented or detected on a timely basis.

During the preparation of our Annual Report on Form 10-K for the fiscal years ended December 31, 2023 and 2022, management identified the following material weaknesses in internal control over financial reporting, which still exist as of December 31, 2024:

- Management identified a material weakness in internal control over financial reporting relating to the consolidation process and review of financial statements specifically pertaining to the Company's design of controls to determine proper accounting for certain foreign exchange transactions and translation between Veritone, Inc. and certain foreign subsidiaries. This material weakness did not result in any identified material misstatements to the financial statements. However, this material weakness could have resulted in a material misstatement to the Company's annual or interim condensed consolidated financial statements that would not be prevented or detected and corrected on a timely basis.

- Management identified a material weakness in internal control over financial reporting relating to information technology general controls ("ITGCs") in the areas of user access and change-management over certain information technology ("IT") systems that support our financial reporting processes. The Company's business process automated and manual controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. These control deficiencies were a result of user access and change management processes over certain IT systems.

Related to the findings above, management concluded that during the year ended December 31, 2023, the Company did not maintain appropriately designed entity-level controls impacting the control environment or monitoring controls to prevent or detect material misstatements to the consolidated financial statements. Specifically, these deficiencies were attributed to (i) a lack of a sufficient number of qualified resources to perform control activities and (ii) insufficient risk assessment and monitoring activities as a result of untimely or ineffective identification of internal control risks to properly design, test, implement and assess effective internal controls over financial reporting. This material weakness has not been remediated as of December 31, 2024.

Although management has implemented procedures designed to remediate the material weaknesses identified herein, the implementation of these procedures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot be certain that these measures will successfully remediate the material weaknesses or that other material weaknesses and control deficiencies will not be discovered in the future. If we are not able to remediate the existing material weaknesses, or if we identify any new material weaknesses in the future, we may be unable to maintain compliance with the requirements of securities laws, stock exchange listing rules, or debt instrument covenants regarding timely filing of information; we could lose access to sources of capital or liquidity; and investors may lose confidence in our financial reporting and our stock price may decline as a result. Though we are taking steps to remediate the existing material weaknesses, we cannot be assured that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness or avoid potential future material weaknesses.

As a result of the material weaknesses described above and other related matters raised or that may in the future be identified, we face potential for adverse regulatory consequences, including investigations, penalties or suspensions by the SEC or NASDAQ, litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weakness in our internal control over financial reporting and the preparation of our consolidated financial statements. As of the date of this filing, we have no knowledge of any such regulatory consequences, litigation, claim or dispute. However, we can provide no assurance that such regulatory consequences, litigation, claim or dispute will not arise in the future. Any such regulatory consequences, litigation, claim or dispute, whether successful or not, could subject us to additional costs, divert the attention of our management, or impair our reputation. Each of these consequences could have a material adverse effect on our business, results of operations and financial condition.

We are a "smaller reporting company" under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a "smaller reporting company." For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors may not find our common stock attractive because we rely on these reduced disclosure requirements. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our Board to increase the number of outstanding shares and thwart a takeover attempt;

- a provision for a classified board of directors so that not all members of our Board are elected at one time;

- the removal of directors only for cause;

- no provision for the use of cumulative voting for the election of directors;

- limiting the ability of stockholders to call special meetings;

- requiring all stockholder actions to be taken at a meeting of our stockholders (i.e., no provision for stockholder action by written consent); and

- establishing advance notice requirements for nominations for election to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, the Delaware General Corporation Law prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

Additionally, certain provisions in the indenture governing our convertible senior notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture will generally require us to repurchase the convertible senior notes for cash upon the occurrence of a fundamental change of us and, in certain circumstances, to increase the conversion rate for a holder that converts its convertible senior notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the convertible senior notes and/or increase the conversion rate, which could make it more costly for a potential acquiror to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to stockholders.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders;

- any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or

- any action asserting a claim against us governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Conversion or exercise of outstanding equity-linked securities may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

We have a substantial number of shares of our common stock reserved for issuance upon the exercise of stock options, settlement of restricted stock units, exercise of warrants, including pre-funded warrants, and upon conversion of our convertible senior notes. The exercise or conversion of some or all of these securities may dilute the ownership interests of our stockholders. Upon conversion of our convertible senior notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that securities or industry analysts publish about us and our business. If one or more of the analysts who cover us downgrades our common stock or issues other unfavorable commentary or research the price of our common stock may decline. If one or more analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline and could result in the loss of all or part of your investment in us.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including, without limitation, intellectual property, confidential information that is proprietary, strategic or competitive in nature, and personal data (including sensitive personal data such as biometric data and employment-related data) ("Information Systems and Data").

Our Chief Information Officer ("CIO"), our Vice President of Information Security (who serves as our Chief Information Security Officer ("CISO")), and the Company's information security function help identify, assess and manage the Company's cybersecurity threats and risks. This team identifies and assesses risks from cybersecurity by monitoring and evaluating our threat landscape and the Company's risk profile using various methods, including, for example, manual and automated tools in certain environments and systems, subscribing to threat intelligence reports and services, scanning our environment for certain threats, evaluating our risk exposure, evaluating and analyzing certain reported threats, collaborating with law enforcement on certain threat intelligence, conducting internal and external cybersecurity audits, performing threat assessments in certain environments and systems, conducting vulnerability assessments in certain environments and systems, and engaging third-party experts for red/blue team testing and tabletop incident response exercises.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response plan, vulnerability management, disaster recovery and business continuity planning, risk assessments, encryption of certain data, network security controls in certain environments and systems, data segregation of certain data, access controls for certain environments and systems, physical security, asset management, vendor risk management, employee cybersecurity training, cybersecurity insurance, and dedicated cybersecurity staff.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, the information security team works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business. We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms (including legal counsel), cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, forensic investigators, and penetration testing firms.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting and cloud-hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of certain of these providers. The program includes the administration of a security questionnaire for certain providers, evaluation of certain provider's written security program, and review of security assessments and reports from certain providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including the risk factors captioned "*Risk Factors—Risks Related to the Development and Operation of Our aiWARE Platform and other Products—The security or operation of our platform, networks, computer systems or data, or those of third parties with whom we work, have in the past, and may in the future, be breached or otherwise disrupted, and any such breach or other disruption could have a material adverse effect on our business and reputation*" and "*Risk Factors—Risks Related to the Development and Operation of Our aiWARE Platform and other Products—Interruptions or performance problems associated with our technology and infrastructure, or that of our third party service providers, including AWS and Azure, may adversely affect our business and operating results.*"

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors is responsible for overseeing the Company's cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of our management team, including our CIO, who has over 20 years of expertise in overseeing corporate information technology functions, and our CISO, who has 20 years of experience in the cybersecurity industry.

Our CIO and CISO are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel.

Our CIO and CISO are also responsible for approving cybersecurity budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including the Company's Chief Executive Officer, CIO, security management team, and our legal team (including privacy). These stakeholders work with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response plan includes reporting to the board of directors for certain cybersecurity incidents.

The board of directors receives periodic reports, summaries or presentations from the CISO concerning the Company's significant cybersecurity threats and risks, as well as the processes the Company has implemented to address them.

Item 2. Properties.

Our principal executive offices are located at 1615 Platte Street, 2nd Floor, Denver, Colorado 80202.

In addition to our principal executive offices, we lease office space in Irvine, California; London, England; Sydney, Australia; and Herzliya, Israel. We also maintain shared office spaces in Paris, France and Noida, India. We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings.

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our results of operations, financial position or cash flows. Regardless of the outcome, any litigation may have an adverse impact on us due to defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is listed on the NASDAQ under the ticker symbol "VERI." As of March 24, 2025, we had 44 holders of record of our common stock based upon the records of our transfer agent, which do not include beneficial owners of common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business. Therefore, we do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board and will depend upon our results of operations, financial condition, capital requirements, general business conditions, and other factors that our Board deems relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities

None.

Performance Graph

As a smaller reporting company, we are not required to provide the performance graph required by Item 201(e) of Regulation S-K.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read together with, and is qualified in its entirety by reference to the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed under "Item 1A. Risk Factors" set forth in Part I of this Annual Report on Form 10-K and our other filings with the SEC, including future SEC filings. See "Cautionary Note Regarding Forward-Looking Statements."

Overview

Veritone, Inc., collectively with our subsidiaries, referred to as "Veritone," "Company," "we," "our," and "us," is a provider of Artificial Intelligence ("AI") solutions, powered by our proprietary AI operating system, aiWARE™, to deliver differentiated products and solutions to our Commercial Enterprise and Public Sector (which we previously referred to as "Government & Regulated Industries") customers. Our Software Products & Services consist of revenues generated from Commercial Enterprise and Public Sector customers using our aiWARE platform and Veritone Hire solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of our AI solutions. Our Managed Services consist of revenues generated from Commercial Enterprise customers using our content licensing and representation services, including influencer management and related operations.

The historical financial results of our former wholly-owned subsidiary Veritone One are reflected in our consolidated financial statements herein as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. Refer to the section titled "*Divestiture of Veritone One.*" below for additional information.

During the year ended December 31, 2024, we generated revenue of $92.6 million as compared to $100.0 million during the year ended December 31, 2023. Our Software Products & Services revenue was $61.1 and $68.4 million during the years ended December 31, 2024 and 2023, respectively, and represented 66% and 68% of our consolidated revenue during the years ended December 31, 2024 and 2023, respectively. Our Managed Services revenue was $31.6 million and $31.6 million during the years ended December 31, 2024 and 2023, respectively, and represented 34% and 32% of our consolidated revenue in the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024 no one customer accounted for more than 10% of consolidated revenue. During the year ended December 31, 2023, our largest customer represented 15% of our consolidated revenue.

Recent Developments

Registered Direct Offering.

On January 2, 2025, we sold 4,414,878 shares of our common stock, priced at $2.53 per share, and pre-funded warrants to purchase up to 3,608,838 shares of our common stock (the "Pre-Funded Warrants"), priced at $2.52 per pre-funded warrant, with an exercise price of $0.01 per share, to Esousa Group Holdings, LLC, a New York-based family office, in a registered direct offering (the "Registered Direct Offering"). The gross proceeds from the offering were approximately $20.3 million, before deducting estimated offering expenses.

The Pre-Funded Warrants were offered in lieu of shares of our common stock and provide that the holder may not exercise any portion of the Pre-Funded Warrants to the extent that immediately prior to or after giving effect to such exercise the holder (together with its affiliates) would beneficially own more than 9.99% of our outstanding common stock (the "Maximum Percentage") after such exercise. Subject to the Maximum Percentage, the Pre-Funded Warrants are immediately exercisable and may be exercised at any time until the fifth anniversary of the original issue date of the Pre-Funded Warrants. If, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the Warrant Shares, in lieu of making cash payment otherwise contemplated to be made to the Company upon exercise of a Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Pre-Funded Warrants.

At the Market Program.

On November 19, 2024, we entered into the Sales Agreement with Needham & Company, LLC and H.C. Wainwright & Co., LLC, as Sales Agents, to establish the ATM Program, allowing us to offer and sell shares of our common stock having an aggregate offering price of up to $35.0 million from time to time through the Sales Agents. Sales, if any, under the Sales Agreement are conducted as "at-the-market" equity offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on The Nasdaq Global Market or other trading markets for our common stock. The issuance and sale of shares have been and may continue to be made pursuant to the Company's registration statement on Form S-3 (File No. 333-280148), which became effective on June 21, 2024, and the related prospectus supplement filed with the SEC on November 19, 2024. Through December 31, 2024, we issued 1,707,791 shares of our common stock for $4.7 million in aggregate gross proceeds from the ATM.

Pursuant to the terms of the RDO Purchase Agreement, until 75 days following the Agreement Date, we have agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or any securities convertible or exercisable or exchangeable for, Common Stock, subject to certain exceptions; provided, that, after 60 days following the Agreement Date, we may sell and issue shares of Common Stock pursuant to our ATM Program, subject to certain limitations.

Divestiture of Veritone One.

On October 17, 2024, we completed the sale of our wholly-owned subsidiary, Veritone One, to Oxford Buyer, LLC, an affiliate of Insignia Capital Group L.P., pursuant to an Equity Purchase Agreement. Under the terms of the Purchase Agreement, the Purchaser acquired all issued and outstanding equity of Veritone One for a total purchase price of up to $104.0 million, subject to adjustments and earnout provisions. The transaction was structured as a simultaneous sign-and-close. At closing, we received $55.9 million in cash. This amount reflects the $104.0 million purchase price, less the following deductions:

- $18.0 million contingent upon Veritone One achieving certain net revenue targets between January 1, 2025, and December 31, 2025;

- $20.3 million in purchase price adjustments; and

- $6.7 million placed in escrow accounts, consisting of $1.5 million for potential purchase price adjustments and $5.2 million for post-closing indemnification claims, each subject to the terms of the Divestiture Agreement.

On October 22, 2024, we utilized $30.5 million of the net cash proceeds from the Divestiture to repay principal on our outstanding term loan, $3.3 million for accrued interest and prepayment premiums and $3.0 million in direct deal costs and fees.

During the third quarter of 2024, we determined that Veritone One met the criteria to be classified as discontinued operations. As a result, the historical financial results of Veritone One are reflected in our consolidated financial statements herein as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. See Note 3 on *Discontinued Operations, Business Combinations and Divestiture* for more information.

Operational Realignment and Restructuring.

During the first quarter of 2024, we enacted certain operational and restructuring initiatives (the "Q1 2024 Restructuring"). As a result of the Q1 2024 Restructuring, we reduced our annualized operating expenses by approximately $13.0 million. We continued with additional cost reductions in the second half of 2024, which when combined with our Q1 2024 Restructuring, resulted in over $40.0 million of net annualized strategic cost reductions since the beginning of fiscal 2023. We incurred $5.4 million in one-time severance and transition expenses in connection with the 2024 restructurings, of which $4.1 million was paid as of December 31, 2024. The cumulative results of these initiatives was an approximate 19% reduction in our global workforce.

Appointment of Francisco Morales to the Board of Directors.

On March 12, 2025, the Board appointed Francisco Morales as a member of the Board, effective as of March 20, 2025, to fill the vacancy created by Mr. Chad Steelberg's resignation as a director on March 12, 2025. Mr. Morales will serve as a Class III director until the Company's 2026 annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, retirement, resignation or removal. Mr. Chad Steelberg will continue to serve as a strategic advisor to the Company following his resignation from the Board.

Opportunities, Challenges and Risks

In 2024 and 2023, we derived our revenue primarily through our Commercial Enterprise customers, and secondarily, through our Public Sector customers.

We are a leader in AI-based Software Products & Services. Our proprietary AI operating system, aiWARE, uses machine learning algorithms, or AI models, together with a suite of powerful applications, to reveal valuable insights from vast amounts of structured and unstructured data. Historically, we have derived a large portion of our Software Product & Services revenue from applications we internally developed from our aiWARE platform and actively sold across various customers. Beginning in mid-fiscal year 2022, and as a result of the recent pullback in the macroeconomic environment caused by inflation, high interest rates, and geopolitical factors including the Russia-Ukraine war and the Israel-Hamas war, economic conditions negatively impacted parts of our consumption-based operations and financial results, which represented a significant amount of our revenue prior to fiscal 2024. As a result our Software Products & Services revenue decreased by 10.8% during the year ended December 31, 2024 as compared to the prior year period due to lower consumption across our Commercial Enterprise customer base, including Amazon and certain one-time software revenue recognized in 2023 that did not recur at the same rate in 2024. This impact was partially offset by the addition of Broadbean in the second quarter of 2023. During the year ended December 31, 2024, no customer represented more than 10% of our consolidated revenue as compared to the year ended December 31, 2023, during which one customer represented 15% of our consolidated revenue.

To align our operating structure with this corresponding revenue decline, we enacted significant cost reductions during fiscal years 2024 and 2023. In February 2024, we announced certain cost reduction and restructuring initiatives, the result of which was a reduction in our global workforce of approximately 13% during fiscal 2024. During 2023 and through December 31, 2024 our total reduction in workforce was 19%. Since the first quarter of 2023, we have been actively realigning and restructuring our organization, which, as of December 31, 2024, has resulted in over $40.0 million of net annualized strategic cost reductions since the beginning of fiscal 2023. As a result of our efforts to diversify our customer base and increase sales within our existing customer base, as well as the June 2023 acquisition of Broadbean, we also increased our sales and marketing spending in the near term as compared to the trailing twelve months; however, these increased investments were partially offset by our 2024 and 2023 cost-reduction initiatives.

As of December 31, 2024, our total Software Products & Services customers declined to 3,237, which was a decrease of 6.4% as compared to 2023, largely driven by planned migration of legacy CareerBuilder customers off the Broadbean software platform, which did not have a significant impact on our financial results in 2023 and 2024. To continue our effort to grow our customer base and overall revenue, we have been investing aggressively in existing customers and acquiring new customers.

We believe our Software Products & Services will extend the capabilities of many third-party software platforms and products that are widely used today. For example, we believe that, when integrated with aiWARE, our Veritone Hire solutions customers will be given greater visibility and transparency in their hiring processes. Further and with the recently announced iDEMs and VDR launches, we now offer a suite of aiWARE applications to address the growing issue of unstructured digital data management faced by commercial and public safety and federal government sectors today. In 2025, we expect a substantial portion of our growth to come from our iDEMs and VDR solutions. In addition, we recently announced that we achieved Amazon Web Services ("AWS") Advanced Tier Services status, advancing the deployment of our AI solutions and capabilities across the AWS platform, and we have historically integrated aiWARE across many platforms, including Alteryx, Snowflake and the NVIDIA® CUDA® GPU-based platform, enabling dramatic increases in aiWARE's processing speed and providing a wide range of new use cases for our technology. We are in the process of developing and marketing more specific use cases for these and future integrations, which we believe will open up new markets for our products and accelerate our long-term revenue growth opportunities.

We believe our operating results and performance are, and will continue to be, driven by various factors that affect our industry. Our ability to attract, grow and retain customers for our aiWARE platform is highly sensitive to rapidly changing technology and is dependent on our ability to maintain the attractiveness of our platform, content and services to our customers. Our future revenue and operating growth will rely heavily on our ability to grow and retain our Software Products & Services customer base, continue to develop and deploy quality and innovative AI-driven applications and enterprise-level offerings, provide unique and attractive content and related services to our customers, continue to grow in newer markets such as Public Sector and our VDR opportunity, expand aiWARE into larger and more expansive enterprise engagements and manage our corporate overhead costs. While we believe we will be successful in these endeavors, we cannot guarantee that we will succeed in generating substantial long term operating growth and profitability.

Prior to 2024, we pursued an opportunistic strategy of acquiring companies to help accelerate our organic growth. Our acquisition strategy has been threefold: (i) to increase the scale of our business in markets we are in today, (ii) to accelerate growth in new markets and product categories, including expanding our existing engineering and sales resources, and (iii) to accelerate the adoption of aiWARE as the universal AI operating system through venture or market-driven opportunities. While we believe there are strategic acquisition targets that can accelerate our entry into and expand our existing market share in key strategic markets, as well as our ability to grow our business, there is no certainty our historical or future acquisitions will achieve these objectives. Conversely, we have pursued and may continue to pursue opportunistic sales of certain business operations that are not strategic to us long-term, such as the divestitures of our Energy Group in the second quarter of 2023 and Veritone One in October 2024.

In October 2024, we divested our wholly-owned subsidiary, Veritone One, for a total purchase price of up to $104.0 million. This strategic decision was made to enhance our focus on our core business and growth initiatives, particularly in Software Products & Services. By divesting non-core assets, we aim to streamline operations, reduce complexity, and allocate resources more effectively toward areas that align with our long-term strategic goals. The Divestiture allows us to concentrate on organic growth, enabling greater innovation, operational efficiency, and the ability to respond more swiftly to market opportunities within our primary business segments. As a result of this transaction, we expect to see potential positive impacts, e.g., improved margins, increased operational efficiency, more effective allocation of capital and believes that this sharper focus will drive sustainable growth and value creation for our shareholders moving forward.

For the year ended December 31, 2024, our total revenues were $92.6 million as compared to $100.0 million for the year ended December 31, 2023, a decrease of 7.4%, driven by a decrease in revenue from one-time software sales and from consumption-based customers, including Amazon, partially offset by the addition of Broadbean in the second quarter of 2023. Our gross profit for the year ended December 31, 2024 was $61.7 million as compared to $70.3 million for the year ended December 31, 2023, a decrease of 12.3%, driven by the decrease in revenue and the increase in depreciation of internally developed software costs compared to the prior year period. For the year ended December 31, 2024, our non-GAAP gross profit (calculated as described in "Non-GAAP Financial Measures" below) decreased to $65.4 million as compared to $72.3 million for the year ended December 31, 2023, driven by the decrease in revenue and the increase in cost of revenue as a percentage of revenue compared to the prior year period. Gross profit and non-GAAP gross profit (calculated as described in "Non-GAAP Financial Measures" below) are also dependent upon our ability to grow our revenue by expanding our customer base and increasing business with existing customers, and to manage our costs by negotiating favorable economic terms with cloud computing providers such as AWS and Microsoft Azure. While we are focused on continuing to improve our gross profit and non-GAAP gross profit, our ability to attract and retain customers to grow our revenue will be highly dependent on our ability to implement and continually improve upon our technology and services and improve our technology infrastructure and operations as we experience increased network capacity constraints due to our growth.

During the year ended December 31, 2024, we reported a net loss of $37.4 million as compared to a net loss of $58.6 million during the year ended December 31, 2023. During the year ended December 31, 2024, we reported a non-GAAP net loss of $30.7 million as compared to a non-GAAP net loss of $37.3 million during the year ended December 31, 2023. To continue to grow our revenue, we will continue to make targeted investments in people, namely software engineers and sales personnel. During the year ended December 31, 2024, we continued to make substantial investments in our existing employee base, including higher annual raises and increased benefits, to compete in a challenging and constrained labor environment. Lastly, we made investments in our corporate infrastructure, including enterprise-wide applications and workforce systems to help us better manage the scale and growth of our business. However, considering the current challenging macro-economic environment throughout 2024 and 2023, we have made and are continuing to make significant cost reductions to our operating structure to better streamline our business and prioritization around our growth and corresponding investments. These cost reduction initiatives began in the latter half of 2022 and continued through the end of 2024, and include reductions in workforce and certain legacy operating costs, as well as the sale of our energy group. As a result of these initiatives, we believe we will be able to accelerate our pathway toward long term profitability.

With the June 2023 acquisition of Broadbean, we expanded our customer base throughout Europe and Asia Pacific. For the year ended December 31, 2024, 32% of our consolidated revenue was from customers outside of the U.S., principally from customers located throughout Western Europe, as compared to 13% in 2023 and less than 10% in 2022. We believe that there is a substantial opportunity for us to continue expanding our service offerings and customer base in countries outside of the United States. In the long term, we plan to expand our business further internationally in places such as Europe, Asia Pacific and Latin America, and as a result, we expect to continue to incur significant incremental upfront expenses associated with these expansion opportunities.

Impact of Current Global Economic Conditions

Global economic and business activities continue to face uncertainty as a result of macroeconomic and geopolitical factors, the imposition of tariffs and other trade disputes, lingering economic disruption caused by labor shortages, inflation rates and the responses by central banking authorities to control inflation, monetary supply shifts, recession risks, disruptions from the Russia-Ukraine conflict, the Israel-Hamas war and conflict in surrounding regions. In particular, business operations at our Herzliya, Israel office location where we do development work on our Veritone Hire solutions products have been, and may continue to be, impacted by the war in Israel. A small portion of our Israel-based employees, and a number of their family members, have been conscripted into military service. The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, and the impact on our customers, partners and employees, all of which have uncertainty and cannot be predicted. These global economic conditions and any continued or new disruptions caused by these conditions may negatively impact our business in a number of ways. For example, our Veritone Hire solutions are sold to businesses whose financial conditions fluctuate based on general economic and business conditions, particularly the overall demand for labor and the economic health of current and prospective employers.

To the extent that economic uncertainty or attenuated economic conditions cause our customers and potential customers to freeze or reduce their headcount, and reduce their consumption-based spending, demand for our products and services may be negatively affected. These adverse economic conditions could also result in reductions in sales of our applications, longer sales cycles, reductions in contract duration and value, slower adoption of new technologies and increased price competition. In addition, economic recessions have historically resulted in overall reductions in spending on software and technology solutions as well as pressure from customers and potential customers for extended payment terms. If economic, political, or market conditions deteriorate, or if there is uncertainty around these conditions, our customers and potential customers may elect to decrease their software and technology solutions budgets by deferring or reconsidering product purchases, which would limit our ability to grow our business and negatively affect our operating results. Any of these events would likely have an adverse effect on our business, operating results and financial position.

Due to the nature of our business, the effect of these macroeconomic conditions may not be fully reflected in our results of operations until future periods. We have assessed the potential credit deterioration of our customers due to changes in the macroeconomic environment and have determined that no additional allowance for credit losses was necessary due to credit deterioration as of December 31, 2024. The most significant risks to our business and results of operations are discussed in Part I, Item 1A (Risk Factors) in this Annual Report on Form 10-K.

Non-GAAP Financial Measures and Key Performance Indicators

In evaluating our cash flows and financial performance, we use certain non-GAAP financial measures, including non-GAAP net income (loss) and non-GAAP net income (loss) per share, non-GAAP net income (loss) and non-GAAP net income (loss) per share from continuing operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share from discontinued operations, non-GAAP gross profit, and non-GAAP gross margin. We also provide certain key performance indicators ("KPIs"), including Total Software Products & Services Customers, Annual Recurring Revenue (SaaS), Annual Recurring Revenue (Consumption), Total New Bookings and Gross Revenue Retention.

Non-GAAP net income (loss) and Non-GAAP net income (loss) per share are calculated as the Company's net income (loss) and net income (loss) per share, respectively, adjusted to exclude net income from discontinued operations, net of income taxes, benefit from income taxes, depreciation and amortization expense, stock-based compensation expense, changes in fair value of earnout receivable, change in fair value of contingent consideration payable, contingent purchase compensation expense, interest expense, net, foreign currency impact and other, gain on extinguishment of debt, acquisition and due diligence costs, (gain) loss on asset disposition, contribution of business held for sale, variable consultant performance bonus expense, severance and executive transition costs, and non-GAAP net income from discontinued operations. Non-GAAP net income (loss) from continuing operations and Non-GAAP net income (loss) per share from continuing operations are calculated as the Company's net loss and net loss per share from continuing operations, respectively, adjusted to exclude net income from discontinued operations, net of income taxes, benefit from income taxes, depreciation and amortization, stock based compensation expense, change in fair value of earnout receivable, change in fair value of contingent consideration payable, contingent purchase compensation expense, interest expense, net, foreign currency impact and other, gain on extinguishment of debt, acquisition and due diligence costs, (gain) loss on asset disposition, contribution of business held for sale, variable consultant performance bonus expense, and severance and executive transition costs. Non-GAAP net income (loss) from discontinued operations and Non-GAAP net income (loss) per share from discontinued operations are calculated as the Company's net income from discontinued operations and net income per share from discontinued operations, respectively, adjusted to exclude provision for income taxes, depreciation and amortization, stock-based compensation expense, gain on sale, interest expense (income), net, acquisition due diligence costs, and severance and executive transition costs.

Non-GAAP gross profit is calculated as gross profit with adjustments to add back depreciation and amortization and stock-based compensation expense. Non-GAAP gross margin is defined as non-GAAP gross profit divided by revenue.

We present non-GAAP net income (loss) and non-GAAP net income (loss) per share, non-GAAP net income (loss) and non-GAAP net income (loss) per share from continuing operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share from discontinued operations, non-GAAP gross profit, and non-GAAP gross margin because management believes such information to be important supplemental measures of performance that are commonly used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management also uses this information internally for forecasting, budgeting and measuring annual bonus compensation targets for its executive personnel, including its named executive officers. Our non-GAAP net income (loss) provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as it eliminates the effect of items that are often unrelated to overall operating performance. Our non-GAAP gross profit and non-GAAP gross margin allow investors and our management team to analyze our operating performance by excluding expenses that are not directly related to the cost of providing goods and services.

These non-GAAP financial measures are not calculated and presented in accordance with GAAP and should not be considered as an alternative to net income (loss), operating income (loss), net income (loss) from continuing operations, net income (loss) from discontinued operations, gross profit, gross margin or any other financial measures so calculated and presented, nor as an alternative to cash flow from operating activities as a measure of liquidity. Other companies (including our competitors) may define these non-GAAP financial measures differently. These non-GAAP measures may not be indicative of our historical operating results or predictive of potential future results. Investors should not consider this supplemental non-GAAP financial information in isolation or as a substitute for analysis of our results as reported in accordance with GAAP.

The results for non-GAAP net income (loss) are presented below for the years ended December 31, 2024 and 2023.

Reconciliation of GAAP net loss to Non-GAAP net loss

(in thousands, excluding per share data)

	Year Ended December 31,	
	2024	2023
Net loss	$ (37,384)	$ (58,625)
Net income from discontinued operations, net of income taxes	(58,948)	(7,088)
Benefit from income taxes	(3,861)	(3,323)
Depreciation and amortization	28,510	25,192
Stock-based compensation expense	7,705	10,297
Change in fair value of earnout receivable	(1,357)	—
Change in fair value of contingent compensation payable	—	2,284
Contingent purchase compensation expense	1,619	—
Interest expense, net	12,071	2,767
Foreign currency impact and other	1,103	(323)
Gain on extinguishment of debt	—	(30,023)
Acquisition and due diligence costs	4,090	9,125
(Gain) loss on asset disposition	170	(2,572)
Contribution of business held for sale[1]	—	1,691
Variable consultant performance bonus expense[2]	64	951
Severance and executive transition costs	5,374	3,556
Non-GAAP net loss from continuing operations	(40,844)	(46,091)
Non-GAAP net income from discontinued operations	10,170	8,760
Non-GAAP net loss	$ (30,674)	$ (37,331)
Shares used in computing non-GAAP basic and diluted net loss per share	38,035	36,910
Non-GAAP basic and diluted net loss per share from continuing operations	$ (1.07)	$ (1.25)
Non-GAAP basic and diluted net income per share from discontinued operations	$ 0.27	$ 0.24
Non-GAAP basic and diluted net loss per share	$ (0.81)	$ (1.01)

(1) Contribution of business held for sale relates to the net loss for the periods presented for our energy group that we divested during the second quarter of 2023.

(2) Variable consultant performance bonus expense represents the bonus payments paid to Mr. Chad Steelberg as a result of his achievement of the performance goals pursuant to his consulting agreement with us.

(3) A reconciliation of non-GAAP net income from discontinued operations to GAAP net income from discontinued operations for the years ended December 31, 2024 and 2023 is set forth in the table below.

(in thousands)

	Year Ended December 31,	
	2024	**2023**
Net income from discontinued operations	$ 58,948	$ 7,088
Provision for income taxes	76	275
Depreciation and amortization	260	909
Stock-based compensation expense	422	529
Gain on sale	(66,533)	—
Interest expense (income), net (a)	16,941	(129)
Severance and executive transition costs	56	88
Non-GAAP net income from discontinued operations	$ 10,170	$ 8,760

(a) Interest expense, net for the year ended December 31, 2024 includes allocated interest expense of $4.7 million, net of interest income, $9.2 million expense related to the acceleration of amortization of debt discount in connection with the partial repayment of the Term Loan and a $3.1 million prepayment penalty.

The following tables set forth the calculation of our non-GAAP gross profit and non-GAAP gross margin, followed by a reconciliation of non-GAAP to GAAP financial information presented in our consolidated financial statements for years ended December 31, 2024 and 2023.

Reconciliation of GAAP gross profit to Non-GAAP gross profit and Non-GAAP gross margin

The following table sets forth the calculation of our non-GAAP gross profit and non-GAAP gross margin for the years ended December 31, 2024 and 2023.

(dollars in thousands)	Year Ended December 31,	
	2024	**2023**
Revenue	$ 92,637	$ 99,986
Expenses:		
Cost of revenue (exclusive of depreciation and amortization)	27,254	27,765
Depreciation and amortization related to cost of revenue	3,669	1,878
GAAP gross profit	61,714	70,343
Depreciation and amortization related to cost of revenue	3,669	1,878
Stock-based compensation expense	—	52
Non-GAAP gross profit	$ 65,383	$ 72,273
GAAP gross margin	66.6%	70.4%
Non-GAAP gross margin	70.6%	72.3%

GAAP gross profit during the year ended December 31, 2024 of $61.7 million declined $8.6 million or 12.3% from the year ended December 31, 2023 largely due to the corresponding decline in revenue, coupled with higher depreciation and amortization in 2024 as a result of the June 2023 Broadbean acquisition. GAAP gross margin of 66.6% during the year ended December 31, 2024 declined 380 basis points as compared to the same period in 2023 as a result of the higher depreciation and amortization expense from the June 2023 Broadbean acquisition, coupled with year over year declines in higher gross margin revenue from consumption-based and one time software revenue.

Non-GAAP gross profit declined $6.9 million or 9.5% due to the decline in revenue. During the year ended December 31, 2024, Non-GAAP gross margin of 70.6% declined 170 basis points as compared to the same period in 2023 as year over year declines in higher gross margin revenue from consumption-based and one time software revenue. Historically, our gross margin and non-GAAP gross margin have been impacted significantly by the mix of our Software Products &

Services revenue and our Managed Services revenue in any given period because our Managed Services revenue typically has a lower overall non-GAAP gross margin than our Software Products & Services revenue.

Supplemental Financial Information

We are providing the following unaudited supplemental financial information regarding our Software Products & Services as a lookback of the prior year to explain our recent historical and year-over-year performance.

The supplemental financial information for our Software Products & Services includes: (i) Total Software Products & Services Customers, (ii) Annual Recurring Revenue, (iii) Total New Bookings, and (iv) Gross Revenue Retention, in each case as defined in the footnotes to the table below.

In the past, we have provided supplemental financial information for our Managed Services including average billings per active Managed Services client, and revenue. Because Managed Services will comprise a smaller portion of our business after the Divestiture, we no longer will provide this supplemental information. Prior to the Divestiture, we experienced volatility in revenue from our Managed Services due to a number of factors, including: (i) the timing of new large customer agreements; (ii) loss of customers who chose to replace our services with new providers or by bringing their advertising placement in-house; (iii) customers who experience reductions in their advertising budgets due to issues with their own businesses; and (iv) the seasonality of the campaigns for certain large customers. We historically generated a significant portion of our revenue from a few major customers. Since the Divestiture, revenue from our Managed Services has experienced volatility and we expect it will continue to do so.

Software Products & Services Supplemental Financial Information

The following table sets forth the results for each of our Software Products & Services supplemental financial information.

	Quarter Ended				
	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024
Total Software Products & Services Customers [1]	3,459	3,384	3,437	3,291	3,237
Annual Recurring Revenue (SaaS) (in 000's) [2]	$ 49,122	$ 49,064	$ 49,223	$ 48,269	$ 47,549
Annual Recurring Revenue (Consumption) (in 000's) [3]	$ 30,967	$ 23,510	$ 18,701	$ 15,011	$ 11,245
Total New Bookings (in 000's) [4]	$ 17,457	$ 12,964	$ 14,047	$ 16,471	$ 13,228
Gross Revenue Retention [5]	>90%	>90%	>90%	>90%	>90%

[1] "Total Software Products & Services Customers" includes Software Products & Services customers as of the end of each respective quarter set forth above with net revenues in excess of $10 and also excludes any customers categorized by us as trial or pilot status. In prior periods, we provided "Ending Software Customers," which represented Software Products & Services customers as of the end of each fiscal quarter with trailing twelve-month revenues in excess of $2,400 for both Veritone, Inc. and PandoLogic Ltd. and/or deemed by the Company to be under an active contract for the applicable periods. Total Software Products & Services Customers is not comparable to Ending Software Customers. Total Software Products & Services Customers includes customers based on revenues in the last month of the quarter rather than on a trailing twelve-month basis and excludes any customers that are on trial or pilot status with us rather than including customers with active contracts. Management uses Total Software Products & Services Customers and we believe Total Software Products & Services Customers are useful to investors because it more accurately reflects our total customers for our Software Products & Services inclusive of Broadbean.

[2] "Annual Recurring Revenue (SaaS)" represents an annualized calculation of monthly recurring revenue during the last month of the applicable quarter for all Total Software Products & Services customers. In prior periods, we provided "Average Annual Revenue," which was calculated as the aggregate of trailing twelve-month Software Products & Services revenue divided by the average number of customers over the same period for both Veritone, Inc. and PandoLogic Ltd. Annual Recurring Revenue is not comparable to Average Annual Revenue (SaaS). Annual Recurring Revenue (SaaS) includes only subscription-based SaaS revenue, is not averaged among active customers and uses a calculation of recurring revenue as described above instead of annual revenue. Management uses "Annual Recurring Revenue (SaaS)" and we believe Annual Recurring Revenue (SaaS) is useful to investors because Broadbean significantly increases our mix of subscription-based SaaS revenues as compared to Consumption revenues and the split between the two allows the reader to delineate between predictable recurring SaaS revenues and more volatile Consumption revenues.

[3] "Annual Recurring Revenue (Consumption)" represents the trailing twelve months of all non-recurring and/or consumption-based revenue for all active Total Software Products & Services customers. In prior periods, we provided "Average Annual Revenue," which was calculated as the aggregate of trailing twelve-month Software Products & Services revenue divided by the average number of customers over the same period for both Veritone, Inc. and PandoLogic Ltd. Annual Recurring Revenue (Consumption) is not comparable to Average Annual Revenue. Annual Recurring Revenue (Consumption) includes only non-recurring and/or consumption-based revenue, is not averaged among active customers and uses a calculation of recurring revenue as described above instead of annual revenue. Management uses "Annual Recurring Revenue (Consumption)" and we believe Annual Recurring Revenue (Consumption) is useful to investors because

Broadbean significantly increases our mix of subscription-based SaaS revenues as compared to Consumption revenues and the split between the two allows the reader to delineate between predictable recurring SaaS revenues and more volatile Consumption revenues.

[4] "Total New Bookings" represents the total fees payable during the full contract term for new contracts received in the quarter (including fees payable during any cancellable portion and an estimate of license fees that may fluctuate over the term), excluding any variable fees under the contract (e.g., fees for cognitive processing, storage, professional services and other variable services).

[5] "Gross Revenue Retention" represents a calculation of our dollar-based gross revenue retention rate as of the period end by starting with the revenue from Software Products & Services Customers as of the 3 months in the prior year quarter to such period, or Prior Year Quarter Revenue. We then deduct from the Prior Year Quarter Revenue any revenue from Software Products & Services Customers who are no longer customers as of the current period end, or Current Period Ending Software Customer Revenue. We then divide the total Current Period Ending Software Customer Revenue by the total Prior Year Quarter Revenue to arrive at our dollar-based gross retention rate, which is the percentage of revenue from all Software Products & Services Customers from our Software Products & Services as of the year prior that is not lost to customer churn.

Net Loss Carryforwards

As of December 31, 2024, we had U.S. federal, state and foreign loss carryforwards ("NOLs") totaling approximately $148.6 million, $118.8 million and $32.2 million, respectively. The U.S. federal and state NOLs are projected to expire beginning in 2037 and 2032, respectively, unless previously utilized. The U.S. federal NOLs generated after January 1, 2018 may be carried forward indefinitely, subject to an 80% taxable income limitation on the utilization of the carryforwards. The foreign loss carryforwards can be carried forward indefinitely.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change" (generally defined as a cumulative change (by value) of more than 50% in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and our ability to utilize NOLs could be further limited by Section 382 of the Code. In addition, future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. The amount of such limitations, if any, has not been determined.

There is also a risk that due to other future regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, even if we attain profitability.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. The principal estimates relate to the accounting recognition and presentation of revenue, allowance for credit losses, purchase accounting, impairment of long-lived assets, the valuation of contingent consideration, including future escrow and earnout consideration on the divestiture of Veritone One, and the valuation of stock awards and stock warrants and income taxes, where applicable.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between expected and actual experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on these critical accounting policies and our significant accounting policies can be found in Note 2 to our audited consolidated financial statements included in Part II, Item 8 (Financial Statements and Supplementary Data) of this Annual Report on Form 10-K.

Accounting for Business Combinations

As part of the purchase accounting for acquisitions, we estimate the fair values of the assets acquired and liabilities assumed. A fair value measurement is determined as the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. In the context of purchase accounting, the determination of fair value often involves significant judgments and estimates by management, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. The fair values reflected in the purchase accounting rely on management's judgment and the expertise of a third-party valuation firm engaged to assist in concluding on the fair value measurements.

Impairment of Goodwill and Long-Lived Assets

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. Our annual impairment test is performed during the second quarter. In assessing goodwill impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that the fair value of a reporting unit is less than its carrying amount. Our qualitative assessment of the recoverability of goodwill considers various macro-economic, industry-specific and company-specific factors. These factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below its net book value. If, after assessing the totality of events or circumstances, we determine it is unlikely that the fair value of a reporting unit is less than its carrying amount, then a quantitative analysis is unnecessary. However, if we conclude otherwise, or if we elect to bypass the qualitative analysis, then we are required to perform a quantitative analysis that compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, a goodwill impairment loss is recognized for the lesser of: (a) the amount that the carrying amount of a reporting unit exceeds its fair value; or (b) the amount of the goodwill allocated to that reporting unit.

We review long-lived assets to be held and used, other than goodwill, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared with the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment charge would be recorded to write down the asset to its estimated fair value.

During the year ended December 31, 2024, we experienced several adverse financial trends and the divestiture of our media advertising division. As a result, we determined that an indicators of impairment were present and performed quantitative goodwill impairment assessments as of June 30, 2024, September 30, 2024, and December 31, 2024.

For the June 30, 2024 impairment analysis, we used the enterprise approach, which estimates fair value based on the overall value of the business, including debt. For the September 30, 2024 and December 31, 2024 impairment analyses, we used the market approach, which estimates fair value based on our market capitalization and an estimate of a reasonable range of values for a control premium.

We determined that goodwill was not impaired, as the estimated fair value of our reporting units exceeded their carrying values. Additionally, as of June 30, September 30, and December 31, 2024, we performed a quantitative analysis of the recoverability of each of our asset groups. The result of the analyses was that the assets were not impaired, as the expected cash flows exceeded the carrying value for each asset group.

Stock-Based Compensation Expense

We record stock-based compensation expense associated with restricted stock, restricted stock units and stock options granted under our stock incentive plans, and purchase rights granted under our Employee Stock Purchase Plan ("ESPP"). We have granted stock options with time-based vesting conditions, as well as performance-based stock options, the vesting of which is conditioned upon the achievement of specified target stock prices for our common stock ("Performance Options"). All Performance Options become exercisable in three equal tranches based on the achievement of specific market price targets for our common stock. For each tranche to become exercisable, the closing price per share of our common stock must meet or exceed the applicable stock price target for a period of 30 consecutive trading days. All stock options have terms of ten years following the grant date, subject to earlier termination in the case of cessation of the awardee's continued service with us.

The fair values of restricted stock and restricted stock unit awards are based on the closing market price of our common stock on the date of grant.

We estimate the fair values of stock options having time-based vesting conditions, as well as purchase rights under our ESPP, using the Black-Scholes-Merton option pricing model. We estimate the fair values of Performance Options utilizing a Monte Carlo simulation model to estimate when the stock price targets will be achieved and the Black-Scholes-Merton option pricing model. A fair value is estimated for each tranche of such Performance Options that is tied to a particular stock price target.

Determining the appropriate fair values of stock options and ESPP purchase rights at the grant date requires significant judgment, including estimating the volatility of our common stock, the expected term of awards, and the derived service periods for each tranche of Performance Options.

The expected term for stock options other than Performance Options represents the period of time that stock options are expected to be outstanding and is determined using the simplified method. Under the simplified method, the expected term is calculated as the midpoint between the weighted average vesting date and the contractual term of the options. The expected term for Performance Options considers the remaining term of the option after the attainment date and the ratio of the stock price at the attainment date to the option exercise price.

The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term of the award.

The fair value of stock-based awards (other than Performance Options) is amortized using the straight-line attribution method over the requisite service period of the award, which is generally the vesting period. For Performance Options, expense is recognized over a graded-vesting attribution basis over the period from the grant date to the estimated attainment date, which is the derived service period of each tranche of the award.

We recognize actual forfeitures as they occur and do not estimate forfeitures in determining our stock-based compensation expense.

If Performance Options are modified, the fair values and the new derived service periods of the modified awards as of the date of modification and the fair values of the original awards immediately before the modification are determined. The amount of incremental compensation expense resulting from the modification of each award is equal to the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The incremental compensation expense is recognized over the new derived service period of the modified award.

Accounting for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are established for temporary differences between the financial statement carrying amounts and the tax bases of our assets and liabilities using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We assess the likelihood that the deferred tax assets will be recovered from future taxable income and, if recovery is not more likely than not, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized. Realization of the deferred tax assets is dependent on various factors such as our ability to generate sufficient taxable income in future years. Based on management's assessment, we have recorded a valuation allowance in the amount of $93.2 million, as of December 31, 2024.

In connection with the acquisition of PandoLogic, a deferred tax liability is established for the future consequences attributable to differences between the financial statement carrying amounts of the acquired non-goodwill intangible assets and their respective tax basis. Of the goodwill recorded on the acquisition date, $1.9 million is deductible for tax purposes.

In connection with the acquisition of Broadbean, a deferred tax liability is established for the future consequences attributable to differences between the financial statement carrying amounts of the acquired non-goodwill intangible assets and their respective tax basis. Of the goodwill recorded on the acquisition date, $3.7 million is deductible for tax purposes.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. In assessing the need for a valuation allowance, management has considered both the positive and negative evidence available, including but not limited to, our prior history of net losses, projected future outcomes, industry and market trends and the nature of existing deferred tax assets. In management's judgment, any positive indicators are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income, due primarily to uncertainties surrounding the timing of realization of future taxable income. In the event that actual results differ from these estimates or we adjust these estimates should we believe we would be able to realize these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made.

Results of Operations

The following tables set forth our results of operations for the years ended December 31, 2024 and 2023, in dollars and as a percentage of our revenue for those periods. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

(dollars in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue	$ 92,637	$ 99,986
Operating expenses:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	27,254	27,765
Sales and marketing	39,837	44,543
Research and development	26,817	40,591
General and administrative	58,425	61,465
Depreciation and amortization	28,510	25,192
Total operating expenses	180,843	199,556
Loss from operations	(88,206)	(99,570)
Gain on extinguishment of debt	—	30,023
Interest expense, net	(12,071)	(2,767)
Other income, net	84	3,278
Loss from continuing operations before provision for income taxes	(100,193)	(69,036)
Benefit from income taxes	(3,861)	(3,323)
Net loss from continuing operations	(96,332)	(65,713)
Net income from discontinued operations	58,948	7,088
Net loss	$ (37,384)	$ (58,625)

Year Ended December 31, 2024 Compared With Year Ended December 31, 2023

Revenue

	Year Ended December 31,					
	2024			2023		
	Commercial Enterprise	Public Sector	Total	Commercial Enterprise	Public Sector	Total
Software Products & Services	$ 55,433	$ 5,635	$ 61,068	$ 62,410	$ 5,991	$ 68,401
Managed Services	31,569	—	31,569	31,585	—	31,585
Revenue	$ 87,002	$ 5,635	$ 92,637	$ 93,995	$ 5,991	$ 99,986

Commercial Enterprise

Commercial Enterprise revenue of $87.0 million decreased $7.0 million, or 7.4% in the year ended December 31, 2024 as compared to Commercial Enterprise revenue of $94.0 million in the year ended December 31, 2023. The $7.0 million decline was driven primarily by Commercial Enterprise Software Products & Services revenue due to decreased revenue from one-time software sales and from consumption-based customers, including Amazon, partially offset by the addition of Broadbean in the second quarter of 2023.

Public Sector

Public Sector Software Products & Services revenue decreased $0.4 million, or 5.9%, in the year ended December 31, 2024 compared to the prior year primarily due to fluctuations in timing and magnitude of spend by public safety and federal customers. In some cases, Software Products & Services revenue from Public Sector customers in certain markets, particularly our government customers, can be project-based and impacted by the timing of such projects. As such, we expect that our revenue from these markets could fluctuate significantly from period to period.

Operating Expenses

(dollars in thousands)	Year Ended December 31,							
	2024		**2023**		**$ Change**		**% Change**	
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$	27,254	$	27,765	$	(511)		(1.8)%
Sales and marketing		39,837		44,543		(4,706)		(10.6)%
Research and development		26,817		40,591		(13,774)		(33.9)%
General and administrative		58,425		61,465		(3,040)		(4.9)%
Depreciation and amortization		28,510		25,192		3,318		13.2%
Total operating expenses	$	180,843	$	199,556	$	(18,713)		(9.4)%

Cost of Revenue (Exclusive of Depreciation and Amortization). Cost of revenue (exclusive of depreciation and amortization) decreased in 2024 compared to 2023 primarily due to the decline in revenues, especially in the higher margin Software Products & Services. Cost of revenues as a percentage of revenue increased in 2024 to 29.4% from 27.8% in 2023.

Sales and Marketing. Sales and marketing expenses decreased $4.7 million, or 10.6% in 2024 compared with 2023, primarily due to cost reduction initiatives announced in the first quarter of 2024, partially offset by increased advertising expense and sales and marketing expense as a result of increased promotional expenses and the acquisition of Broadbean in June 2023. As a percentage of revenue, sales and marketing expenses decreased to 43.0% in 2024 from 44.5% in 2023.

Research and Development. Research and development expenses decreased $13.8 million, or 33.9% in 2024 compared with 2023, principally due to decreased personnel-related costs resulting from various cost reduction initiatives. As a percentage of revenue, research and development expenses decreased to 28.9% in 2024 from 40.6% in 2023.

General and Administrative. General and administrative expenses decreased $3.0 million, or 4.9% in 2024 compared to 2023 principally due to reductions in non-recurring professional fees largely associated with the June 2023 Broadbean acquisition and personnel-related costs resulting from various cost reduction initiatives, offset by an increase from one-time executive settlement expenses and higher stock-based compensation expense. As a percentage of revenue, general and administrative expenses increased to 63.1% in 2024 from 61.5% in 2023.

Depreciation and Amortization. Depreciation and amortization increased $3.3 million, or 13.2% in 2024 compared with the corresponding prior year period primarily due to the June 2023 acquisition of Broadbean.

Gain on Extinguishment of Debt

During 2023, the gain on extinguishment of debt represented gains on the fair value of extinguishing $50.0 million of our convertible notes due November 2026.

Interest Expense, Net

Interest expense, net of $12.1 million for 2024 was driven by increased interest expense from our Term Loan. Interest expense, net for 2023 was $2.8 million.

Other Income, Net

Other income, net of $0.1 million for 2024 was primarily due to the change in the fair value of earnout receivable of $1.4 million, partially offset by a foreign translation loss of $0.6 million, and a loss on sale of our investment in GridBeyond of $0.2 million. Other income, net for 2023 was $3.3 million and was comprised primarily of a $2.6 million gain on sale of investment and a foreign translation gain of $0.7 million.

Net Income From Discontinued Operations

On October 17, 2024, we consummated the Divestiture. The Divestiture was strategic, allowing us to focus on our AI solutions, and secondarily to improve our financial liquidity with the net proceeds from the Divestiture. During the third quarter of 2024, we determined that Veritone One met the criteria to be classified as discontinued operations. As a result, the historical financial results of Veritone One are reflected in our consolidated financial statements herein as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. See Note 3 on *Discontinued Operations, Business Combinations and Divestiture* for more information.

Net income from discontinued operations was $58.9 million for the year ended December 31, 2024 and included the $66.5 million gain on sale, $9.4 million in income from operations, offset by $16.9 million of net interest expense. Interest expense included allocated interest expense from our Term Loan of $4.7 million, net of interest income, $9.2 million expense related to the acceleration of amortization of debt discount in connection with the partial repayment of the Term Loan and a $3.1 million prepayment penalty. Net income from discontinued operations was $7.1 million for the year ended December 31, 2023 and primarily consisted of revenue of $27.6 million, offset by cost of revenue of $0.5 million, and other operating expenses of $19.8 million.

Benefit From Income Taxes

The change in income taxes from a tax benefit of $3.3 million in 2023 to a benefit of $3.9 million for the year ended December 31, 2024 is largely driven due a one-time expense in 2023 relating to the claw-back of previously recognized tax benefits in Israel.

Liquidity, Capital Resources and Going Concern

We have historically financed our business through the sale of equity and debt securities and other debt arrangements. Our principal sources of liquidity are our cash and cash equivalents, which totaled $16.9 million as of December 31, 2024, compared with total cash and cash equivalents of $46.6 million as of December 31, 2023. The decrease in our cash and cash equivalents as of December 31, 2024 as compared with December 31, 2023 was primarily due to our loss from operating activities of $37.4 million and the $36.3 million repayment of the Term Loan in connection with the Divestiture, offset by cash proceeds of $2.9 million (net of cash divested of $53.0 million) from the sale of Veritone One and gross cash proceeds of $4.7 million received from sales of shares of our common stock under our ATM Program.

We have an outstanding senior secured term loan with $39.2 million aggregate principal amount outstanding as of March 10, 2025. We and certain of our subsidiaries, as guarantors, entered into a Credit and Guaranty Agreement (the "Credit Agreement") on December 13, 2023, with certain funds managed by Highbridge Capital Management, LLC and with certain other lenders (collectively, the "Lenders") and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent. We initially borrowed the full principal amount of $77.5 million provided under the terms of the Credit Agreement, and we used a portion of the proceeds of the Term Loan to repurchase $50.0 million aggregate principal amount of our 1.75% convertible senior notes due 2026 (the "Convertible Notes") held by the Lenders at a purchase price of $37.5 million plus accrued and unpaid interest through the repurchase date. The Term Loan accrues interest at a rate of Term SOFR plus 8.50% per annum, with a 3.00% floor for Term SOFR, payable quarterly. The Term Loan matures on December 13, 2027, with quarterly amortization payments of 2.50% of the original principal amount, that commenced in June 2024. In connection with the Credit Agreement, we also issued warrants (the "Warrants") to the Lenders to purchase up to 3,008,540 shares of our common stock at an exercise price of $2.576 per share with a termination date of December 12, 2028.

On March 13, 2025, we entered into a Limited Consent (the "Limited Consent") to the Credit Agreement, with the lenders and administrative agent party thereto. Pursuant to the Limited Consent, the lenders consented to the delivery by us of our audited consolidated financial statements for the fiscal year ended December 31, 2024 and a report of our independent certified public accountants relating thereto that do not meet certain requirements of the Credit Agreement requiring, among other things, delivery of audited consolidated financial statements and a report thereon of the our independent certified public accountants that are unqualified as to going concern. As consideration for the Limited Consent, we paid an aggregate of $1.0 million in cash to the lenders party to the Limited Consent. Except as set forth in the Limited Consent, the terms of the Credit Agreement remain unchanged. With this amendment, we believe we are in compliance in all material respects with the covenants in the Term Loan.

As noted above, we completed the Divestiture of Veritone One on October 17, 2024, for a total purchase price of up to $104.0 million. Net proceeds from the transaction were $55.9 million in cash, which reflected the aggregate purchase price of $104.0 million, less $18.0 million subject to an earnout, $20.3 million of purchase price adjustments, $6.7 million placed in escrow accounts, and $3.0 million in transaction-related expenses. We may receive the earnout of up to $18.0 million in cash proceeds based on the achievement of certain net revenue targets by Veritone One between January 1, 2025 and December 31, 2025. We used net cash proceeds from the Divestiture to repay $30.5 million principal amount of the Term Loan, plus accrued interest and prepayment premiums in the aggregate amount of $3.3 million.

On November 19, 2024, we entered into the Sales Agreement with the Sales Agents, pursuant to which we may offer and sell from time to time, shares of our common stock through the Sales Agents. The issuance and sale, if any, of shares of our common stock under the Sales Agreement will be made pursuant to our registration statement on Form S-3 (File No. 333-280148), which became effective on June 21, 2024 and the related prospectus supplement dated November 19, 2024 (the "Prospectus Supplement"), in each case filed with the SEC. In accordance with the terms of the Sales Agreement, under the Prospectus Supplement, we may offer and sell shares of our common stock having an aggregate offering price of up to $35.0 million from time to time through the Sales Agents. As of December 31, 2024, we have received $4.7 million in gross proceeds for sales of 1,707,791 shares of our common stock under the ATM Program.

In January 2025, we entered into the RDO Purchase Agreement with Esousa Group Holdings, LLC to conduct the Registered Direct Offering consisting of 4,414,878 shares of our common stock, priced at $2.53 per share, and pre-funded warrants to purchase up to 3,608,838 shares of our common stock, priced at $2.52 per pre-funded warrant, with an exercise price of $0.01 per share. The gross proceeds from the Registered Direct Offering were approximately $20.3 million, before deducting estimated offering expenses.

Pursuant to the terms of the RDO Purchase Agreement, until 75 days following the Agreement Date, we have agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of our common stock or any securities convertible or exercisable or exchangeable for, shares of our common stock, subject to certain exceptions; provided, that, after 60 days following the Agreement Date, we may sell and issue shares of our common stock pursuant to our ATM Program, subject to certain limitations.

Potential future consideration from the Divestiture in the form of cash held in escrow and the earnout is up to $24.7 million. With respect to the escrowed amounts, $1.5 million is expected to be settled and may be released within 30 days of filing this Annual Report on Form 10-K, $3.7 million is expected to settle and may be released by October 16, 2025, and $1.5 million is expected to settle and may be released by October 16, 2026. The earnout, if applicable, is anticipated to be payable in part no later than March 2, 2026, with the remainder, if applicable, payable by April 30, 2026. While management believes a large portion of this potential future consideration will be earned and paid back to the Company over the next two years, both the escrowed amounts and earnout amounts are subject to future negotiation and the financial performance of Veritone One, a portion of which we will have no direct control over. In addition, these future considerations will be subject to debt principal payments and premiums. As a result, there is no guarantee that any of the deferred consideration will be earned and or paid back to us.

Based on our liquidity position at December 31, 2024 after giving effect to the impact of the Registered Direct Offering which raised gross proceeds of approximately $20.3 million before deducting estimated offering expenses, and other events occurring subsequent to December 31, 2024, and our current forecast of operating results and cash flows, absent any other action, management determined that there is substantial doubt about our ability to continue as a going concern over the twelve months following the filing of this Annual Report on Form 10-K, principally driven by our current debt service obligations, historical negative cash flows and recurring losses. We will require additional liquidity to continue our operations over the next twelve months.

In the near term, and to meet our obligations as they come due, management is evaluating strategies to obtain funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, debt and/or further restructuring of operations to grow revenues and decrease operating expenses, which include capturing past cost reductions and potential future cost synergies from our past acquisitions.

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, our covenants under the Credit Agreement. We may not be able to access additional equity under acceptable terms, and may not be successful in future operational restructurings, earning any of our deferred purchase consideration, meeting our minimum liquidity threshold under our Credit Agreement, or at growing our revenue base, and our ability to execute on our operating plans may be materially adversely impacted. If we become unable to continue as a going concern, we may have to dispose of other or additional assets and might realize significantly less value than the values at which they are carried on our consolidated financial statements. These actions may cause stockholders to lose all or part of their investment in our common stock. Our consolidated financial statements do not include any adjustments that might result from our being unable to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Cash Flows

A summary of cash flows from our operating, investing and financing activities is shown in the table below.

(in thousands)	Year Ended December 31,			
	2024		2023	
Net cash used in continuing operating activities	$	(59,307)	$	(51,579)
Net cash used in continuing investing activities		(1,448)		(54,492)
Net cash provided by (used in) continuing financing activities		(34,011)		26,329
Effect of exchange rates on cash, cash equivalents, and restricted cash		405		—
Net decrease in cash, cash equivalents, and restricted cash from continuing operations	$	(94,361)	$	(79,742)

Continuing Operating Activities

Net cash used in continuing operating activities was $59.3 million for the year ended December 31, 2024, an increase of $7.7 million from $51.6 million for the year ended December 31, 2023. The increase was primarily due to a $10.1 million unfavorable change in operating assets and liabilities, partially offset by a $2.4 million decrease in net loss from continuing operations excluding non-cash and reconciling items disclosed within our consolidated statement of cash flows. The $10.1 million of unfavorable changes in operating assets and liabilities was primarily driven by unfavorable changes in accounts receivable and accounts payable, partially offset by favorable changes in accrued media payments, other accrued liabilities, and other liabilities. The $2.4 million decrease in net loss excluding non-cash and reconciling items was primarily driven by lower operating expenses and favorable changes in non-cash and reconciling items including gain on debt extinguishment, amortization of debt issuance costs and debt discounts, and depreciation and amortization, partially offset by lower revenue and unfavorable changes in non-cash and reconciling items including stock-based compensation expense and change in fair value of earnout receivable.

Continuing Investing Activities

Net cash used in continuing investing activities was $1.4 million for the year ended December 31, 2024, a decrease of $53.1 million from $54.5 million for the year ended December 31, 2023. The decrease was primarily due to a $50.3 million decrease in acquisitions, net of cash acquired and a $4.1 million increase in proceeds from the sale of investments and subsidiaries, net of cash divested.

Continuing Financing Activities

Net cash used in continuing financing activities was $34.0 million for the year ended December 31, 2024, a decrease of $60.3 million as compared to net cash provided by continuing financing activities of $26.3 million for the year ended December 31, 2023. The decrease was primarily due to a $36.3 million repayment of senior secured term loan during the year ended December 41, 2024, a $77.5 million decrease in proceeds from issuance of senior secured term loan, partially offset by a $37.5 million favorable change in repurchase of convertible senior notes, a $7.8 million favorable change in payment of earnout, a $4.5 million increase in proceeds from issuance of common stock, and a $3.1 million favorable change in payment of debt issuance costs.

Contractual Obligations and Known Future Cash Requirements

As of December 31, 2024, our debt obligations are comprised of our Term Loan and our 1.75% convertible senior notes due in 2026 (the "Convertible Notes"). As of December 31, 2024, we have $41.2 million principal amount outstanding under our Term Loan that matures in December 2027 and $91.3 million aggregate principal amount outstanding of our Convertible Notes that mature in November 2026. On October 22, 2024, we repaid $30.5 million principal amount of our Term Loan.

As of December 31, 2024, we have no other present agreements or commitments with respect to any material acquisitions of businesses or technologies or any other material capital expenditures.

As of December 31, 2024, we have recorded $2.2 million of gross liability for uncertain tax positions, including interest and penalties. Based upon the information available and possible outcomes, we cannot reasonably estimate the amount and period in which the liability might be paid.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide the information required by Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Veritone, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Veritone, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated April 1, 2025 expressed an adverse opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has debt service obligations and has incurred historical negative cash flows and recurring losses. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Consolidated financial statements - Impact of Internal Control over Financial Reporting

During the year ended December 31, 2024, the Company reported material weaknesses related to the control environment, risk assessment, information technology general controls ("ITGC") control activities, and information and communication ("material weaknesses") elements of the Company's system of internal control over financial reporting. The prevention, detection, and correction of material misstatements of the consolidated financial statements, is dependent, in part, on management (i) designing and maintaining an effective control environment, including maintaining sufficient resources within the accounting and financial reporting department to review complex financial reporting transactions; and updating and distributing accounting policies and procedures across the organization (ii) designing and implementing effective information and communication process to identify and assess the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting and (iii) designing and implementing effective process-level control activities and information technology general controls related to financial reporting processes. We identified the impact on our audit of the material weaknesses as a critical audit matter.

The principal consideration for our determination that the impact on our audit of the material weaknesses is a critical audit matter is that especially challenging auditor judgment was required in designing audit procedures and evaluating audit evidence due to the ineffective system of internal control over financial reporting, which affects substantially all consolidated financial statement account balances and disclosures.

Our audit procedures related to the material weaknesses included the following, among others.

- We determined the nature and extent of audit procedures that are responsive to the identified material weaknesses and evaluated the evidence obtained from the procedures performed.

- We lowered the threshold used for investigating differences noted for recorded amounts.

- We selected larger sample sizes for tests of details.

- We substantively tested the accuracy and completeness of system-generated reports used in the audit and more extensively tested these reports.

- We increased the extent of supervision over the execution of audit procedures.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Phoenix, Arizona
April 1, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Veritone, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Veritone, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weaknesses described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

The Company did not maintain effective internal controls over financial reporting relating to the consolidation process and review of financial statements specifically pertaining to the Company's design of controls to determine proper accounting for certain foreign exchange transactions and translation between Veritone, Inc. and certain foreign subsidiaries.

The Company's information technology general controls ("ITGCs") in the areas of user access and change-management over certain information technology systems that support the Company's financial reporting processes were not effective. In addition, the Company's business process automated and manual controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

The Company did not maintain appropriately designed entity-level controls impacting the control environment or monitoring controls to prevent or detect material misstatements to the consolidated financial statements. Specifically, these deficiencies were attributed to (i) a lack of a sufficient number of qualified resources to perform control activities and (ii) insufficient risk assessment and monitoring activities as a result of untimely or ineffective identification of internal control risks to properly design, test, implement and assess effective internal controls over financial reporting.

The Company did not maintain effective internal controls over the information and communication process to identify and assess the source of and controls necessary to ensure the reliability of information used in financial reporting and for providing information required for effective activity level controls.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 1, 2025 which expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Phoenix, Arizona
April 1, 2025

VERITONE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share and share data)

	As of		
	December 31, 2024		December 31, 2023
ASSETS			
Cash and cash equivalents	$	16,911	$ 46,609
Accounts receivable, net		31,997	33,895
Prepaid expenses and other current assets		10,498	7,864
Current assets of discontinued operations		—	97,446
Total current assets		59,406	185,814
Property, equipment and improvements, net		10,052	8,079
Intangible assets, net		59,500	83,423
Goodwill		53,110	53,529
Restricted cash		407	867
Other assets		15,585	9,164
Non-current assets of discontinued operations		—	37,982
Total assets	$	198,060	$ 378,858
LIABILITIES AND STOCKHOLDERS' EQUITY			
Accounts payable	$	11,023	$ 16,620
Deferred revenue		12,056	12,813
Term Loan, current portion (Note 4)		7,750	5,813
Accrued purchase compensation, current		1,200	1,000
Accrued expenses and other accrued liabilities		28,928	28,730
Current liabilities of discontinued operations		—	126,893
Total current liabilities		60,957	191,869
Convertible Notes		90,135	89,572
Term Loan, non-current (Note 4)		21,316	45,012
Accrued purchase compensation, non-current		900	633
Other non-current liabilities		11,300	13,625
Total liabilities		184,608	340,711
Commitments and contingencies (Note 9)			
Stockholders' equity			
Common stock, par value $0.001 per share; 75,000,000 shares authorized; 40,217,628 and 37,186,348 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		41	38
Additional paid-in capital		480,477	468,015
Accumulated deficit		(467,280)	(429,896)
Accumulated other comprehensive income (loss)		214	(10)
Total stockholders' equity		13,452	38,147
Total liabilities and stockholders' equity	$	198,060	$ 378,858

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share and share data)

| | Year Ended December 31, | | | |
	2024		2023	
Revenue	$	92,637	$	99,986
Operating expenses:				
Cost of revenue (exclusive of depreciation and amortization shown separately below)		27,254		27,765
Sales and marketing		39,837		44,543
Research and development		26,817		40,591
General and administrative		58,425		61,465
Depreciation and amortization		28,510		25,192
Total operating expenses		180,843		199,556
Loss from operations		(88,206)		(99,570)
Gain on extinguishment of debt		—		30,023
Interest expense, net		(12,071)		(2,767)
Other income, net		84		3,278
Loss from continuing operations before provision for income taxes		(100,193)		(69,036)
Benefit from income taxes		(3,861)		(3,323)
Net loss from continuing operations		(96,332)		(65,713)
Net income from discontinued operations (inclusive of gain on sale of $66,553 for the year ended December 31, 2024)		58,948		7,088
Net loss	$	(37,384)	$	(58,625)
Earnings (Loss) per share:				
Basic and diluted loss per share from continuing operations	$	(2.53)	$	(1.78)
Basic and diluted earnings per share from discontinued operations	$	1.55	$	0.19
Basic and diluted loss per share	$	(0.98)	$	(1.59)
Weighted-average shares outstanding:				
Basic and diluted		38,034,546		36,909,919
Comprehensive loss:				
Net loss	$	(37,384)	$	(58,625)
Foreign currency translation gain, net of income taxes		224		66
Total comprehensive loss	$	(37,160)	$	(58,559)

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance as of December 31, 2022	36,321,222	36	451,162	(371,271)	(76)	79,851
Common stock issued under employee stock plans, net	953,306	2	1,062	—	—	1,064
Common stock withheld for employee taxes	(223,980)	—	(1,153)	—	—	(1,153)
Common stock issued as part of contingent consideration	135,800	—	756	—	—	756
Stock-based compensation	—	—	11,239	—	—	11,239
Warrants issued in connection with the 2023 Senior Secured Term Loan	—	—	4,949	—	—	4,949
Net loss	—	—	—	(58,625)	—	(58,625)
Other comprehensive gain	—	—	—	—	66	66
Balance as of December 31, 2023	37,186,348	$ 38	$ 468,015	$ (429,896)	$ (10)	$ 38,147
Common stock issued under employee stock plans	1,317,473	1	554	—	—	555
Common stock withheld for employee taxes and other	(292,094)	—	(1,093)	—	—	(1,093)
Common stock issued in connection with warrant exercises	298,110	—	—	—	—	—
Common stock issued in connection with ATM program, net of issuance costs	1,707,791	2	4,499	—	—	4,501
Stock-based compensation expense	—	—	8,502	—	—	8,502
Net loss	—	—	—	(37,384)	—	(37,384)
Other comprehensive gain	—	—	—	—	224	224
Balance as of December 31, 2024	40,217,628	$ 41	$ 480,477	$ (467,280)	$ 214	$ 13,452

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (37,384)	$ (58,625)
Less: net income from discontinued operations	58,948	7,088
Net loss from continuing operations	(96,332)	(65,713)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	28,510	25,192
Provision for credit losses	1,144	272
Change in fair value of contingent compensation	—	2,284
Stock-based compensation expense	7,705	10,297
Gain on sale of energy group	—	(2,572)
Change in fair value of earnout receivable	(1,357)	—
Change in deferred taxes	(4,892)	(4,984)
Amortization of debt issuance costs and debt discounts	4,206	1,082
Amortization of right-of-use assets	829	1,561
Gain on debt extinguishment	—	(30,023)
Changes in assets and liabilities:		
Accounts receivable	948	12,374
Prepaid expenses and other current assets	1,332	2,106
Other assets	180	(1,342)
Accounts payable	(5,461)	793
Deferred revenue	(757)	184
Other accrued liabilities	2,134	(1,415)
Other liabilities	2,504	(1,675)
Net cash used in operating activities – continuing operations	(59,307)	(51,579)
Net cash provided by (used in) operating activities – discontinued operations	34,584	(24,841)
Net cash used in operating activities	(24,723)	(76,420)
Cash flows from investing activities:		
Sale of GridBeyond	1,800	—
Sale of Veritone One, net of cash divested	2,850	—
Sale of energy group	—	504
Capital expenditures	(6,098)	(4,728)
Acquisitions, net of cash acquired	—	(50,268)
Net cash used in investing activities – continuing operations	(1,448)	(54,492)
Net cash used in investing activities – discontinued operations	(160)	(393)
Net cash used in investing activities	(1,608)	(54,885)
Cash flows from financing activities:		
Proceeds from issuance of common stock	4,501	—
Proceeds from issuance of Senior Secured Term Loan	—	77,500
Payment of debt issuance costs	—	(3,120)
Repurchase of convertible senior notes	—	(37,500)
Payment of contingent consideration	—	(7,772)
Taxes paid related to net share settlement of equity awards	(943)	(1,153)
Proceeds from issuances of stock under employee stock plans, net	555	1,064
Settlement of deferred consideration for acquisitions	(1,800)	(2,690)
Payment of term loan principal	(36,324)	—
Net cash provided by (used in) financing activities – continuing operations	(34,011)	26,329
Net cash provided by (used in) financing activities – discontinued operations	(3,051)	—
Net cash provided by (used in) financing activities	(37,062)	26,329
Effect of exchange rates on cash, cash equivalents, and restricted cash	405	—
Net decrease in cash, cash equivalents, and restricted cash	(62,988)	(104,976)
Cash, cash equivalents, and restricted cash, beginning of period	80,306	185,282
Cash, cash equivalents, and restricted cash, end of period	17,318	80,306

Less: Cash, cash equivalents, and restricted cash included in discontinued operations			—		32,830
Cash, cash equivalents, and restricted cash included in continuing operations	$		17,318	$	47,476
Supplemental Disclosure of Cash Flow Information					
Cash paid during the period for:					
Income taxes paid	$		563	$	2,648
Interest paid	$		11,366	$	2,630
Non-cash investing and financing activities:					
Warrants issued in connection with the 2023 Term Loan	$		-	$	4,949
Fair value of shares issued for acquisition of businesses and contingent consideration	$		-	$	756
Stock-based compensation capitalized for software development	$		375	$	413
Lease liabilities arising from right-of-use assets	$		-	$	1,436
Fair value of earnout receivable - sale of Veritone One	$		6,310	$	-
Fair value of indemnification receivable - sale of Veritone One	$		5,150	$	-

The accompanying notes are an integral part of these consolidated financial statements.

VERITONE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data and percentages)

NOTE 1. DESCRIPTION OF BUSINESS

Veritone, Inc., a Delaware corporation ("Veritone," and together with its subsidiaries, collectively, the "Company"), is a provider of artificial intelligence ("AI") computing solutions. The Company's proprietary AI operating system, aiWARE^{TM}, uses machine learning algorithms, or AI models, together with a suite of powerful applications, to reveal valuable insights from vast amounts of structured and unstructured data. The aiWARE platform offers capabilities that mimic human cognitive functions such as perception, prediction and problem solving, enabling users to quickly, efficiently and cost effectively transform unstructured data into structured data, and analyze and optimize data to drive business processes and insights. aiWARE is based on an open architecture that enables new AI models, applications and workflows to be added quickly and efficiently, resulting in a scalable and evolving solution that can be leveraged by organizations across a broad range of business sectors, serving commercial enterprises as well as public sector industries.

The Company offers Software Products & Services to Commercial Enterprise and Public Sector customers using the Company's aiWARE platform and Veritone Hire solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions.

The Company also offers Managed Services, which include cloud-native digital content management solutions and content licensing services and representation services, through amongst other things, its VeriAds Network, which is comprised of programs that enable broadcasters, podcasters and social media influencers to generate incremental revenue. These offerings leverage the Company's aiWARE technologies, providing customers with unique capabilities to enrich and drive expanded revenue opportunities from their content.

Through October 17, 2024 (the "Divestiture Closing Date"), the Company operated a full-service advertising agency to provide differentiated Managed Services to its customers. On October 17, 2024, the Company entered into an Equity Purchase Agreement (the "Purchase Agreement"), by and among the Company, Veritone One, LLC, a wholly-owned subsidiary of the Company ("Veritone One"), and Oxford Buyer, LLC ("Purchaser"), an affiliate of Insignia Capital Group L.P., pursuant to which, among other things, Purchaser acquired from the Company all of the issued and outstanding equity of Veritone One (such transaction, the "Divestiture"). Veritone One's services included media planning and strategy, advertisement buying and placement, campaign messaging, clearance verification and attribution, and custom analytics, specializing in host-endorsed and influencer advertising across primarily radio, podcasting, streaming audio, social media and other digital media channels. The Company determined that the Divestiture represents a strategic shift that will have a material effect on the Company's operations and financial results. Therefore, the historical financial results of Veritone One are reflected in these consolidated financial statements as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. Refer to Note 3 on *Discontinued Operations, Business Combinations and Divestiture* for further details.

On June 13, 2023, the Company acquired Broadbean (as defined in Note 3), a global leader of talent acquisition software-as-a-service technology. For further details on this acquisition, refer to Note 3.

NOTE 2. PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission (the "SEC"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Liquidity, Capital Resources and Going Concern

These consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern over the next twelve months through April 2026. Based on the Company's liquidity position at December 31, 2024 after giving effect to the Company's January 2025 registered direct offering, which raised gross proceeds of $20,300 before deducting offering expenses, and other events occurring subsequent to December 31, 2024, and the Company's current forecast of operating results and cash flows, absent any other action, management determined that there is

substantial doubt about the Company's ability to continue as a going concern over the twelve months following the filing of this Annual Report on Form 10-K, principally driven by the Company's current debt service obligations, historical negative cash flows and recurring losses. As a result, the Company will require additional liquidity to continue its operations over the next twelve months.

In the near term, and to meet its obligations as they come due, the Company is evaluating additional strategies to obtain funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, debt and/or further restructuring of operations to grow revenues and decrease operating expenses, which include capturing past cost reductions and potential future cost synergies from the Company's past acquisitions.

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business, including having sufficient liquidity in the future to meet, among other things, its covenants under the Credit Agreement (as defined in Note 4). The Company may not be able to access additional equity under acceptable terms, and may not be successful in future operational restructurings, earning any of its deferred purchase consideration, meeting its minimum liquidity threshold under its Credit Agreement or growing its revenue base, and its ability to execute on its operating plans may be materially adversely impacted. If the Company becomes unable to continue as a going concern, it may have to dispose of other or additional assets and might realize significantly less value than the values at which they are carried on its consolidated financial statements. These actions may cause the Company's stockholders to lose all or part of their investment in the Company's common stock. The consolidated financial statements do not include any adjustments that might result from the Company being unable to continue as a going concern. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of its assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Use of Accounting Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the accompanying consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The principal estimates relate to the accounting recognition and presentation of revenue, allowance for credit losses, purchase accounting, impairment of long-lived assets, the valuation of contingent consideration, including future escrow and earnout consideration on the divestiture of Veritone One, the valuation of senior secured debt, the valuation of non-cash consideration received in barter transactions and evaluation of realizability, the valuation of stock awards and stock warrants and income taxes, where applicable.

There has been uncertainty and disruption in the global economy and financial markets due to a number of factors, including the wars in Ukraine and Israel, the global inflationary environment and rising interest rates. The war in Israel has also adversely impacted the Company's business operations because the Company has an office and personnel based in Herzliya, Israel. The Company is not aware of any specific event or circumstance that would require an update to its estimates or assumptions or a revision of the carrying value of its assets or liabilities as of the date of filing of this Annual Report on Form 10-K.

These estimates and assumptions may change as new events occur and additional information is obtained. As a result, actual results could differ materially from these estimates and assumptions.

Reclassifications

Certain reclassifications were made to the prior period consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows to conform to the current period presentation.

Business Combinations

The results of a business acquired in a business combination are included in the Company's consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values as of the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed may require management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of amounts due from the Company's clients and customers under normal trade terms. Past due is generally considered greater than 90 days outstanding, but this can vary depending on common business practices for certain products and customers.

The Company maintains an allowance for expected credit losses to record accounts receivable at their net realizable value. Inherent in the assessment of the allowance for credit losses are certain judgments and estimates relating to, among other things, the Company's customers' access to capital, customers' willingness and ability to pay, general economic conditions and the ongoing relationship with customers. The Company calculates the expected credit losses on a pool basis for those receivables that have similar risk characteristics aligned with the types of accounts receivable listed in the accounts receivable table above. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues. The allowance for expected credit losses is determined by analyzing the Company's historical write-offs and the current aging of receivables. Adjustments to the allowance may be required in future periods depending on how issues considered such as the financial condition of customers and the general economic climate may change or if the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments. The Company has not historically had material write-offs due to uncollectible accounts receivable.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

- Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company classifies its cash equivalents within Level 1 of the fair value hierarchy on the basis of valuations based on quoted prices for the specific securities in an active market.

The Company's stock warrants are categorized as Level 3 within the fair value hierarchy. Stock warrants are recorded within equity in the Company's consolidated balance sheets as of December 31, 2024 and 2023. The warrants have been recorded at their fair values using a probability weighted expected return model or Black-Scholes-Merton option pricing model. These models incorporate contractual terms and assumptions regarding expected term, risk-free rates and volatility. The value of the Company's stock warrants would increase if a higher risk-free interest rate was used and would decrease if a lower risk-free interest rate was used. Similarly, a higher volatility assumption would increase the value of the stock warrants, and a lower volatility assumption would decrease the value of the stock warrants. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

The Company's contingent compensation is categorized as Level 1 within the fair value hierarchy. Contingent compensation is recorded within accrued purchase compensation, current and contingent compensation, non-current in the Company's consolidated balance sheets as of December 31, 2024 and 2023.

The Company's strategic minority investments are categorized as Level 3 within the fair value hierarchy. These investments are recorded at cost within other assets in the Company's consolidated balance sheets as of December 31, 2024 and 2023. The Company will monitor these investments to determine whether an other-than-temporary decline in value indicates that impairment charges may be required. The Company will also re-measure its investments if there is an observable transaction in a similar class of security to our investments.

The Company made an accounting policy election to record the earnout receivable related to the Veritone One divestiture at fair value at inception, and it is categorized as Level 3.within the fair value hierarchy. The earnout receivable is recorded within other assets in the Company's consolidated balance sheets as of December 31, 2024. The earnout receivable for the Veritone One divestiture has been recorded at its fair value using a Monte Carlo simulation pricing model due to the variability of estimating future revenues associated with the Company's earnout. These models incorporate contractual terms and assumptions regarding financial forecasts for Veritone One, discount rates, and volatility of forecasted revenue. The value of the Veritone One earnout receivable would decrease if a lower discount rate was used and would increase if a higher discount rate was used. Similarly, a higher revenue volatility assumption would increase the value of the Veritone One earnout receivable, and a lower revenue volatility assumption would decrease the value of the Veritone One earnout receivable. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

The Company's other financial instruments consist primarily of cash, accounts receivable and accounts payable. The Company has determined that the carrying values of these financial instruments approximate fair value for the periods presented due to their short-term nature and the relatively stable current interest rate environment.

Restricted Cash

Restricted cash consists primarily of collateral required as security for the Company's corporate credit cards.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life of the related assets are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives (or lease term, if shorter) of the related assets. At the time of retirement or disposition of these assets, the cost and accumulated depreciation or amortization are removed from the accounts and any related gains or losses are recorded in the Company's statements of operations and comprehensive loss.

The Company capitalizes qualifying proprietary software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and placed in service for its intended use. Capitalization ceases when the software is substantially complete and ready for its intended use including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred. The Company capitalizes certain costs related to specific upgrades and enhancements when it is probable that expenditures will result in additional functionality of the software.

The useful lives of property, equipment and improvements are as follows:

- Property and equipment (includes capitalized internal use software development costs) — 3 years
- Leasehold improvements — 5 years or the remaining lease term, whichever is shorter

The Company assesses the recoverability of property, equipment and improvements whenever events or changes in circumstances indicate that their carrying value may not be recoverable. No property, equipment and improvements were impaired in the periods presented.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method. Intangible assets include acquired developed technology, licensed technology, customer relationships, noncompete covenants, and trademarks and tradenames. Intangible assets are amortized on a straight-line basis over the applicable amortization period as set forth below.

The amortization periods for intangible assets are as follows:

- Developed technology — 3 to 5 years
- Customer relationships — 5 to 7 years
- Noncompete agreements — 3 to 4 years

- Trademarks and trade names — 2 to 10 years

- Licensed technology — shorter of the term of the agreement, or the estimated useful life — 3 to 5 years

Intangible asset amortization expense is recorded in depreciation and amortization on the consolidated statements of operations and comprehensive loss.

Impairment of Goodwill and Long-Lived Assets

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. The Company's annual impairment test is performed as of May 31 each year. In assessing goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that the fair value of a reporting unit is less than its carrying amount. The Company's qualitative assessment of the recoverability of goodwill considers various macro-economic, industry-specific and company-specific factors. These factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of the Company's financial performance; or (iv) a sustained decrease in the Company's market capitalization below its net book value. If, after assessing the totality of events or circumstances, the Company determines it is unlikely that the fair value of such reporting unit is less than its carrying amount, then a quantitative analysis is unnecessary. However, if the Company concludes otherwise, or if it elects to bypass the qualitative analysis, then it is required to perform a quantitative analysis that compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, a goodwill impairment loss is recognized for the lesser of: (a) the amount that the carrying amount of a reporting unit exceeds its fair value; or (b) the amount of the goodwill allocated to that reporting unit.

The Company reviews long-lived assets to be held and used, other than goodwill, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared with the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment charge would be recorded to write down the asset to its estimated fair value.

During the year ended December 31, 2024, we experienced several adverse financial trends and the divestiture of our media advertising division. As a result, we determined that indicators of impairment were present and performed quantitative goodwill impairment assessments as of June 30, 2024, September 30, 2024, and December 31, 2024.

For the June 30, 2024 impairment analysis, we used the enterprise approach, which estimates fair value based on the overall value of the business, including debt. For the September 30, 2024 and December 31, 2024 impairment analyses, we used the market approach, which estimates fair value based on our market capitalization and an estimate of a reasonable range of values for a control premium.

We determined that goodwill was not impaired, as the estimated fair value of our reporting units exceeded their carrying values. Additionally, as of June 30, September 30, and December 31, 2024, we performed a quantitative analysis of the recoverability of each of our asset groups. The result of the analyses was that the assets were not impaired, as the expected cash flows exceeded the carrying value for each asset group.

As of December 31, 2024 and 2023, goodwill allocated to continuing operations was $53,110 and $53,529, respectively, while goodwill allocated to discontinued operations was $26,718 as of December 31, 2023.

No impairment of goodwill or long-lived assets was recorded for the years ended December 31, 2024 and 2023.

Revenue Recognition

The Company recognizes revenue under its contracts with customers in accordance with ASU 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). The Company derives its revenues primarily from two sources: (1) Software Products & Services consists of revenues generated from Commercial Enterprise and Public Sector customers using our aiWARE platform and hiring solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions, and (2) Managed Services, which are principally composed of content licensing revenues made up primarily of fees from customers for licenses to third-party content owners' digital assets, representation fees and to a lesser extent, advertising revenues.

The Company recognizes revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step process to determine revenue recognition, as follows:

- Identifies the contract(s) with a customer;

- Identifies the performance obligations in the contract;

- Determines the transaction price;

- Allocates the transaction price to the performance obligations in the contract; and

- Recognizes revenue when (or as) performance obligations are satisfied.

The Company enters into contracts with customers that may include promises to transfer multiple services. The Company evaluates these services to determine whether they represent distinct, separately identifiable performance obligations that should be accounted for separately or as a single performance obligation. For contracts containing multiple performance obligations, to meet the allocation objective of Topic 606, the Company allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell a promised service separately to a customer. For certain arrangements, the determinations regarding whether a contract contains multiple performance obligations and, if so, the SSP of each performance obligation, may require judgment by management.

Software Products & Services Revenues

aiWARE Revenues

The Company has agreements with its customers under which it provides customers with access to and use of the Company's aiWARE and digital content management platforms. Under most agreements, the Company provides access to the platform, specified applications and associated data ingestion, hosting and/or processing services, and standard user support. Fees for these services typically take the form of a fixed monthly subscription fee, with certain contracts specifying usage-based fees for data processing services in excess of the data processing services included as part of such subscription services. Fees for excess usage-based data processing services are accounted for as variable consideration. In certain cases, the fixed monthly subscription fee may adjust during each monthly period of the contract based on changes in the monthly volume of services, at the rates established in the contract. These contracts typically have terms ranging from one to three years, with renewal options, and do not contain refund-type provisions. All significant services provided as part of these subscription arrangements are highly interdependent and constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term (collectively, the "subscription services"). The fixed subscription fees are recognized as revenue over the contract term using the output method of passage of time, as this best depicts the pattern of control transfer. If a portion of the term of a contract is cancellable, the Company determines the transaction price for, and recognizes revenue ratably over, the non-cancellable portion of the term of the contract. The Company receives fees from advertisers or resellers as consideration for combined software and services performed by the Company. The amount expected to be received from the advertiser or through the reseller represents the Company's fees which are recognized when the Company's services are transferred to the customer. The Company concluded that it is the principal in delivering these products to customers and as a result reports revenue on a gross basis. In certain SaaS arrangements with broadcasters, the fees for subscription services are paid by broadcasters with advertising inventory that is provided to and monetized by the Company. The Company recognizes revenue for these arrangements based on the estimated fair value of the advertising inventory.

The Company also makes data processing, storage and transfer services available to customers through its aiWARE and digital content management platforms under usage-based arrangements with no minimum fees, either separately or in addition to subscription services as described above. Fees are charged for actual usage of such services at the rates specified in the contract for each particular service. Each of these distinct services represents an individual performance obligation. When sold in connection with subscription services, the Company considers the allocation guidance of Topic 606.

Variable consideration for usage-based data processing, storage, Veritone Data Refinery ("VDR") and transfer related services is recognized in the month in which it is earned, as the payment terms relate to a specific outcome (amount of data or content processed, stored or transferred) of delivering the distinct time or content increment (the month) of services, and represents the fees to which the Company expects to be entitled for providing the services, and allocating the variable fees in this way is consistent with the allocation objective of Topic 606.

The Company also enters into software license agreements with customers under which the Company provides software representing an on-premises deployment of its aiWARE platform or components thereof. Under these license agreements, the customer is responsible for the installation and configuration of the software in the customer-controlled environment. The Company recognizes the license fees as revenue under these agreements at the time that the software is made available by the Company for download by the customer. In certain instances, the Company will provide software under such arrangements as a barter transaction in exchange for services or other assets in the ordinary course of business.

The transaction price for these contracts is measured at the estimated fair value of the non-cash consideration received unless this is not reasonably estimable, in which case the consideration is measured based on the standalone selling price of the software promised to the customer. Revenue is recognized on barter transactions when the software is made available by the Company for download by the customer. Barter revenues are included on the Company's consolidated statements of operations and comprehensive loss within Revenue.

The Company typically invoices its aiWARE SaaS customers for subscription services monthly, for on-premises software at the time the software is made available for download by the customer, for VDR at the time the content is accepted and for professional services either monthly or in accordance with an agreed upon invoicing schedule. Invoices are typically due and payable within 30 days following the date of invoice. Amounts that have been invoiced are recorded in revenue or in deferred revenue, depending on whether transfer of control to customers of the promised services has occurred.

Veritone Hire Solutions Revenues

Revenue is generated through various types of talent acquisition software solutions that principally consist of subscription-based talent acquisition products, subscription revenue for recruitment software-as-a-service ("SaaS") solutions and access to the Company's online talent networks, programmatic talent acquisition products, and other recruitment services. We previously referred to these solutions as "hiring solutions" and now refer to these solutions and services as "Veritone Hire." Subscription contracts do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts.

Subscription Fee Revenue

Subscription fee revenue from SaaS applications and access to the Company's online talent networks are generally recognized ratably over the contractual term of the arrangement beginning on the date that service is made available to the customer.

Revenue for Broadbean is generated through various types of talent acquisition software solutions that principally consist of subscription-based talent acquisition products, subscription revenue for recruitment SaaS solutions and access to the Broadbean's online talent networks, transactional talent acquisition products, and other recruitment services. Subscription contracts do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. Subscription fee revenue from SaaS applications and access to Broadbean's online talent networks, which makes up the majority of Broadbean's revenues, are generally recognized ratably over the contractual term of the arrangement beginning on the date that service is made available to the customer. Broadbean does not offer financing alternatives to customers and there are no rights of return, warranties, or other variable consideration in contracts with customers. Payment terms are generally net 30 days. In most cases, Broadbean acts as a principal with respect to the goods and services it sells providing for gross revenue.

Media Revenue

Media buy is a service offered by Broadbean to purchase media for job postings, job advertising space, etc. from various third-party jobsites (e.g., LinkedIn) on behalf of customers. Broadbean then uses the media that has been purchased for the customers job listings and advertisements. In accordance with Accounting Standard Codification ("ASC") 606, the Company records customer billed amounts into revenue and, in the same revenue account, recognizes the cost associated with these transactions. Revenues and costs are recorded in the same period which results in the Company effectively recognizing net revenue.

Broadbean reports revenue net of sales and other taxes collected from customers to be remitted to government authorities.

Implementation and Customization Revenue

Broadbean implementation and customization revenue include, amongst other items, account setup, customization of job boards that customer uses, training, additional languages, testing, user acceptance testing, project management, and customized reports.

The criteria for implementation and customization revenue to be considered as separate performance obligations requires them to be distinct in the context of the contract and not integral to the customer receiving value from the product (ASC 606-10-25-19). The determination was made that since a customer can use the product without additional integration or personalized setup services, they are distinct. Performance obligations are typically fulfilled within one month of signing, and the Company recognizes these revenues at the point in time the performance obligation is satisfied.

Contracts With Multiple Performance Obligations

For contracts with customers that contain multiple performance obligations, the individual performance obligations are accounted for separately when they are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis. The Company determines the stand-alone selling prices based on their overall pricing objectives, taking into consideration market conditions and entity-specific factors, including the size of arrangements, length of term, customer demographics, and the types of users within arrangements.

Programmatic Hiring Solutions

The Company generates revenue primarily from platform services where it provides its customers access to intelligent hiring services, including ad placements on job boards. Revenue is derived from AI-enabled services, which uses software and algorithms to match buyers and sellers of digital job advertising in a technology-driven marketplace. The Company provides the use of its hiring solutions to clients to execute digital hiring campaigns at scale, which are typically ordered through monthly purchasing commitments. The Company charges customers a fee based on various performance indicators as outlined in our customer contracts including job advertisements placed, potential job applicants or other outputs of services placed through its platform, which is accounted for as variable consideration. All services provided as part of these arrangements are highly interdependent and constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term. Revenue is recognized over time using the input method of cost incurred as platform services are provided during each campaign as this best depicts the transfer of control. The Company determined that it is not a principal in the purchase and sale of job placements in its arrangements, and as a result, reports its revenue on a net basis for solution fees charged to clients. Costs to source applicants are recorded monthly over the period the services are delivered as an offset to revenue.

Managed Services Revenues

Influencer Representation

The Company earns commissions on its clients' successful engagements. As part of the client representation business, the Company represents, supports and advocates for its clients in the sourcing, negotiating, and execution of income generating engagements. The Company's clients consist primarily of influencers in the social media market. In addition, the Company earns revenue through live event campaigns and content creation services, where an event sponsor will engage the Company to promote their respective brand through influencers and social media around a live event such as a popular concert or music festival.

The Company's promise, as well as its performance obligation, under the Company's representation arrangements is to achieve a successful engagement for its clients, which is fulfilled when its clients perform in accordance with the terms of their respective engagements. Accordingly, the Company recognizes commission revenue when a client achieves a successful engagement, as this is when a client also obtains control of the representation service. The Company will recognize live event campaign and content creation revenue when its performance obligations are complete, which include completion of the underlying live event campaign, and campaign delivery and acceptance by the campaign sponsor.

The Company's clients may receive a fixed fee for their services or receive a combination of a fixed fee and the potential to earn variable consideration. Such variable consideration is generally based on performance of social media posts or direct marketing campaigns promoted in the posts. Commission revenue from variable consideration is recognized using the most likely amount method. The Company is determined to be an agent with respect to the representation services, and therefore revenues will be recognized net of the amounts paid to the influencer.

Advertising Revenues

For certain advertising products, we provide advertisers with the opportunity to reach unique ad units and markets. Leveraging our aiWARE platform to programmatically manage clearance, verification and analysis of advertising performance, we create marketable advertising products through the curation of our broadcaster and influencer networks. We receive fees from advertisers or resellers as consideration for combined software and services performed by us. The amount expected to be received from the advertiser or through the reseller represents our fees which are recognized when our services are transferred to the customer. The Company concluded that it is the principal in delivering these products to customers and as a result reports revenue on a gross basis.

Licensing Revenues

The Company has agreements with third-party owners of digital assets pursuant to which the Company licenses those assets to customers and remits royalties to the content owners. In licensing such third-party digital assets, the Company hosts public and private content libraries on the Company's platform to enable customers to view and search for digital assets to be licensed, establishes and negotiates with customers the scope and term of, and the prices for, licenses to those digital assets, and makes the licensed digital assets available to the end-customers. The Company is considered the principal under most agreements that have this range of services due to obtaining control prior to transfer of the assets, and the Company records the revenue from the customer gross of royalties due to the content owner. In limited cases, the Company does not obtain control prior to transfer of the assets, and accordingly, the Company records revenues net of royalties due to the content owner.

The Company licenses digital assets under (i) individual license agreements, pursuant to which the customer licenses a particular digital asset (or set of digital assets) for a specified license fee, and (ii) bulk license agreements, pursuant to which the customer pays a fixed fee to have access to view and search third-party owners' content and to license a specified number of minutes of that content in each year over the term of the contracts, which typically range from one to three years, with certain contracts specifying usage-based license fees for additional digital assets that may be licensed by the customer. Additionally, the Company provides additional services as rights and clearances, and footage assurance to obtain the necessary permissions for a property or talent likeness to be used in advertising.

Under individual license agreements, the Company has a single performance obligation, which is to make the licensed digital assets available to the customer, generally by download. The Company recognizes the license fees charged for the digital assets as revenue when the licensed digital assets are made available to the customer.

Under bulk license agreements, the Company's obligations include hosting the content libraries for access and searching by the customer, updating the libraries with new content provided by the content owner, and making assets selected by the customer available for download, throughout the term of the contract. All of these services are highly interdependent and constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term. The predominant item in the single performance obligation is a license providing a right to access the content and/or content library throughout the license period. For these arrangements, the Company recognizes the total fixed fees under the contract as revenue ratably over the term of the contract as the performance obligation is satisfied, as this best depicts the pattern of control transfer. If the customer selects digital assets in excess of the amount included in the fixed fees under the contract, the Company constrains the variable consideration until the usage occurs and recognizes such usage-based license fees as the digital assets are made available to the customer, consistent with the usage-based royalty accounting of Topic 606.

Under rights and clearances services, the Company has a single performance obligation, which is to perform a series of interrelated promises to obtain the rights and clearance for the customer to use the likeness of a specified talent or specific intellectual property of a specific company.The Company recognizes rights and clearance revenue at the point in time the content is delivered to the customer.

Gross Versus Net Revenue Recognition

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. To the extent the Company acts as the principal, revenue is reported on a gross basis, net of any sales tax from customers, when applicable. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service prior to transfer to the customer. The Company has determined that it acts as the principal in providing all of its services with the exception of certain content licensing services, representation services, and programmatic advertising services, where the Company recognizes its fees on a net basis.

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of the transaction prices under the Company's contracts allocated to the Company's remaining performance obligations was $27,723, approximately 64% of which the Company expects to recognize as revenue over the next twelve months, and the remainder thereafter to be recognized primarily over the next 4 years. This aggregate amount excludes amounts allocated to remaining performance obligations under contracts that have an original duration of one year or less and variable consideration that is allocated to remaining performance obligations. Excluded based on this policy are balances related to Veritone Hire solutions representing gross purchase orders to be satisfied in less than one year. Revenues will be recognized net of costs to fulfill these orders.

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue related to the Company's Software Products & Services consists primarily of fees charged by vendors for cloud infrastructure, computing and storage services and cognitive processing services related to the operation of the Company's platforms. The Company's arrangements with cloud infrastructure providers typically require fees that are based on computing time, data storage and transfer volumes, and reserved computing capacity. The Company also pays fees to third-party providers of AI models, which are generally based upon the hours of media processed through their models.

Cost of revenue related to the Company's Managed Services include royalties paid to content owners on revenue generated from the Company's licensing of their content, and fees charged by vendors that provide products and services in support of the Company's live event services, content creation services, and obtaining of talent and property clearances.

Stock-Based Compensation

Stock-based compensation expense is estimated at the grant date based on the fair value of the award.

The fair values of restricted stock and restricted stock unit awards granted by the Company are based on the closing market price of the Company's common stock on the date of grant.

The Company estimates the fair values of stock options having time-based vesting conditions, as well as purchase rights under the Company's Employee Stock Purchase Plan ("ESPP"), using the Black-Scholes-Merton option pricing model. The Company's performance-based stock options vest if a specified target price for the Company's common stock is achieved. The Company estimates the fair values of performance-based stock options utilizing a Monte Carlo simulation model, to estimate the date that the specified stock price targets will be achieved (the attainment date), and the Black-Scholes-Merton option pricing model. A fair value is determined for each tranche of such performance-based stock options that is tied to a particular stock price target.

Determining the appropriate fair values of stock options and ESPP purchase rights at the grant date requires significant judgment, including estimating the volatility of the Company's common stock, the expected term of awards, and the derived service periods for each tranche of performance stock options. In determining fair values, the Company estimated volatility based on the historical volatility of its own common stock.

The expected term for stock options other than performance-based stock options represents the period of time that stock options are expected to be outstanding and is determined using the simplified method. Under the simplified method, the expected term is calculated as the midpoint between the weighted average vesting date and the contractual term of the options. The expected term for performance-based stock options considers the remaining term of the option after the attainment date and the ratio of the stock price at the attainment date to the option exercise price.

The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term of the award.

The assumptions used in the Company's Black-Scholes-Merton option-pricing and Monte Carlo simulation models represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The fair value of stock-based awards (other than performance-based stock options) is amortized using the straight-line attribution method over the requisite service period of the award, which is generally the vesting period. For performance-based stock options, expense is recognized over a graded-vesting attribution basis over the period from the grant date to the estimated attainment date, which is the derived service period of each tranche of the award.

In recording stock-based compensation expense, the Company accounts for actual forfeitures as they occur and does not estimate forfeitures.

If performance options are modified, the fair values and the new derived service periods of the modified awards as of the date of modification and the fair values of the original awards immediately before the modification are determined. The amount of incremental compensation expense resulting from the modification of each award is equal to the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The incremental compensation expense is recognized over the new derived service period of the modified award.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are primarily included in sales and marketing expenses in the Company's consolidated statements of operations and comprehensive loss. Advertising and marketing costs include personnel-related costs for sales and marketing resources, online and print advertising, public relations, tradeshows, and sponsorships. For the years ended December 31, 2024 and 2023, the Company recorded expense of $3,789 and $5,296, respectively, for advertising and marketing costs.

Research and Development Costs and Software Development Costs

Research and development costs are expensed as incurred. Computer software development costs and website development costs are expensed as incurred, except for internal use software that qualify for capitalization as described below.

The costs of internal use software that is developed to meet the Company's needs and will not be marketed externally are subject to capitalization under ASC 350-40. The Company expenses costs incurred in the preliminary project and post-implementation stages of software development and capitalizes costs incurred in the application development stage and costs associated with significant enhancements to existing internal use software applications. These capitalized costs are included in property, equipment and improvements, net on the consolidated balance sheets and are amortized using the straight-line method over an estimated useful life of three years commencing when the software project is ready for its intended use. The Company capitalized $6,765 of software development costs in 2024 and $6,239 of software development costs in 2023.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are established for temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The Company assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, if recovery is not more likely than not, the Company establishes a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain a benefit from the reversal of temporary differences and from net operating losses.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine whether the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. If the first test is met, then the second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign Currency

The functional currency of the Company's foreign subsidiary in Israel is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company's foreign subsidiaries are remeasured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recognized in other income (expense), net within the consolidated statements of operations. The functional currency of the Company's remaining international subsidiaries is the local currency of the country in which they operate. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each reporting period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized as a cumulative translation adjustment and included in accumulated other comprehensive income (loss).

Comprehensive Loss

Comprehensive loss consists of net loss and other gains and losses affecting equity that are excluded from net loss. These consist of foreign currency translation adjustments.

Segment Information

The Company operates as one reportable segment. The Company reports segment information based on the internal reporting used by the chief operating decision maker ("CODM") for making decisions and assessing performance as the source of the Company's reportable segment. The Company's CODM is its Chief Executive Officer. The CODM assesses performance and decides how to allocate resources using consolidated net loss as reported within the Company's consolidated statements of operations. The CODM also uses loss from operations to assess the performance of the segment to allocate resources, including but not limited to, employees, property, financial and capital, primarily the annual budget and periodic forecasting process. The CODM considers variances to budget or forecast on a monthly, quarterly and annual basis in making these decisions about allocating capital and personnel to the segment. The Company, through its single reportable segment, is managed on a consolidated basis.

Significant segment expenses, which represent the difference between revenue and loss from continuing operations before provision for income taxes, consist of the following:

| | Year Ended December 31, | |
	2024	2023
Revenue	$ 92,637	$ 99,986
Less:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	27,254	27,765
Personnel costs	76,567	85,800
Consultants	5,064	6,147
Marketing	3,789	5,359
Accounting fees	4,205	7,513
Legal fees	2,506	3,647
Outside services	1,834	3,283
Software expenses	7,975	8,731
Stock-based compensation expense	7,705	10,297
Depreciation and amortization	28,510	25,192
Severance	2,888	2,487
Other segment items	12,546	13,335
Loss from operations	(88,206)	(99,570)
Gain on extinguishment of debt	-	30,023
Interest expense, net	(12,071)	(2,767)
Other income, net	84	3,278
Income tax benefit	3,861	3,323
Net income from discontinued operations	58,948	7,088
Net loss	$ (37,384)	$ (58,625)

Other segment items include occupancy, insurance, and other costs.

Significant Customers

No customer accounted for 10% or more of the Company's revenue for the year ended December 31, 2024. One individual customer accounted for 10% or more of the Company's revenue for the year ended December 31, 2023. No individual customer accounted for 10% or more of the Company's accounts receivable as of December 31, 2024 and 2023.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with what management believes are quality financial institutions in the United States and management reviews its capital investment policies on an annual basis. At times, the value of the United States deposits exceeds federally insured limits. The Company has not experienced any losses in such accounts.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves financial reporting by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included with each reported measure of significant profit or loss on an annual and interim basis. This ASU also requires that a public entity disclose the title and position of the CODM and an explanation of how the

CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. The amendments do not change how reportable segments are determined. We adopted ASU No. 2023-07 during the year ended December 31, 2024.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which requires entities to provide additional information in the rate reconciliation and additional disaggregated disclosures about income taxes paid. This guidance requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. The Company plans to adopt ASU 2023-09 on January 1, 2025. The adoption of this guidance will not have a material effect on the Company's financial position or results of operations.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires disclosure, in the notes to financial statements, of specific information about certain costs and expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption allowed. The Company is evaluating the adoption impact of this ASU on the Company's consolidated financial statements and related disclosures.

In October 2023, FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." The ASU amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532, "Disclosure Update and Simplification" that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is evaluating the effect that ASU 2023-06 will have on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, "Codification Improvements—Amendments to Remove References to the Concepts Statements." The ASU contains amendments to the *FASB Accounting Standards Codification* that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Concept Statements to provide guidance in certain topical areas. The amendment in this ASU should be applied using one of the following transition methods: (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments; or (2) retrospectively to the beginning of the earliest comparative period presented in which the amendments were first applied. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early application of the amendment is permitted for any fiscal year or interim period for which financial statements have not yet been issued, or made available for issuance. If an entity adopts the amendment in an interim period, it must adopt the amendment as of the beginning of the fiscal year that includes that interim period. The Company is evaluating the effect that ASU 2024-02 will have on its consolidated financial statements and related disclosures.

Discontinued Operations

During the third quarter of 2024, the Company determined that Veritone One met the criteria to be classified as held for sale and discontinued operations. As a result, the historical financial results of Veritone One are reflected in these consolidated financial statements as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. In addition to the financial results of Veritone One, the Company also included in discontinued operations (i) direct deal costs and (ii) allocated interest expense, including prepayment premium and acceleration of amortization of debt discount and issuance cost as a result of the sale of Veritone One. Refer to Note 3 for further details.

NOTE 3. DISCONTINUED OPERATIONS, BUSINESS COMBINATIONS AND DIVESTITURE

Discontinued Operations and the Divestiture of Veritone One

On the Divestiture Closing Date, the Company completed the sale of its wholly-owned subsidiary, Veritone One, LLC (formerly Veritone One, Inc., referred herein collectively as "Veritone One"), to Oxford Buyer, LLC ("Purchaser"), an affiliate of Insignia Capital Group L.P., pursuant to an Equity Purchase Agreement, by and among the Company, Veritone One and the Purchaser (the "Purchase Agreement"). Veritone One operated the Company's full-service advertising agency business and its disposal represents a strategic shift that will have a major impact on the Company's operations and financial results, as it enables the Company to focus on its core software and applications and reduce its dependency on advertising related services. As a result, Veritone One met both the held for sale and discontinued operations presentation criteria and comprised operations and cash flows that could be distinguished, operationally and for financial reporting purposes, from the rest of the Company. Since the Company operates as one reporting unit, the Company allocated goodwill to discontinued operations on a relative fair value basis in comparison to the value of the overall company (see Note 7).

In connection with the Divestiture, the Company and the Purchaser entered into a transition services agreement. The transition services agreement outlines the information technology, people, and facility support the Company expects to provide to the Purchaser for a period of six months after the Divestiture Closing Date with options to be extended. The total service fee amount for each service will not exceed the actual costs to provide such service.

Veritone One's results of operations for the period of January 1, 2024 through October 17, 2024, and for the year ended December 31, 2023 and its balances as of December 31, 2023, are disclosed as discontinued operations and excluded from continuing operations within the Company's consolidated financial statements.

The carrying amounts of the major classes of assets and liabilities of the Company's discontinued operations as of December 31, 2023 were as follows:

	December 31, 2023
Assets of discontinued operations	
Cash and cash equivalents	$ 32,830
Accounts receivable, net	38,415
Expenditures billable to clients	19,608
Prepaid expenses and other current assets	6,593
Total current assets	97,446
Property, equipment and improvements, net	577
Goodwill	26,718
Other assets	10,687
Total assets	$ 135,428
Liabilities of discontinued operations	
Accounts payable	$ 16,272
Accrued media payments	94,584
Client advances	15,240
Other accrued liabilities	797
Total current liabilities	126,893
Total liabilities	126,893
Net assets	$ 8,535

Intercompany Balances

Due to the nature of transactions between Veritone One and our representation services, certain intercompany transactions that are planned to continue and were not settled at the closing date were reinstated in the corresponding financial periods, including certain accounts receivable from continuing operations and accrued media from discontinued operations, which were collectively $3,239 at December 31, 2023.

The operating results of the Company's discontinued operations for the period of January 1, 2024 through October 17, 2024, and for the year ended December 31, 2023 are as follows:

	January 1, 2024 to October 17, 2024	For the Year Ended December 31, 2023
Revenue	$ 24,408	$ 27,574
Operating expenses:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	742	491
Sales and marketing	5,037	7,421
Research and development	61	—
General and administrative	8,876	11,519
Depreciation and amortization	260	909
Total operating expenses	14,976	20,340
Income from operations	9,432	7,234
Gain on sale	66,533	—
Interest expense (income), net	(16,941)	129
Income from discontinued operations before provision for income taxes	59,024	7,363
Provision for income taxes	76	275
Net income from discontinued operations	$ 58,948	$ 7,088

Depreciation and amortization allocated to discontinued operations during the years ended December 31, 2024 and 2023 was $260 and $909, respectively. Interest expense (income), net allocated to discontinued operations during the years ended December 31, 2024 and 2023 was $16,941, inclusive of $9,161 related to the write-off of debt discount and issuance costs on the term loan and a $3,051 prepayment penalty on the term loan, and ($129), respectively. Stock based compensation expense from discontinued operations was $422 and $529 for the years ended December 31, 2024 and 2023, respectively.

The Divestiture was structured as a simultaneous "sign and close" transaction and closed on the Divestiture Closing Date. On the Divestiture Closing Date, the Company received cash proceeds of $59,053, which reflected the aggregate purchase price of $104,000 (the "Veritone One Sale Price"), less $18,000 subject to an earnout described below, $20,297 of purchase price adjustments, and $6,650 placed in escrow accounts described below. The Company may receive the earnout of up to $18,000 in cash proceeds based on the achievement of certain net revenue targets by Veritone One between January 1, 2025 and December 31, 2025 (as further described in the Purchase Agreement, the "Earnout"). Of the amounts placed in escrow, $1,500 was placed in an escrow account for potential purchase price adjustments and an aggregate of $5,150 was placed in escrow accounts for the potential satisfaction of post-closing indemnification claims (the "Indemnity Escrow"), in each case subject to the terms and limitations set forth in the Purchase Agreement. As a result of the Divestiture, the Company recorded a one-time gain of $66,533 during the year ended December 31, 2024, which represented the purchase consideration provided, the net assets and liabilities of the divestiture retired at the purchase date, less the $3,006 in divestiture-related expenses, and is included in net income from discontinued operations in the consolidated statements of operations and comprehensive loss. At the October 17, 2024, Closing Date, the Company's estimate of the fair value of the Earnout was $6,310. At December 31, 2024, the Company's estimate of the fair value of the Earnout of $7,667 and Indemnity Escrow of $5,150 million was reported on the corresponding balance sheet in other prepaid expenses and other assets, current and other assets, long term in the amounts of $3,650 and $9,167, respectively.

The Purchase Agreement contains customary representations, warranties and covenants of each of the parties to the Agreement. The Purchase Agreement also includes indemnification provisions whereby the Company will indemnify the Purchaser and other related indemnified parties for losses arising out of, among other things, inaccuracies in, or breaches of, the representations, warranties and covenants of the Company or Veritone One. The Purchaser and the other related indemnified parties will be able to make post-closing indemnification claims against the Indemnity Escrow, subject to the terms and limitations set forth in the Purchase Agreement. In addition, under the Purchase Agreement, the Company is subject to non-competition and non-solicitation provisions pursuant to which, among other things, the Company agreed not to engage in certain competitive activities with respect to Veritone One's business or solicit Veritone One employees or customers for a period of four years following the Divestiture.

The carrying amounts of the net assets of the Company's discontinued operations as of October 17, 2024 was $974. The gain on the sale of Veritone One was calculated as follows:

Cash consideration at closing	$	59,053
Fair value of earnout receivable		6,310
Estimated proceeds from escrow		5,150
Less: transaction costs which were paid with cash consideration received at closing		(3,006)
Adjusted consideration		67,507
Less: net carrying value of discontinued operations		(974)
Gain on sale	$	66,533

Broadbean Acquisition

On June 13, 2023, the Company acquired Broadbean (as defined below), a global leader of talent acquisition software-as-a-service technology, pursuant to a securities and asset purchase agreement whereby the Company acquired (i) 100% of the issued and outstanding share capital of (a) Broadbean Technology Pty Ltd I, (b) Broadbean Technology Limited, (c) Broadbean, Inc., and (d) CareerBuilder France S.A.R.L., and (ii) certain assets and liabilities related thereto (the foregoing clauses (i) and (ii) together, "Broadbean"). The acquisition is intended to strengthen Veritone's AI-driven human resources product suite, building on the Company's previous acquisition of PandoLogic.

The total purchase consideration was $53,301 (the "Broadbean Acquisition Consideration"), which consisted of cash payments of $53,301 at closing. The Company incurred $4,214 in acquisition-related expenses and has recorded them in general and administrative expenses in the consolidated statement of operations and comprehensive loss. The following table summarizes the fair value of the Broadbean Acquisition Consideration:

Broadbean Acquisition Consideration		**Amount**
Cash consideration at closing	$	53,301

The allocation of the Broadbean Acquisition Consideration to tangible and intangible assets acquired and liabilities assumed is based on estimated fair values and is as follows:

Allocation of Broadbean Acquisition Consideration**		**Amount**
Cash and cash equivalents	$	3,033
Accounts receivable, net		7,817
Prepaid expenses and other current assets		1,007
Property, equipment and improvements, net		343
Intangible assets		27,500
Other assets		3,486
Total assets acquired		43,186
Accounts payable		1,107
Deferred revenue		10,029
Other accrued liabilities		5,054
Other non-current liabilities		6,618
Total liabilities assumed		22,808
Identifiable net assets acquired		20,378
Goodwill		32,923
Total purchase consideration	$	53,301

**The excess of the total consideration over the tangible assets, identifiable intangible assets, and assumed liabilities is recorded as goodwill. Goodwill is primarily attributable to opportunities to cross-sell into our Commercial Enterprise customer base and to the assembled workforce. Tax deductible goodwill generated from the acquisition is $3,728.

Identifiable Intangible Assets

The identifiable intangible assets acquired consisted of the customer relationships and developed technology with estimated useful lives of four to five years. The Company amortizes the fair value of these intangible assets on a straight-line basis over their respective useful lives.

Developed technology relates to Broadbean's internally developed software. The Company valued the developed technology using the relief- from- royalty method under the income approach. This method is based on the application of a royalty rate to forecasted revenue that is expected to be generated by the existing developed technology. The economic useful life was determined based on the technology cycle related to the developed technology, as well as the timing of cash flows over the forecast period. Customer relationships relate to the sales of products and services to Broadbean's existing customer base. The Company valued the customer relationships using the multi-period excess earnings method under the income approach. This method reflects the present value of the projected cash flows that are expected to be generated by the existing customer relationships less charges representing the contribution of other assets to those cash flows. The economic useful life was determined based on historical customer turnover rates, as well as the timing of cash flows over the forecast period.

The valuation of the intangible assets acquired along with their estimated useful lives, is as follows:

	Estimated Fair Value	Estimated Useful Lives (in years)
Customer relationships	$ 17,200	5
Developed technology	10,300	4
Total intangible assets	$ 27,500	

Taxes

In connection with the acquisition of Broadbean, a net deferred tax liability of $3,741 was established primarily relating to non-goodwill intangible assets and recorded within other non-current liabilities on the Company's consolidated balance sheets. The amount of tax-deductible goodwill as of the purchase date is $3,728.

Unaudited Pro Forma Results

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and Broadbean as if the companies were combined for the year ended December 31, 2023. The unaudited pro forma financial information for the period presented includes the business combination accounting effects resulting from this acquisition, including adjustments to reflect recognition of intangible asset amortization. The unaudited pro forma financial information as presented below is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of January 1, 2023 or the results that may occur in the future.

The Company recognized $19,100 in revenue and $1,900 of net income related to Broadbean since the acquisition date of June 13, 2023 through December 31, 2023 in the consolidated statement of operations and comprehensive loss.

The unaudited pro forma financial information was as follows:

	Year Ended December 31, 2023
Net revenue	$ 114,799
Loss from continuing operations before provision for income taxes	(70,465)
Net loss from continuing operations	(68,467)

Energy Group Sale

On June 30, 2023, the Company completed the sale of its energy group (the "Energy Sale") to GridBeyond Limited, an Ireland-based privately held company ("GridBeyond") that delivers AI-powered energy solutions, pursuant to an asset purchase agreement. The Company received 4,160,644 shares of Series B Preference Shares in GridBeyond valued at approximately $2,021 as well as $549 to be paid in cash. The Energy Sale resulted in a pre-tax gain of $2,572 for the year ended December 31, 2023. The energy group did not meet the criteria of discontinued operations because the disposal does not have a major effect on the Company's operations and financial results. In April 2024, the Company sold its interest in GridBeyond for $1,800 in cash, resulting in a loss on sale of $172 and a foreign exchange loss of $49, recorded in other income (expense), net.

NOTE 4. DEBT

Senior Secured Term Loan

On December 13, 2023 (the "Term Loan Closing Date"), the Company and certain of its subsidiaries, as guarantors, entered into a Credit and Guaranty Agreement (the "Credit Agreement") with certain funds managed by Highbridge Capital Management, LLC and with certain other lenders (collectively, the "Lenders") and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent. The Credit Agreement provides for a $77,500 senior secured term loan (the "Term Loan"), which was fully drawn by the Company on the Term Loan Closing Date. On the Term Loan Closing Date, the Company used $37,500 of the Term Loan proceeds to repurchase $50,000 principal amount of its Convertible Notes (as defined below). As a result of the collective transactions at the Term Loan Closing Date, the Company recorded the Term Loan at fair value and recognized a one-time gain of $30,000 on the extinguishment of convertible debt. The initial discount on the Term Loan of $23,807 along with the capitalized issuance costs of $3,120 each will be amortized to interest expense over the term of the loan using the effective interest method. Unamortized debt discount and issuance costs related to the Term Loan were $12,110 for the year ended December 31, 2024.

In October 2024, and in conjunction with the Divestiture, the Company, as required by the terms of the Credit Agreement, used net proceeds from the sale to pay down $30,512 in principal and $3,051 in prepayment premiums and $252 in accrued interest on the Term Loan, as of December 31, 2024, after giving effect to the Term Loan Repayment, $41,176 aggregate principal amount remained outstanding under the Term Loan. During the year ended December 31, 2024, $17,234 was recognized in interest expense which is presented in net income from discontinued operations. This amount included $1,762 in amortization of initial discounts and issuance costs, write off of $9,161 of the unamortized debt discount and issuance costs at the time of the partial repayment of the Term Loan in October 2024, and the prepayment penalty of $3,051, and is included in net income from discontinued operations.

The Company is the borrower under the Credit Agreement and all indebtedness outstanding under the Credit Agreement is guaranteed by each of the Company's direct and indirect material subsidiaries (the Company and the guarantors, collectively, the "Credit Parties"). Pursuant to a Pledge and Security Agreement, dated December 13, 2023 (the "Pledge and Security Agreement"), the Term Loan is secured by a first-priority security interest in and lien on substantially all tangible and intangible property of the Credit Parties and a pledge of equity interests held by the Credit Parties. The Credit Agreement has certain customary default provisions, representations and warranties and affirmative and negative covenants, including a covenant to maintain unrestricted cash and cash equivalents of at least $15,000 at all times.

On March 13, 2025, the Company entered into a Limited Consent (the "Limited Consent") to the Credit Agreement, with the lenders and administrative agent party thereto. Pursuant to the Limited Consent, the lenders consented to the delivery by the Company of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2024 and a report of the Company's independent certified public accountants relating thereto that do not meet certain requirements of the Credit Agreement requiring, among other things, delivery of audited consolidated financial statements and a report thereon of the Company's independent certified public accountants that are unqualified as to going concern. As consideration for the Limited Consent, the Company paid an aggregate of $1.0 million in cash to the lenders party to the Limited Consent. Except as set forth in the Limited Consent, the terms of the Credit Agreement remain unchanged. With this amendment, the Company believes it is in compliance in all material respects with the covenants in the Term Loan.

The Term Loan accrues interest at a rate of Term SOFR plus 8.50% per annum, with a 3.00% floor for Term SOFR, payable quarterly. A default interest rate of an additional 3.00% per annum applies on all outstanding obligations after the occurrence and during the continuance of an event of default.

The Credit Agreement has a term of four years from the Term Loan Closing Date, with a scheduled maturity date of December 13, 2027, and requires quarterly amortization payments of 2.50% of the principal amount, commencing in June 2024, with the outstanding balance of the Term Loan payable on the scheduled maturity date.

The Credit Agreement requires mandatory prepayments from the net cash proceeds received by the Credit Parties for among other things (i) certain asset sales, but only to the extent net cash proceeds therefrom exceed $10,000 in the aggregate, and (ii) insurance recoveries on loss of property that are not otherwise reinvested in other assets of the Credit Parties at a 10% prepayment premium. The Credit Agreement also requires prepayment of the Term Loan in full if $30,000 or more of aggregate principal amount of the Convertible Notes are outstanding on August 14, 2026. The Company may elect to prepay the Term Loan, in whole or in part, in cash, subject to a make-whole premium during the first year of the Term Loan, a 14.0% prepayment premium during the second year of the Term Loan, and a 7.0% premium during the third year of the Term Loan.

The Term Loan is not repayable with the Company's common stock, $0.001 per share (the "Common Stock") as was initially set forth in the Commitment Letter dated November 7, 2023, by and among the Company, certain funds managed by Highbridge Capital Management, LLC and certain other lenders.

On the Term Loan Closing Date, the Company issued warrants (the "Warrants") to the Lenders (in such capacity, the "Warrant Holders") to purchase up to 3,008,540 shares of the Company's Common Stock at an exercise price of $2.576 per share with a termination date of December 12, 2028. Refer to Note 6 for further details about the Warrants.

For the year ended December 31, 2024, interest expense related to the Term Loan, including amortization of initial discounts and issuance costs, was $10,528. The effective annual interest rate was approximately 34.2%.

Interest expense was allocated to discontinued operations using the proportion of the principal repayment required to be made as a result of the Divestiture over the total Term Loan principal outstanding at the Divestiture Closing Date. Interest on debt that is required to be repaid as a result of a disposal is allocated to discontinued operations, as is the case under the Credit Agreement. As a result, the Company allocated interest expense and amortization of discounts and issuance costs relating to repayment of the Term Loan, as required by the Divestiture, to discontinued operations. For the year ended December 31, 2024, the Company allocated $17,234 of interest expense, including amortization of initial discounts and issuance costs and the prepayment penalty, to discontinued operations as a result of the Divestiture.

The scheduled future principal payments on the Term Loan as of December 31, 2024 were as follows:

2025	$	7,750
2026		7,750
2027		25,676
Total	$	41,176

Convertible Senior Notes

In November 2021, the Company issued, at par value, $201,250 aggregate principal amount of 1.75% convertible senior notes due 2026 (the "Convertible Notes"). The issuance included the full exercise of an option granted by the Company to the initial purchasers of the Convertible Notes to purchase an additional $26,250 aggregate principal amount of Convertible Notes. The Convertible Notes were issued pursuant to and are subject to the terms and conditions of an indenture, which is referred to as the Indenture, between the Company and U.S. Bank National Association, as trustee. The Convertible Notes were offered and sold in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. In December 2022, the Company repurchased $60,000 aggregate principal amount of the Convertible Notes at approximately 65% of par (the "2022 Repurchase Transaction"). In December 2023, the Company repurchased $50,000 aggregate principal amount of the Convertible Notes at approximately 75% of par (the "2023 Repurchase Transaction"). The Company has $91,250 in aggregate principal amount of the Convertible Notes outstanding and unamortized debt issuance costs of $1,115 as of December 31, 2024.

The Convertible Notes are senior, unsecured obligations of the Company and bear interest at a rate of 1.75% per year. Interest accrues from November 19, 2021 and is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2022. The Convertible Notes will mature on November 15, 2026, unless earlier converted, redeemed, or repurchased in accordance with the terms of the Convertible Notes.

Holders of the Convertible Notes may convert all or any portion of their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding May 15, 2026, only under the following conditions: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate for the Convertible Notes on each such trading day; (3) if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the applicable redemption date; or (4) upon the occurrence of specified corporate events. On or after May 15, 2026, holders may convert all or any portion of their Convertible Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company's election.

The conversion rate for the Convertible Notes initially is 27.2068 shares of the Company's common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $36.76 per share of common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following the Company's issuance of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event or who elects to convert its Convertible Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

The Company may not redeem the Convertible Notes prior to November 20, 2024. The Company may redeem for cash all or any portion of the Convertible Notes (subject to certain limitations), at its option, on or after November 20, 2024 if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.

If the Company undergoes a fundamental change prior to the maturity date, subject to certain conditions, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes. The fundamental change repurchase price will be equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Convertible Notes are the Company's senior unsecured obligations and rank senior in right of payment to all of the Company's indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment with all existing and future liabilities of the Company that are not so subordinated; effectively junior to any of secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) and any preferred equity of the Company's current or future subsidiaries.

The net proceeds from the issuance of the Convertible Notes were approximately $194,945, after deducting debt issuance costs. The total debt issuance costs incurred and recorded by the Company amounted to $6,304, which were recorded as a reduction to the face amount of the Convertible Notes and are being amortized to interest expense using the effective interest method over the contractual term of the Convertible Notes. The Convertible Notes are recorded as a liability within convertible senior notes, non-current.

For the years ended December 31, 2024 and 2023, interest expense related to the Convertible Notes, including amortization of the issuance costs was $2,171 and $3,282, respectively. The effective annual interest rate for the years ended December 31, 2024 and 2023 was approximately 2.42%. As of December 31, 2024, the if-converted value of the Convertible Notes did not exceed the outstanding principal amount. As of December 31, 2024, the total estimated fair value of the Convertible Notes was $39,373, which was determined based on a market approach using actual bids and offers of the Convertible Notes in an over-the-counter market during the period. The Company considers these assumptions to be Level 2 inputs in accordance with the fair value hierarchy described in Note 2.

Capped Calls

In connection with the 2022 pricing of the Convertible Notes, with the full exercise by the initial purchasers of their option to purchase additional Convertible Notes in November 2021, the Company used approximately $18,616 of the net proceeds from the issuance of the Convertible Notes to enter into privately negotiated capped call transactions, which are referred to as the capped calls, with various financial institutions.

The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes, the number of shares of the Company's common stock underlying the Convertible Notes. The capped call transactions are expected generally to reduce the potential dilution to the Company's common stock upon conversion of the Convertible Notes and/or offset some or all of any cash payments the Company is required to make in excess of the principal amount of converted Convertible Notes, as the case may be, in the event that the market price per share of the Company's common stock, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, which initially corresponds to the conversion price of the Convertible Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Convertible Notes. If, however, the market price per share of the Company's common stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions. The initial cap price of the capped calls is $48.55 per share of common stock, which represents a premium of 75% over the last reported sale price of the Company's common stock of $27.74 per share on November 16, 2021, and is subject to certain customary adjustments under the terms of the capped calls; provided that the cap price will not be reduced to an amount less than the strike price of $35.76 per share.

The capped call transactions are separate transactions and are not part of the terms of the Convertible Notes. The capped calls met the criteria for classification as equity and, as such, are not remeasured each reporting period and are included as a reduction to additional paid-in-capital within stockholders' equity.

In connection with the 2023 Repurchase Transaction, the Company entered into transactions to unwind a portion of the capped calls. The Company did not receive any proceeds from the unwinding of the capped calls in 2023.

Credit Facility

In August 2023, the Company entered into a three year credit agreement with Alterna Capital Solutions, LLC ("ACS") pursuant to which the Company may borrow up to $30,000 (the "ACS Credit Facility"). Loans under the Credit Facility are secured by certain domestic receivables and other assets as determined by ACS. The ACS Credit Facility bears interest at the greater of Prime rate plus 1% or 9.5%, and minimum annual interest of $250 if no funds are drawn under the ACS Credit Facility in a given year. ACS will be a senior secured creditor.

On December 12, 2023, in connection with the Company's entry into the Credit Agreement (as defined above), the ACS Credit Facility and the related Commercial Guarantee, dated August 8, 2023, were terminated. Immediately prior to its termination, no amounts were outstanding under the Prior Credit Agreement. The Company did not incur any early termination penalties in connection with the termination of the ACS Credit Facility and related agreements.

NOTE 5. NET LOSS PER SHARE

The following table presents the computation of basic and diluted net loss per share:

	Year Ended December 31,	
	2024	2023
Numerator		
Net loss from continuing operations	$ (96,332)	$ (65,713)
Net income from discontinued operations	58,948	7,088
Net loss	$ (37,384)	$ (58,625)
Denominator		
Weighted-average common shares outstanding	38,034,546	36,909,919
Less: Weighted-average shares subject to repurchase	—	—
Denominator for basic and diluted net (loss) income per share	38,034,546	36,909,919
Basic and diluted net loss per share from continuing operations	$ (2.53)	$ (1.78)
Basic and diluted net income per share from discontinued operations	1.55	0.19
Basic and diluted net loss per share	$ (0.98)	$ (1.59)

The Company reported net losses for both periods presented and, as such, all potentially dilutive shares of common stock would have been antidilutive for such periods. The table below presents the weighted-average securities (in common equivalent shares) outstanding during the periods presented that have been excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive:

| | Year Ended December 31, | |
	2024	2023
Common stock options, restricted stock units and performance stock units	10,563,175	10,977,698
Warrants to purchase common stock	2,778,777	638,426
Common stock issuable in connection with convertible senior notes	2,482,621	2,482,621
	15,824,573	14,098,745

NOTE 6. FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The Company's money market funds are categorized as Level 1 within the fair value hierarchy. As of December 31, 2024, the Company's cash and cash equivalents were as follows:

	Cost	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents
Cash from continuing operations	$ 16,911	$ —	$ 16,911	$ 16,911
Cash from discontinued operations	—	—	—	—
Total	$ 16,911	$ —	$ 16,911	$ 16,911

As of December 31, 2023, the Company's cash and cash equivalents balances were as follows:

	Cost	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents
Cash from continuing operations	$ 46,609	$ —	$ 46,609	$ 46,609
Cash from discontinued operations	32,830	—	32,830	32,830
Total	$ 79,439	$ —	$ 79,439	$ 79,439

Purchase Consideration

On September 14, 2021, the Company acquired 100% of PandoLogic, Ltd. ("PandoLogic"), a company incorporated under the laws of the state of Israel, pursuant to an Agreement and Plan of Merger, dated as of July 21, 2021 (the "PandoLogic Merger Agreement"). The total purchase consideration for PandoLogic included up to $65,000 in contingent consideration based on achieving certain contingent consideration tied to financial performance of PandoLogic in fiscal 2021 and 2022, which amount will be paid in a combination of cash and common stock (the "PandoLogic Contingent Consideration"). At December 31, 2023, all Pandologic Contingent Consideration had been paid.

All of the Company's contingent consideration liabilities are categorized as Level 3 within the fair value hierarchy, except when the amount of the payout is determined to be fixed. Contingent consideration for the PandoLogic acquisition was valued at the time of acquisition using Monte Carlo simulation models. These models incorporate contractual terms and assumptions regarding financial forecasts for PandoLogic, discount rates, and volatility of forecasted revenue. The value of the Company's contingent consideration would increase if a lower discount rate was used and would decrease if a higher discount rate was used. Similarly, a higher revenue volatility assumption would increase the value of the contingent consideration, and a lower revenue volatility assumption would decrease the value of the contingent consideration. Contingent consideration for the March 2022 Acquisition was valued at the time of acquisition using a simple probability of achievement model, with the probability of achievement based on management's forecasted outcomes for 2022 and 2023 fiscal year results for the acquired entity. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist when deemed necessary.

In September 2022, the Company and PandoLogic entered into an amendment to the PandoLogic Merger Agreement. This amendment provides that the 2022 PandoLogic Contingent Consideration would be no less than $10,825, irrespective of the actual financial performance of PandoLogic for the 2022 PandoLogic Contingent Consideration period. All of the 2022 PandoLogic Contingent Consideration was paid during the year ended December 31, 2023 in a combination of cash consideration and stock consideration, with the number of shares paid equal to that stock consideration portion of the contingent consideration amount divided by a price per share of $20.53 in accordance with the terms of the PandoLogic Merger Agreement.

On March 1, 2022, the Company completed the March 2022 Acquisition, in which it acquired 100% of an influencer-based management company. As part of the consideration, the seller may receive the March 2022 Acquisition Contingent Compensation of up to $4,500 in cash. In July 2023, the Company entered into the March 2022 Acquisition Contingent Compensation Amendment. The March 2022 Acquisition Contingent Compensation Amendment provides that the March 2022 Acquisition Contingent Compensation was reduced to $3,500 and payment of the March 2022 Acquisition Contingent Compensation Amount is now tied to employment status of the seller through December 31, 2025, irrespective of the actual financial performance of the acquired company. As the amount became fixed under the March 2022 Acquisition Contingent Compensation Amendment, the Company determined that the March 2022 Acquisition Contingent Compensation Amount should no longer be categorized as Level 3 within the fair value hierarchy at the time of the amendment.

As of December 31, 2024 and 2023, the Company's accrued purchase compensation liabilities current and non-current balances were as follows:

| | As of | | | |
	December 31, 2024		December 31, 2023	
Level 1:				
Accrued purchase compensation, current	$	1,200	$	1,000
Accrued purchase compensation, non-current		900		633
Total	$	2,100	$	1,633

Veritone One Earnout Receivable

The following table sets forth the significant assumptions utilized to determine the fair value of the earnout receivable related to the sale of Veritone One as of October 17, 2024 and December 31, 2024:

	December 31, 2024	October 17, 2024
Internal rate of return	23.0%	23.2%
Risk-free rate	4.9%	4.2%
Revenue volatility	10.0%	15.0%

The following table presents a summary of the changes in the fair value of the earnout receivable, which is included in Other assets within the Company's consolidated balance sheet as of December 31, 2024:

	Earnout	
Initial recognition as of October 17, 2024	$	6,310
Change in fair value included in Other income (expense), net		1,357
Fair value as of December 31, 2024	$	7,667

Stock Warrants

On the Closing Date of the Term Loan, the Company issued warrants to the Lenders to purchase up to 3,008,540 shares of the Company's common stock, par value $0.001 per share (the "Common Stock") at an exercise price of $2.576 per share. During the year ended December 31, 2024, 499,857 of these warrants were net settled in exchange for 298,110 shares of Common Stock. No warrants were net settled during the year ended December 31, 2023. As of December 31, 2024, the Warrant Holders held warrants to purchase 2,508,683 shares of Common Stock.

All of the Company's outstanding stock warrants are categorized as Level 3 within the fair value hierarchy. Stock warrants are equity classified and have been recorded at their fair value using either a probability weighted expected return model, the Monte Carlo simulation model or the Black-Scholes option-pricing model. These models incorporate contractual terms, maturity, risk-free interest rates and volatility. The value of the Company's stock warrants would increase if a higher risk-free interest rate was used and would decrease if a lower risk-free interest rate was used. Similarly, a higher volatility assumption would increase the value of the stock warrants, and a lower volatility assumption would decrease the value of the stock warrants. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

The following assumptions were used to compute the fair value of the warrants issued during the year ended December 31, 2023:

	Year Ended December 31, 2023
Expected term (in years)	5.0
Expected volatility	95%
Risk-free interest rate	5.5%
Expected dividend yield	—

Investments

The Company holds a strategic investment in a technology company that was determined to not have a readily determinable fair value. This investment is carried at a cost of $2,750 on the Company's consolidated balance sheet within other assets as of December 31, 2024 and December 31, 2023 and is categorized as Level 3 within the fair value hierarchy.

As part of the Energy Divestiture, the Company acquired a strategic investment in GridBeyond that was determined not to have a readily determinable fair value. This investment is carried at a cost equal to its initial estimated fair value of $2,021 on the Company's consolidated balance sheet within other assets as of December 31, 2023, with that initial estimated fair value based on third party valuation at the time of this transaction and is categorized as Level 3 within the fair value hierarchy. In April 2024, the Company sold its investment in GridBeyond for $1,800 in cash, resulting in a loss on sale of $172 and a foreign exchange loss of $49, recorded in other income (expense), net.

Because these investments do not have readily determinable fair values, the Company has elected to measure these investment under ASC 321, Investments – Equity Securities, at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. No impairment was recorded for the years ended December 31, 2024 and 2023. The Company re-measures its investments if there is an observable transaction in a class of security similar to the Company's investments and there were no such re-measurements for the year ended December 31, 2024.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

As of December 31, 2024 and December 31, 2023, goodwill allocated to continuing operations was $53,110 and $53,529, respectively.

	Goodwill
Balance at December 31, 2023	$ 53,529
Foreign currency translation	(419)
Balance at December 31, 2024	$ 53,110

The Company has only one reporting unit and evaluates goodwill for impairment at the single reporting unit level. As a result, there is no goodwill assigned specifically to Veritone One and goodwill pertaining to discontinued operations is allocated based on the relative fair value of Veritone One and the remaining business.

Intangible Assets

The following table sets forth the Company's finite-lived intangible assets resulting from business acquisitions and other purchases, which continue to be amortized:

	Weighted Average Remaining Useful Life (in years)	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	1.1	44,100	(33,561)	10,539	44,100	(24,601)	19,499
Customer and supplier relationships	3.3	99,000	(50,866)	48,134	99,000	(36,323)	62,677
Trademarks and trade names	2.3	2,300	(1,473)	827	2,300	(1,053)	1,247
Total	2.8	$145,400	$ (85,900)	$ 59,500	$145,400	$ (61,977)	$ 83,423

The following table presents future amortization of the Company's finite-lived intangible assets as of December 31, 2024:

2025	$ 21,427
2026	16,569
2027	13,541
2028	7,870
Thereafter	93
Total	$ 59,500

The Company recorded amortization expense related to the intangibles of $24,011 and $23,035 for the years ended December 31, 2024 and 2023, respectively.

Impairment Assessment

During the year ended December 31, 2024, we experienced several adverse financial trends and the divestiture of our media advertising division. As a result, we determined that indicators of impairment were present and performed quantitative goodwill impairment assessments as of June 30, 2024, September 30, 2024, and December 31, 2024.

For the June 30, 2024 impairment analysis, we used the enterprise approach, which estimates fair value based on the overall value of the business, including debt. For the September 30, 2024 and December 31, 2024 impairment analyses, we used the market approach, which estimates fair value based on our market capitalization and an estimate of a reasonable range of values for a control premium.

We determined that goodwill was not impaired, as the estimated fair value of our reporting units exceeded their carrying values. Additionally, as of June 30, September 30, and December 31, 2024, we performed a quantitative analysis of the recoverability of each of our asset groups. The result of the analyses was that the assets were not impaired, as the expected cash flows exceeded the carrying value for each asset group.

NOTE 8. CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Consolidated Balance Sheets Details

Cash and cash equivalents

As of December 31, 2024 and December 31, 2023, the Company had cash and cash equivalents of $16,911 and $46,609, respectively.

Accounts Receivable, Net and Allowance for Credit Losses

Accounts receivable consisted of the following:

	As of			
	December 31, 2024		December 31, 2023	
Accounts receivable — Managed Services[1]	$	5,100	$	5,230
Accounts receivable — Software Products & Services		27,810		29,845
		32,910		35,075
Less: allowance for expected credit losses		(913)		(1,180)
Accounts receivable, net	$	31,997	$	33,895

[1] Accounts receivable – Managed Services reflects the amounts due from the Company's licensing and representation customers.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of			
	December 31, 2024		December 31, 2023	
Prepaid expenses	$	5,234	$	5,513
Indemnification escrow holdback	$	3,650	$	—
Other receivables		854		1,664
Other current assets		760		687
Prepaid expenses and other current assets	$	10,498	$	7,864

Property, Equipment and Improvements, Net

Property, equipment and improvements, net consisted of the following:

	As of			
	December 31, 2024		December 31, 2023	
Property and equipment	$	7,708	$	6,685
Internal use software development costs placed in service		11,355		7,449
Leasehold improvements		1,620		1,639
		20,683		15,773
Less: accumulated depreciation		(10,631)		(7,694)
Property, equipment and improvements, net	$	10,052	$	8,079

Depreciation expense was $4,499 and $2,157 for the years ended December 31, 2024 and 2023, respectively. Of the $7,708 and $6,685 in property and equipment as of December 31, 2024 and 2023, respectively, $2,745 and $1,691, respectively, consisted of work in progress not yet placed in service for internal use software development costs. Depreciation of internal use software development costs was $3,669 and $1,878 for the years ended December 31, 2024 and 2023, respectively.

The Company's property, equipment and improvements, net by geographic area are as follows:

	As of			
	December 31, 2024		December 31, 2023	
United States	$	6,973	$	6,404
United Kingdom		2,846		1,458
Others		233		217
Total property, equipment and improvements, net	$	10,052	$	8,079

Other Assets

Other assets consisted of the following:

	As of			
	December 31, 2024		December 31, 2023	
Fair value of earnout receivable	$	7,667	$	—
Investments		2,990		4,791
Deferred tax assets		1,773		1,706
Right-of-use asset		840		1,669
Other		2,315		998
Other non-current assets	$	15,585	$	9,164

Accrued Expenses and Other Accrued Liabilities

Accrued expenses and other accrued liabilities consisted of the following:

	As of			
	December 31, 2024		December 31, 2023	
Accrued compensation	$	4,504	$	4,106
Taxes payable		5,645		5,600
Current portion of operating lease liabilities		698		2,348
Royalties payable		3,199		3,215
Accrued trade payables		14,882		13,461
Accrued expenses and other accrued liabilities	$	28,928	$	28,730

Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of			
	December 31, 2024		December 31, 2023	
Deferred tax liability	$	6,387	$	11,217
Income taxes payable		2,241		1,294
Other		2,672		1,114
Other non-current liabilities	$	11,300	$	13,625

Contract Liabilities

Our contract liabilities consist of deferred revenue. Deferred revenue represents billings under non-cancelable contracts before the related product or service is transferred to the customer. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue within the Company's consolidated balance sheets. Deferred revenue was comprised of the following:

	Year Ended December 31, 2024	
Deferred revenue beginning balance	$	12,813
Less: revenue recognized		13,107
Additions to deferred revenue		12,350
Ending balance of deferred revenue	$	12,056

Consolidated Statements of Operations and Comprehensive Loss Details

Revenue

Revenue for the periods presented were comprised of the following:

	Year Ended December 31,	
	2024	2023
Commercial Enterprise	$ 87,002	$ 93,995
Public Sector	5,635	5,991
Total revenue	$ 92,637	$ 99,986

The Company serves two customer groups: (1) Commercial Enterprise, which today consists of customers in the commercial sector, including media and entertainment customers, representation customers and Veritone Hire solutions customers (inclusive of Broadbean customers); and (2) Public Sector, which consists of customers in public sector, including state, local and federal government, legal, and compliance customers.

Software Products & Services consists of revenue generated from the Company's aiWARE platform and Veritone Hire solutions' talent acquisition solutions (inclusive of Broadbean), any related support and maintenance services, and any related professional services associated with the deployment and / or implementation of such solutions.

Managed Services consists of revenues generated from content licensing customers, representation services and to a lesser extent from advertising customers and related services.

The table below illustrates the presentation of our revenues based on the above definitions:

	Year Ended December 31,							
	2024				2023			
	Commercial Enterprise	Public Sector		Total	Commercial Enterprise	Public Sector		Total
Total Software Products & Services	$ 55,433	$ 5,635		$ 61,068	$ 62,410	$ 5,991		$ 68,401
Managed Services:								
Representation Services	12,550	—		12,550	11,247	—		11,247
Licensing	19,019	—		19,019	20,338	—		20,338
Total Managed Services	31,569	—		31,569	31,585	—		31,585
Total Revenue	$ 87,002	$ 5,635		$ 92,637	$ 93,995	$ 5,991		$ 99,986

In 2024, 32% of our consolidated revenue was from customers outside of the U.S. and predominately in Europe, as compared to 13% in 2023. With the June 2023 acquisition of Broadbean, we expanded our customer base throughout Europe and Asia Pacific.

NOTE 9. LEASES, COMMITMENTS AND CONTINGENCIES

Lease Accounting Policies

The Company determines if an arrangement is a lease at inception and determine the classification of the lease, as either operating or finance, at commencement. The Company has various operating leases for its offices. These existing leases have remaining lease terms ranging from 1 to 5 years. Certain lease agreements contain options to renew, with renewal terms that generally extend the lease terms by 1 to 5 years for each option. The Company determined that none of its current leases are reasonably certain to renew. For short-term leases with expected terms of less than 1 year, the Company does not recognize ROU assets or lease liabilities. The Company does not have any finance leases.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company estimates the incremental borrowing rate to reflect the profile of secured borrowing over the expected term of the leases based on the information available at the later of the initial date of adoption or the lease commencement date.

The operating lease ROU asset also includes any lease payments made and excludes lease incentives received at or before lease commencement. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Sublease rental income is recognized as a reduction to the related lease expense on a straight-line basis over the sublease term.

Lease Costs

As of December 31, 2024 and 2023, on its consolidated balance sheets the Company had right-of-use assets of $840 and $1,669 recorded within other assets, the current portion of operating lease liabilities of $698 and $2,348 recorded within other accrued liabilities, and the non-current portion of operating lease liabilities of $150 and $308 recorded within other non-current liabilities, respectively.

The Company made cash payments for its operating leases of $2,917 and $2,694 for the years ended December 31, 2024 and 2023, respectively, all of which were included in cash flows from operating activities within the consolidated statements of cash flows. The Company's operating leases have a weighted average remaining lease term of 1.2 years and weighted average discount rate of 8.8%.

The total rent expense for all operating leases was $2,449 and $2,277 for the years ended December 31, 2024 and 2023, respectively, with short-term leases making up an immaterial portion of such expenses. For its sublease, the Company recorded sublease income of $1,108 for each of the years ended December 31, 2024 and 2023, respectively.

Lease Commitments

Future undiscounted lease payments for the Company's operating lease liabilities, a reconciliation of these payments to its operating lease liabilities, and related sublease income at December 31, 2024 are as follows:

Years ended December 31,		
2025	$	753
2026		206
Total future minimum lease payments, including short-term leases		959
Less: future minimum lease payments for short-term leases		(2)
Less: imputed interest		(109)
Present value of future minimum lease payments, excluding short-term leases	$	848
Less: current portion of operating lease liabilities		(698)
Non-current portion of operating lease liabilities		150

Purchase Consideration

In connection with the March 2022 Acquisition, the Company committed to make purchase consideration payments of $1,500 within ten days of the first anniversary of the closing date of the March 2022 Acquisition and an additional $1,500 within ten days of the second anniversary of the closing date of the March 2022 Acquisition. The first payment of $1,500 was made during the first quarter of 2023 and the second payment of $1,500 was made during the first quarter of 2024.

On June 10, 2022, the Company acquired VocaliD, Inc. ("VocaliD"), a U.S.-based company that pioneered the creation of personalized synthetic voices. In connection with its acquisition of VocaliD, the Company committed to make purchase consideration payments of $1,000 on the first anniversary of the closing date of the acquisition and an additional $1,000 on the 18-month anniversary of the closing date of the acquisition. The first payment of $1,000 was made during the second quarter of 2023 and the second payment of $1,000 was made during the fourth quarter of 2023.

On August 11, 2022, the Company acquired certain assets of Vision Semantics Limited ("VSL"), a U.K.-based company focused on AI-powered video analytics and surveillance software solutions. In connection with its acquisition of VSL in

August 2022, the Company committed to make a purchase consideration payment of $300 on the 18-month anniversary of the closing date of the acquisition, which the Company paid during 2024.

Payment of deferred consideration for the years ended December 31, 2024 and 2023 are reflected on the Company's statements of cash flows.

Other Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company currently is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on the Company's results of operations, financial position or cash flows.

In December 2024, the Company received $2,500 in unclaimed funds associated with the purchase of Pandologic from its escrow agent. Based on the jurisdiction of the potential future claims and underlying statute of limitations, the Company recorded the $2,500 as part of other non-current liabilities within its consolidated balance sheet as of December 31, 2024 and will continue to evaluate the merit of such claims.

NOTE 10. STOCKHOLDERS' EQUITY

Common Stock Issuances

During the years ended December 31, 2024 and 2023, the Company issued an aggregate of 1,317,473 shares and 953,306 shares of its common stock, respectively, in connection with the exercise of stock options, issuance of stock awards and vesting of restricted stock units under its stock incentive plans and purchases under its Employee Stock Purchase Plan (the "ESPP").

During the year ended December 31, 2024, 499,857 of stock warrants were net settled in exchange for 298,110 shares of Common Stock (see Note 6). No warrants were net settled during the year ended December 31, 2023.

During the year ended December 31, 2023, the Company issued a total of 135,800 shares of its common stock, in connection with the contingent consideration arrangement related to the acquisition of PandoLogic.

At the Market Program

On November 19, 2024, the Company entered into a sales agreement (the "Sales Agreement") with Needham & Company, LLC and H.C. Wainwright & Co., LLC (the "Sales Agents"), to establish an "at-the-market" equity offering program (the "ATM Program"), allowing the Company to offer and sell shares of its common stock having an aggregate offering price of up to $35.0 million from time to time through the Sales Agents. Sales, if any, under the Sales Agreement are conducted as "at-the-market" equity offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on The Nasdaq Global Market or other trading markets for our common stock. The issuance and sale of shares have been and may continue to be made pursuant to the Company's registration statement on Form S-3 (File No. 333-280148), which became effective on June 21, 2024, and the related prospectus supplement filed with the SEC on November 19, 2024. As of December 31, 2024, the Company has received $4,650 in gross proceeds from sales of 1,707,791 shares of its common stock pursuant to the ATM Program.

Pursuant to the terms of the RDO Purchase Agreement, until 75 days following the Agreement Date, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or any securities convertible or exercisable or exchangeable for, Common Stock, subject to certain exceptions; provided, that, after 60 days following the Agreement Date, the Company may sell and issue shares of Common Stock pursuant to its ATM Program, subject to certain limitations.

NOTE 11. STOCK PLANS

2014 Stock Incentive Plan

In 2014, the Company's Board of Directors and stockholders approved and adopted the 2014 Stock Option/Stock Issuance Plan (the "2014 Plan"), which was amended in March 2015, October 2016 and April 2017. Under the 2014 Plan, incentive stock options, nonstatutory stock options, restricted stock and restricted stock units may be granted to eligible employees, directors and consultants. The Company's Board of Directors resolved not to make any further awards under the 2014 Plan following the completion of the Company's IPO. The 2014 Plan will continue to govern all outstanding awards granted thereunder.

2017 Stock Incentive Plan

In April 2017, the Board and stockholders approved and adopted the 2017 Stock Incentive Plan (the "2017 Plan"), which became effective on May 11, 2017. Under the 2017 Plan, incentive stock options, nonstatutory stock options, stock appreciation rights, stock awards and restricted stock units may be granted to employees, non-employee directors, consultants and advisors. The Board resolved not to make any further awards under the 2017 Plan following the adoption of the Company's 2023 Plan (as defined below) by the Company's stockholders in June 2023. The 2017 Plan will continue to govern all outstanding awards granted thereunder.

2018 Performance-Based Stock Incentive Plan

In June 2018, the Company's stockholders approved the Company's 2018 Performance-Based Stock Incentive Plan (the "2018 Plan"), and approved grants under the 2018 Plan of nonstatutory stock options, having performance-based vesting conditions tied to the future achievement of stock price milestones by the Company (each, a "Performance Option"), to the Company's Chief Executive Officer for 1,809,900 shares (the "CEO Award") and to the Company's President for 1,357,425 shares (the "President Award"). In May 2018, the CEO Award and the President Award had been approved by a special committee of the Board of Directors of the Company (the "Special Committee"), and the 2018 Plan had been approved by the Company's Board of Directors, subject to stockholder approval.

The 2018 Plan allows the Company to grant Performance Options to its executive officers and other employees as an incentive for them to remain in service with the Company and to further align their interests with the interests of the Company's stockholders. A total of 4,200,000 shares of the Company's common stock have been authorized for issuance under the 2018 Plan.

As of December 31, 2024, there were no shares of common stock available for future grant under the 2018 Plan.

Inducement Grant Plan

In October 2020, the Company's Board of Directors (the "Board") adopted the Company's Inducement Grant Plan (the "Inducement Grant Plan"). Under the Inducement Grant Plan, nonstatutory stock options, stock appreciation rights, stock awards, restricted stock units and dividend equivalent rights may be granted as an inducement material for eligible persons to enter into employment with the Company in accordance with NASDAQ Marketplace Rule 5635(c)(4) and the related guidance under NASDAQ IM 5635-1, and any amendments or supplements thereto. The Company has initially reserved 750,000 shares of common stock for issuance under the Inducement Grant Plan. As of December 31, 2024, an aggregate of 531,360 shares of common stock were available for future grant under the Inducement Grant Plan.

2023 Equity Incentive Plan

The Company's 2023 Equity Incentive Plan (the "2023 Plan") was approved by our Board in March 2023 and by our stockholders in June 2023 at our annual meeting. The 2023 Plan became effective immediately following the close of business on June 8, 2023 (the "2023 Plan Effective Time"). Under the 2023 Plan, the Compensation Committee or our Board has authority to grant incentive stock options to our employees and employees of certain subsidiaries, and to grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to our employees, directors and consultants and the employees and consultants of our affiliates.

Under the 2023 Plan, the Company may grant up to 2,500,000 shares of our common stock plus the aggregate of (A) the number of shares of our common stock which were available for the grant of new awards under the 2014 Plan and 2017 Plan as of the 2023 Plan Effective Time, and (B) all Returning Shares (as defined below), if any, as they become available from time to time. "Returning Shares" means shares of our common stock subject to an outstanding award granted under the 2014 Plan or 2017 Plan and that, following the 2023 Plan Effective Time: (1) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (2) are not issued because such stock award or any portion thereof is settled in cash; (3) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (4) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (5) are withheld or reacquired to satisfy a tax withholding obligation. The Board may suspend or terminate the 2023 Plan at any time. The aggregate maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options granted under the 2023 Plan is 2,000,000 shares. The authority to grant new incentive stock options under the 2023 Plan will terminate on March 30, 2033.

As of December 31, 2024, an aggregate of 1,853,043 shares of our common stock were available for future grant under the 2023 Plan.

Terms of Awards Under Stock Plans

The 2014 Plan, 2017 Plan, 2018 Plan, Inducement Grant Plan and 2023 Plan are collectively referred to herein as the "Stock Plans." The Stock Plans are administered by the Compensation Committee of the Board of Directors, which determines the recipients and the terms of the awards granted (with the exception of the CEO Award and President Award, which were approved by the Special Committee). All stock options granted under the Stock Plans have exercise prices equal to or greater than the fair market value of the Company's common stock on the grant date, and expire ten years after the grant date, subject to earlier expiration in the event of termination of the optionee's continuous service with the Company as further described in each Stock Plan. The vesting of all awards granted under the Stock Plans is generally subject to the awardee's continuous service with the Company, with certain exceptions, as further described in each Stock Plan.

The Company has granted to employees, non-employee directors and consultants awards of stock options, restricted stock and restricted stock units that are subject to time-based vesting conditions. The time-based stock options that have been granted to employees and consultants generally vest over a period of four years (with the exception of certain stock options granted to the Company's Chief Executive Officer and President in 2017, which vested over a period of three years, and certain other limited exceptions). Restricted stock units that have been awarded to employees generally vest, in some cases, over periods of one to four years. The restricted stock units awarded to members of the Company's Board of Directors under the automatic grant program provisions of the 2023 Plan generally vest over a period of one year.

The Company has also granted Performance Options under the 2018 Plan, the 2017 Plan and the Inducement Grant Plan. All such Performance Options become exercisable in three equal tranches based on the achievement of specific stock price milestones for the Company's common stock. These stock price milestones were amended in August 2020 with respect to substantially all of the Performance Options outstanding at such time, as discussed below. For each tranche to become exercisable, the closing price per share of the Company's common stock must meet or exceed the applicable stock price target for a period of 30 consecutive trading days. In the first quarter of 2021, the Company achieved all of the stock price milestones and, accordingly, substantially all of the then-outstanding Performance Options have vested in full.

In addition, in April 2024, the Company granted Performance Stock Units under the 2023 Plan to the Chief Executive Officer and the Chief Financial Officer. All such Performance Stock Units become eligible to vest upon the achievement of certain revenue and non-GAAP net income targets for 2024. The Company failed to achieve either of the financial targets for 2024 and, accordingly, all of the Performance Stock Units granted under the 2023 Plan in 2024 were forfeited.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for awards granted under the Stock Plans ratably over the requisite service period. For awards subject to time-based vesting conditions, the service period is generally the vesting period. For Performance Options, a derived service period is estimated for each tranche under the Monte Carlo simulation model. The Company also recognizes stock-based compensation expense related to the Company's ESPP ratably over each purchase interval.

The Company has also issued shares of common stock to consultants in exchange for services under separate agreements outside of the Stock Plans. These share-based payment transactions are measured based on the fair value of the common stock issued and are recognized in the period in which the services are rendered.

The fair values of time-based stock options granted under the Stock Plans and purchase rights under the ESPP are determined as of the grant date using the Black-Scholes-Merton option-pricing model. There were no options granted during the year ended December 31, 2024. The following assumptions were used to compute the grant date fair values of the stock options granted during the years ended December 31, 2023:

	Year Ended December 31,	
	2024	2023
Expected term (in years)	-	6.0 - 6.8
Expected volatility	-	91% - 100%
Risk-free interest rate	-	3.6% - 4.1%

The assumptions used in calculating the fair values of purchase rights granted under the ESPP during the years ended December 31, 2024 and 2023 are set forth in the table below:

	Year Ended December 31,	
	2024	**2023**
Expected term (in years)	0.5 - 2.0	0.5 - 2.0
Expected volatility	106% - 139%	71% - 101%
Risk-free interest rate	4.6% - 5.2%	0.1% - 5.5%

The stock-based compensation expense by type of award and by operating expense grouping are presented below:

		Year Ended December 31,		
		2024		2023
Stock-based compensation expense by type of award:				
Restricted stock units	$	5,395	$	5,653
Performance-based stock units		(352)		667
Stock options		2,091		3,609
Employee stock purchase plan		993		897
Total stock-based compensation expense	$	8,127	$	10,826
Stock-based compensation expense by operating expense grouping:				
Cost of revenue	$	—	$	52
Sales and marketing		1,047		1,301
Research and development		1,480		4,445
General and administrative		5,600		5,028
Total stock-based compensation expense		8,127		10,826
Less stock-based compensation expense from discontinued operations		422		529
Stock-based compensation expense from continuing operations	$	7,705	$	10,297

Stock-based compensation capitalized for internal use software was $375 and $413 for the years ended December 31, 2024 and 2023, respectively.

Equity Award Activity Under Stock Plans

Performance Stock Units

On January 4, 2023, the Company entered into a consulting agreement (the "Steel Holdings Consulting Agreement") with Steel Holdings, LLC, an affiliate of Chad Steelberg, our former Chief Executive Officer and former Chairman of the Board, as further described in Note 13. In connection with the Steel Holdings Consulting Agreement, on January 11, 2023, the Compensation Committee of the Board (the "Compensation Committee") approved a grant of 118,460 performance stock units (the "Steel Holdings Consulting PSUs") that vest upon the achievement of certain performance milestones. The Steel Holdings Consulting PSUs will expire 6 months after the Steel Holdings Consulting Agreement terminates. In January 2024, the Company entered into an amended and restated independent contractor services agreement with Steel Holdings, LLC (the "Amended Consulting Agreement"), which supersedes and replaces the Steel Holdings Consulting Agreement. Pursuant to the Amended Consulting Agreement, any outstanding and unvested Steel Holdings Consulting PSUs were forfeited.

On April 8, 2024, the Compensation Committee approved a grant of 248,000 target performance stock units to be granted to the Company's named executive officers (the "Senior Executive PSUs"). The awards had a vesting start date of January 1, 2024, and were to vest based on the achievement of revenue and non-GAAP net income targets (each equally weighted) for 2024, which achievement shall then be modified (up to a 20% increase or decrease) based on the Company's relative total stockholder return over a three-year performance period (the "TSR Modifier"), as compared with the S&P Software and Services Select Industry Index. Based on the Company's performance, the Company's named executive officers were to earn from 0% to 200% of the target number of shares of the Senior Executive PSUs. The Senior Executive PSUs, to the extent earned, were to vest on the date the Board certifies the TSR Modifier for the three-year performance period ending December 31, 2026 and the number of Senior Executive PSUs that were to vest as of such certification, all of which was to occur within 90 days of the end of the performance period ending December 31, 2025. Compensation costs recognized on the Senior Executive PSUs were to be adjusted, as applicable, for performance above or below the target specified in the award. As of December 31, 2024, the revenue and non-GAAP net income targets were not achieved and the Senior Executive PSU were forfeited.

The Company's performance stock unit activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	229,633	$ 5.86
Granted	248,000	$ 6.97
Forfeited	(229,633)	$ 5.86
Unvested at December 31, 2024	248,000	$ 6.97

Restricted Stock Units

The Company's restricted stock unit activity for the year ended December 31, 2024 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	1,949,514	$ 5.40
Granted	1,056,835	$ 4.88
Forfeited	(365,960)	$ 6.54
Vested	(982,702)	$ 5.62
Unvested at December 31, 2024	1,657,687	$ 4.64

As of December 31, 2024, total unrecognized compensation cost related to restricted stock units was $5,241, which is expected to be recognized over a weighted average period of 1.8 years. The weighted average grant date fair values per share of restricted stock units granted in the years ended December 31, 2024 and 2023 were $4.83 and $3.94, respectively. The fair values of restricted stock units vested during the years ended December 31, 2024 and 2023 totaled $3,071 and $10,593, respectively.

Performance-Based Stock Options

The activity during the year ended December 31, 2024 related to stock options that are subject to performance-based vesting conditions tied to the achievement of stock price goals by the Company was as follows:

	Options	Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Unvested at December 31, 2023	3,671,310	$ 11.29		
Expired	(51,606)	$ 5.92		
Outstanding at December 31, 2024	3,619,704	$ 11.36	5.4 years	$ —
Exercisable at December 31, 2024	3,619,704	$ 11.36	5.4 years	$ —

The aggregate intrinsic value of the options exercised during the years ended December 31, 2024 and 2023 was $0 and $5, respectively. No performance-based stock options were granted during the years ended December 31, 2024 and 2023 and no performance-based stock options vested during the year ended December 31, 2024.

Stock Options

The activity during the year ended December 31, 2024 related to all other stock options was as follows:

	Options	Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2023	5,506,374	$ 13.81		
Exercised	(115,535)	$ 2.01		
Forfeited	(240,642)	$ 11.46		
Expired	(331,670)	$ 15.38		
Outstanding at December 31, 2024	4,818,527	$ 14.10	3.3 years	$ 152
Exercisable at December 31, 2024	4,621,298	$ 14.24	3.1 years	$ 152

No stock options were granted during the fiscal year ended December 31, 2024. The weighted average grant date fair value of stock options granted during the year ended December 31,2023 was $3.99 per share. The aggregate intrinsic value of the stock options exercised during the years ended December 31, 2024 and 2023 was $163 and $12, respectively. The total grant date fair value of stock options vested during the years ended December 31, 2024 and 2023 was $3,852 and $5,830 respectively. At December 31, 2024, total unrecognized compensation expense related to stock options was $1,438 and is expected to be recognized over a weighted average period of 1.6 years.

The aggregate intrinsic values in the tables above represent the difference between the fair market value of the Company's common stock and the average option exercise price of in-the-money options, multiplied by the number of such stock options.

Employee Stock Purchase Plan

In April 2017, the Company's Board of Directors and stockholders approved and adopted the ESPP, which became effective on May 11, 2017. The ESPP is administered by the Compensation Committee of the Board of Directors and is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. Under the ESPP, each offering period is generally 24 months with four, six-month purchase intervals, and new offering periods generally commence every six months, as determined by the Compensation Committee of the Board of Directors.

The purchase price for shares of the Company's common stock under the ESPP will be established by the plan administrator prior to the start of the offering period but will not be less than 85% of the lower of the fair market value of the Company's common stock on (i) the first day of the offering period and (ii) the purchase date. Each purchase right granted to an employee will provide an employee with the right to purchase up to 1,000 shares of common stock on each purchase date within the offering period, subject to an aggregate limit of 200,000 shares purchased under the ESPP on each purchase date, and subject to the purchase limitations in each calendar year under Section 423 of the Internal Revenue Code.

The Company had initially reserved 1,000,000 shares of its common stock for issuance under the ESPP. The share reserve increases automatically on the first trading day of January each calendar year by an amount equal to 1% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to an annual maximum of 250,000 shares.

The ESPP contains a reset provision, which provides that, if the Company's stock price on any purchase date under an offering period is less than the stock price on the start date of that offering period, then all employees participating in that offering period will be automatically transferred to the new offering period starting on the next business day following such purchase date, so long as the stock price on that start date is lower than the stock price on the start date of the offering period in which they are enrolled.

Employee payroll deductions accrued under the ESPP as of December 31, 2024 and 2023 totaled $236 and $357, respectively. During the years ended December 31, 2024 and 2023, a total of 225,656 shares and 190,697 shares of common stock were purchased under the Company's ESPP at a weighted average purchase price of $1.42 and $5.05, respectively.

NOTE 12. PROVISION FOR INCOME TAXES

The components of the Company's loss from continuing operations before provision for income taxes consisted of the following:

	Year Ended December 31,		
	2024		**2023**
United States of America	$ (73,159)	$	(39,661)
Foreign	(27,034)		(29,375)
Total	$ (100,193)	$	(69,036)

The provision for income taxes consisted of the following for the years ended December 31, 2024 and 2023:

	Year Ended December 31,		
	2024		**2023**
Current			
Federal	$ 51	$	(113)
State	397		258
Foreign	446		1,512
Total current provision	894		1,657
Deferred			
Federal	(13,381)		(9,305)
State	(6,016)		(752)
Foreign	(4,781)		(3,757)
Change in valuation allowance	19,423		8,834
Total deferred benefit	(4,755)		(4,980)
Total benefit from income taxes	$ (3,861)	$	(3,323)

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31,	
	2024	2023
Tax, computed at the federal statutory rate	21.00%	21.00%
State taxes, net of federal tax benefit	3.75%	0.15%
Impact of foreign operations	-1.39%	-6.28%
Research and development credits	0.68%	3.35%
Stock-based compensation	-1.26%	-1.80%
Contingent consideration revaluation	0.00%	-0.20%
Other	0.00%	-0.77%
Change in valuation allowance	-18.94%	-10.64%
Benefit from income taxes	3.84%	4.81%

The significant components of the Company's deferred income tax assets and liabilities as of December 31, 2024 and 2023 were as follows:

	Year Ended December 31,	
	2024	2023
Net operating loss carryforwards	$ 44,928	$ 49,757
Stock-based compensation	21,460	19,797
Accrued expenses	165	404
Capital loss carryforward	5,031	5,341
Capitalized research and development	15,856	12,714
Fixed assets	341	390
Lease liability	134	437
Research credits	9,283	8,791
Interest expense carryforward	4,836	626
Other	1,368	1,047
Total gross deferred tax assets	103,402	99,304
Valuation allowance	(93,159)	(93,566)
Total deferred tax assets	10,243	5,738
Right of use assets	(132)	(179)
Unremitted foreign earnings	(1,086)	(413)
Installment Sale	(2,090)	-
Other	-	(70)
Intangible assets and goodwill	(11,549)	(14,580)
Total deferred tax liabilities	(14,857)	(15,242)
Net deferred tax liabilities	$ (4,614)	$ (9,504)

The Company has evaluated the available positive and negative evidence supporting the realization of its gross deferred tax assets, including its cumulative losses, and the amount and timing of future taxable income, and has determined it is more likely than not that historical U.S. federal and state deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance as of December 31, 2024 and 2023 against these deferred tax assets.

The change in the valuation allowance for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31,	
	2024	2023
Valuation allowance, at beginning of year	$ 93,566	$ 80,945
Increase in valuation allowance from Broadbean acquisition	-	5,204
Increase (decrease) recognized in other comprehensive income (loss)	(311)	138
Increase (decrease) recognized in tax provision, continuing operations	19,423	8,862
Increase (decrease) recognized in tax provision, discontinued operations	(19,519)	(1,583)
Valuation allowance, at end of year	$ 93,159	$ 93,566

As of December 31, 2024, the Company continues to provide a valuation allowance against federal and state deferred tax assets that are not expected to be realizable. The Company continues to evaluate the realizability of deferred tax assets and the related valuation allowance. If the Company's assessment of the deferred tax assets or the corresponding valuation allowance were to change, the Company would record the related adjustment to income during the period in which the determination is made. The tax benefit for the year ended December 31, 2023 includes a $225 tax benefit relating to a change to beginning of the year valuation allowance. With the acquisition of Broadbean, the Company acquired deferred tax liabilities that provide a source of taxable income that allows for the release of valuation allowance related to the Company's deferred tax assets.

As a result of the Broadbean acquisition, the Company is subject to taxation in France and Australia, in addition to already being subject to taxation in the United States, Israel, and the United Kingdom. The United States, Israel, and the United Kingdom comprise the majority of the Company's operations. In general, the U.S. federal statute of limitations is three years. However, the Internal Revenue Service may still adjust a tax loss or credit carryover in the year the tax loss or credit carryover is utilized. As such, the Company's U.S. federal tax returns and state tax returns are open for examination since inception. The Israeli statute of limitations period is generally four years commencing at the end of the year in which the return was filed. The Company's subsidiary, Pandologic, Inc., is currently under U.S. Federal audit for the 2022 tax year. Otherwise, the Company is not currently under examination from income tax authorities in the jurisdictions in which the Company does business.

As of December 31, 2024, the Company has federal and state income tax net operating loss carryforwards of approximately $148,602 and $118,824, respectively. The U.S. federal and state net operating losses are projected to expire beginning in 2037 and 2032, respectively, unless previously utilized. Net federal operating loss carryforwards generated after January 1, 2018 may be carried forward indefinitely, subject to the 80% taxable income limitation on the utilization of the carryforwards. In addition, the Company had federal and state research and development credit carryforwards of approximately $7,806 and $4,664, respectively, as of December 31, 2024. The federal research and development credit will begin to expire in 2036 if unused and the state research and expenditure credit may be carried forward indefinitely. Utilization of the Company's U.S. net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization. As of December 31, 2024, the Company has foreign net loss carryforwards of $32,264 which can be carried forward indefinitely.

Prior to the September 2021 PandoLogic acquisition, PandoLogic received certain favorable tax treatment from the Israeli tax authorities predicated on PandoLogic's continued reinvestment of its earnings and profits back into Israel ("Pre-acquisition E&P"). Beyond fiscal year 2022 and in the event the Company declares a dividend and takes distributions on any of PandoLogic's Pre-acquisition E&P, a portion of those distributions would be subject to a 20% local tax on distribution and become payable in the period in which the distribution is made. During the fourth quarter of 2023, the Company believes the facts and circumstances exist that the Israeli tax authorities could assert that the Company has triggered a deemed dividend. As such, the Company has accrued taxes of $1,268 as part of the income tax provision in the quarter ended December 31, 2023.

In accordance with the U.S. global intangible low-taxed income ("GILTI") provisions, we include in our U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. We account for the GILTI tax in the period in which it is incurred, and therefore have not provided any deferred tax impacts of GILTI in our consolidated financial statements.

As of December 31, 2024 and 2023, the Company had approximately $6,954 and $6,873 respectively, of unrecognized tax benefits of which $3,466 would impact the Company's effective tax rate if recognized. If recognized, $4,431 would result in a deferred tax asset for tax attribute carryforwards, out of which $2,753 is expected to require a full valuation allowance based on present circumstances. The Company estimates that none of its unrecognized tax benefits will materially change within the next twelve months. As of December 31, 2024 and 2023, amounts accrued for interest were $71 and $30, respectively, and amounts accrued for penalties were $381 and $23, respectively.

A reconciliation of the unrecognized tax benefits from January 1, 2023 to December 31, 2024 is as follows:

	Year Ended December 31,	
	2024	**2023**
Unrecognized tax benefits as of January 1	$ 6,873	$ 1,650
Gross increase related to the acquisition of Broadbean	—	3,326
Gross increase for tax positions for prior year	(303)	—
Gross decrease for tax positions for prior year	393	125
Gross increase for tax positions of current year	170	1,772
Gross decrease for lapse of statute of limitations	(179)	—
Unrecognized tax benefits balance at December 31	$ 6,954	$ 6,873

The main corporation tax rate for UK corporations increased from 19% to 25% for the financial year beginning April 1, 2023. The tax provisions for the year ended December 31, 2024 and 2023 were reflective of the change in tax rate.

NOTE 13. RELATED PARTY TRANSACTIONS

On January 4, 2023, the Company entered into a consulting agreement with Steel Holdings, LLC, effective as of January 1, 2023 (the "Steel Holdings Consulting Agreement"). Steel Holdings, LLC is an entity affiliated with Chad Steelberg, currently a director serving on the Company's Board of Directors, and formerly its Chairman of the Board and Chief Executive Officer. Under the Steel Holdings Consulting Agreement, the Company retained Mr. Steelberg as a consultant to provide ongoing Chief Executive Officer transition services and to manage and oversee the further development of the Company's aiWARE platform. During the year ended December 31, 2024, the Company recorded research and development expenses of $64 for variable consultant performance bonus expense. During the year ended December 31, 2023, the Company recorded research and development expenses of $662 for consulting fees and reimbursements for reasonable and documented expenses; $951 for variable consultant performance bonus expense; and $667 in stock-based compensation expense for the Steel Holdings Consulting PSUs.

In January 2024, the Company entered into an amended and restated independent contractor services agreement with Steel Holdings, LLC (the "Amended Consulting Agreement"), which supersedes and replaces the Steel Holdings Consulting Agreement. Pursuant to the Amended Consulting Agreement, Mr. Steelberg will provide technical advisory services related to the Company's software, software architecture and technology strategy as requested by the Company's Chief Executive Officer until December 31, 2025, the termination date of the Amended Consulting Agreement. In consideration for such services, the Company will pay to Steel Holdings, LLC (i) $1,000 in cash on July 1, 2024 and (ii) $50 per month in cash for the period from January 2024 through December 2025. The Company will reimburse Steel Holdings, LLC for reasonable and documented expenses incurred in connection with providing the services in accordance with the Company's standard travel and expense policies.

The Amended Consulting Agreement may be terminated by either party with 90 days' notice. If the Company terminates the Amended Consulting Agreement for any reason other than Steel Holdings, LLC's material breach, then any remaining compensation payments under the Amended Consulting Agreement will become due and payable. In the event of a Change in Control (as defined in the 2017 Plan), the Amended Consulting Agreement will terminate as of the effective date of the Change in Control and any remaining payments will become due and payable.

The Company has determined that all future payments under the Amended Consulting Agreement are probable and estimable, and that substantially all benefits earned under the agreement relate to past services rendered. As such, the Company has accrued a liability for all future cash payments under the agreement on its consolidated balance sheet as of December 31, 2024, and recognized a resulting acceleration charge of $1,484 to general and administrative expenses to its consolidated income statement during the year ended December 31, 2024.

Ryan Steelberg, our Chief Executive Officer, was appointed Chairman of the Board, effective January 22, 2024, replacing Chad Steelberg who resigned as Chairman of the Board effective the same date. Chad Steelberg continued to serve as a member of our Board until his resignation effective as of March 12, 2025,

There were no other material related party transactions during the year ended December 31, 2024.

NOTE 14. SUBSEQUENT EVENTS

Registered Direct Offering.

On January 2, 2025, we entered into a securities purchase agreement (the "RDO Purchase Agreement") with Esousa Group Holdings, LLC, a New York-based family office, to conduct a registered direct offering (the "Registered Direct Offering") consisting of the offer and sale of 4,414,878 shares of the Company's common stock, $0.001 par value per share (the "Common Stock"), priced at $2.53 per share, and pre-funded warrants to purchase up to 3,608,838 shares of Common Stock (the "Pre-Funded Warrants"), priced at $2.52 per warrant. The gross proceeds from the offering were approximately $20,300, before deducting estimated offering expenses. The Company will receive nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

The Pre-Funded Warrants are exercisable for one share of Common Stock at an exercise price of $0.01 per share and are subject to a 9.99% beneficial ownership limitation (the "Maximum Percentage"). Subject to the Maximum Percentage, the Pre-Funded Warrants are immediately exercisable and may be exercised until the fifth anniversary of the date of initial issuance of the Pre-Funded Warrants. If, at the time of exercise, there is no effective registration statement registering, or prospectus contained therein is unavailable, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

The Registered Direct Offering was conducted pursuant to the Company's effective registration statement on Form S-3 (Registration No. 333-280148), that was originally filed with the Securities and Exchange Commission on June 12, 2024, and became effective on June 21, 2024, along with a related base prospectus and prospectus supplement thereunder.

Limited Consent to Credit Agreement

On March 13, 2025, the Company entered into the Limited Consent to the Credit Agreement, with the lenders and administrative agent party thereto. Pursuant to the Limited Consent, the lenders consented to the delivery by the Company of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2024 and a report of the Company's independent certified public accountants relating thereto that do not meet certain requirements of the Credit Agreement requiring, among other things, delivery of audited consolidated financial statements and a report thereon of the Company's independent certified public accountants that are unqualified as to going concern. As consideration for the Limited Consent, the Company paid an aggregate of $1.0 million in cash to the lenders party to the Limited Consent. Except as set forth in the Limited Consent, the terms of the Credit Agreement remain unchanged. With this amendment, the Company believes it is in compliance in all material respects with the covenants in the Term Loan.

Appointment of Francisco Morales to the Board of Directors

On March 12, 2025, the Board appointed Francisco Morales as a member of the Board, effective as of March 20, 2025, to fill the vacancy created by Mr. Chad Steelberg's resignation as a director on March 12, 2025. Mr. Morales will serve as a Class III director until the Company's 2026 annual meeting of stockholders and until his successor is elected and qualified, or until his earlier death, retirement, resignation or removal. Mr. Chad Steelberg will continue to serve as a strategic advisor to the Company following his resignation from the Board.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives of ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to enable timely decisions regarding required disclosures, and is recorded, processed, summarized, and reported within the time periods specified in the rules and forms promulgated by the SEC. Our management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and there is no assurance that our disclosure controls and procedures will operate effectively under all circumstances. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective at the reasonable assurance level due to the following material weaknesses in internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management's Assessment of the Effectiveness of our Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based upon its assessment, our management believes that, as of December 31, 2024, our internal control over financial reporting was not effective due to the following material weaknesses in internal control over financial reporting.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, management identified a material weakness in internal control over financial reporting relating to a lack of an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and for providing information required for effective activity level controls. This material weakness was not remediated as of December 31, 2024 and could have resulted in a material misstatement to the Company's consolidated financial statements that would not be prevented or detected on a timely basis.

During the preparation of our Annual Report on Form 10-K for the fiscal years ended December 31, 2023 and 2022, management identified the following material weaknesses in internal control over financial reporting, which still exist as of December 31, 2024:

- Management identified a material weakness in internal control over financial reporting relating to the consolidation process and review of financial statements specifically pertaining to the Company's design of controls to determine proper accounting for certain foreign exchange transactions and translation between Veritone, Inc. and certain foreign subsidiaries. This material weakness did not result in any identified material misstatements to the financial statements. However, this material weakness could have resulted in a material misstatement to the Company's annual or interim condensed consolidated financial statements that would not be prevented or detected and corrected on a timely basis.

- Management identified a material weakness in internal control over financial reporting relating to information technology general controls ("ITGCs") in the areas of user access and change-management over certain information technology ("IT") systems that support our financial reporting processes. The Company's business process automated and manual controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. These control deficiencies were a result of user access and change management processes over certain IT systems.

Related to the findings above, management concluded that during the year ended December 31, 2023, the Company did not maintain appropriately designed entity-level controls impacting the control environment or monitoring controls to prevent or detect material misstatements to the consolidated financial statements. Specifically, these deficiencies were attributed to (i) a lack of a sufficient number of qualified resources to perform control activities and (ii) insufficient risk assessment and monitoring activities as a result of untimely or ineffective identification of internal control risks to properly design, test, implement and assess effective internal controls over financial reporting. This material weakness has not been remediated as of December 31, 2024.

Grant Thornton LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, which is included herein.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

In order to remediate the material weaknesses, management is taking remediation actions including:

(i)   continued engagement since March 2024 with an outside firm to assist the Company with its remediation actions;

(ii)   development of a more robust plan and risk assessment process around the proper design, testing and assessment of internal controls over financial reporting which has been an ongoing process since April 2024;

(iii)   developing a training program addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on those related to user access and change management over IT systems impacting financial reporting;

(iv)   developing and maintaining documentation of underlying ITGCs to promote knowledge transfer upon personnel and function changes;

(v)   implementing an IT management review and testing plan to monitor ITGCs with a specific focus on systems supporting our financial reporting processes; and

(vi)   hiring and train staff on proper accounting for foreign exchange translation, transactions when consolidating foreign subsidiaries and the proper, accurate and timely evaluation of the realizability of long lived assets, including goodwill and intangible assets. Management has also hired additional staff to oversee the implementation and testing of these remediation actions.

To further remediate the existing material weakness identified herein, the management team, including the Chief Executive Officer and Chief Financial Officer, have reaffirmed and re-emphasized the importance of internal controls, control consciousness and a strong control environment. We are committed to maintaining a strong control environment and believe that these remediation efforts represent continued improvement in our control environment.

We also expect to continue to review, optimize and enhance our financial reporting controls and procedures. While remediating actions have been implemented to mitigate the material weaknesses identified with regards to foreign transaction consolidation and ITGCs, these material weaknesses will not be considered remediated until the applicable remediated and enhanced control processes have operated for a sufficient period of time and management has concluded, through testing, that this enhanced control is operating effectively.

Changes in Internal Control over Financial Reporting

While management continues to make progress on its remediation efforts, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management recognizes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which is applicable to our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, or persons performing similar functions. A copy of the Code of Conduct is available on our website at investors.veritone.com. To the extent required by rules adopted by the SEC and Nasdaq, we intend to promptly disclose on our website or in a Current Report on Form 8-K future amendments to certain provisions of the Code of Conduct, or waivers to such provisions granted to our principal executive officer, principal financial and accounting officer, or persons performing similar functions.

We have adopted an insider trading policy and procedures that govern the purchase, sale and other dispositions of our securities by our directors, officers and employees. We believe our policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. In addition, it is the Company's practice to comply with the applicable laws and regulations relating to insider trading. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The remaining information required by this item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2024 and delivered to stockholders in connection with our 2025 annual meeting of stockholders.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2024 and delivered to stockholders in connection with our 2025 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2024 and delivered to stockholders in connection with our 2025 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2024 and delivered to stockholders in connection with our 2025 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2024 and delivered to stockholders in connection with our 2025 annual meeting of stockholders.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) **Financial Statements.**

See the index of the consolidated financial statements that are filed as part of this Annual Report on Form 10-K included in Part II, Item 8 (Financial Statements and Supplementary Data).

(2) **Financial Statement Schedules.**

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is included in the consolidated financial statements or the notes thereto.

(3) **Exhibits.**

The following exhibits are filed as part of this Annual Report on Form 10-K (or are incorporated by reference herein):

Exhibit No.	Description of Exhibit
1.1	Sales Agreement, by and among Veritone, Inc., Needham & Company, LLC and H.C. Wainwright & Co., LLC, dated November 19, 2024 (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K, filed November 20, 2024).
2.1	Agreement and Plan of Merger, dated as of July 21, 2021, by and among Veritone, Inc., Melisandra Ltd., PandoLogic Ltd. and Shareholder Representative Services, LLC, as the Securityholder Representative (incorporated by reference to Exhibit 2.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed on August 5, 2021).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 6, 2022, by and between Veritone, Inc. and Shareholder Representative Services, LLC (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed on September 12, 2022).
2.3^	Securities and Asset Purchase Agreement, dated as of May 27, 2023, by and among Veritone, Inc., Veritone UK Ltd., CareerBuilder, LLC, CareerBuilder International Holding B.V. and CareerBuilder France Holding, LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed May 31, 2023).
2.4	Equity Purchase Agreement, dated as of October 17, 2024, by and among Veritone, Inc., Veritone One, LLC, and Oxford Buyer, LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed October 23, 2024).
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 23, 2017).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on May 23, 2017).
4.1	Specimen Stock Certificate evidencing the shares of the Registrant's common stock (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 28, 2017).
4.2	Form of Indenture (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 (File No. 333-225394), filed on June 1, 2018).
4.3	Description of Registrant's securities registered under Section 12 of the Exchange Act.
4.4	Indenture, dated as of November 19, 2021, by and among Veritone, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 22, 2021).
4.5	Form of Warrant issued pursuant to Term Loan (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed December 14, 2023).
4.6	Registration Rights Agreement, dated December 13, 2023, by and among Veritone, Inc. and the investors identified therein (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed December 14, 2023).
4.7	Form of Pre-Funded Warrant issued to Esousa Group Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed January 2, 2025).

Exhibit No.	Description of Exhibit
10.1*	Veritone, Inc. 2014 Stock Option/Stock Issuance Plan (2014 Plan) (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (No. 333-216726) filed on March 15, 2017).
10.2*	Amendment to 2014 Plan dated April 27, 2017 (incorporated by reference to Exhibit 10.33 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 28, 2017).
10.3*	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement (for use with the 2014 Plan) (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (No. 333-216726) filed on March 15, 2017).
10.4*	Form of Stock Issuance Agreement (for use with the 2014 Plan with 83(b) election) (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 333-216726) filed on March 15, 2017).
10.5*	Form of Stock Issuance Agreement (annual vesting for use with 2014 Plan without 83(b) election) (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 28, 2017).
10.6*	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Time-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed on June 26, 2017).
10.7*	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Performance-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed on June 26, 2017).
10.8*	Form of Change in Control (CIC) Addendum to Stock Option Agreement for use in connection with the grant of stock options to certain executive officers under the 2014 Plan (incorporated by reference to Exhibit 10.38 to the Registrant's Registration Statement on Form S-1 (No. 333-221570) filed on November 15, 2017).
10.9*	2017 Stock Incentive Plan (2017 Plan) (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 28, 2017).
10.10*	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, for use with the 2017 Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed on June 26, 2017).
10.11*	Forms of Notice of Grant of Stock Option and Stock Option Agreement for use in connection with grants of stock options to Chad Steelberg and Ryan Steelberg under 2017 Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 8, 2018).
10.12*	Form of Change in Control (CIC) Addendum to Stock Option Agreement for use in connection with grants of stock options to certain executive officers under 2017 Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 8, 2018).
10.13*	Form of Restricted Stock Unit Agreement for use under the 2017 Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 8, 2018).
10.14*	Form of Restricted Stock Unit Agreement for use in connection with the award of restricted stock units to executive officers under the 2017 Plan (incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 18, 2019).
10.15*	Form of Notice of Grant of Stock Option and Stock Option Agreement for use in connection with the grant of stock options with performance-based vesting conditions under the 2017 Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 18, 2019).
10.16*	Veritone, Inc. 2018 Performance-Based Stock Incentive Plan (2018 Plan) (incorporated by reference to Exhibit 99.2 to the Registrant's Post-Effective Amendment to Registration Statement on Form S-8 (No. 333-227477) filed on June 21, 2023).
10.17*	Amendment No. 1 to Veritone, Inc. 2018 Performance-Based Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2020).

Exhibit No.	Description of Exhibit
10.18*	Amended and Restated CEO Award Agreement between the Registrant and Chad Steelberg dated effective as of August 27, 2020 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2020).
10.19*	Amended and Restated President Award Agreement between the Registrant and Ryan Steelberg dated effective as of August 27, 2020 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2020).
10.20*	Form of Award Agreement to be used under the 2018 Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on July 5, 2018).
10.21*	Veritone, Inc. Amended and Restated Inducement Grant Plan (the Inducement Plan) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on March 30, 2023).
10.22*	Form of Notice of Grant of Stock Option under the Inducement Plan (incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 7, 2020).
10.23*	Form of Stock Option Agreement under the Inducement Plan (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 7, 2020).
10.24*	Form of Notice of Grant of Performance-Based Stock Option under the Inducement Plan (incorporated by reference to Exhibit 99.4 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 7, 2020).
10.25*	Form of Performance-Based Stock Option Agreement under the Inducement Plan (incorporated by reference to Exhibit 99.5 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 7, 2020).
10.26*	Form of Restricted Stock Unit Agreement under the Inducement Plan (incorporated by reference to Exhibit 99.6 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 7, 2020).
10.27*	Veritone, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.32 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 28, 2017).
10.28*	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 28, 2017).
10.29	Form of Common Stock Purchase Warrant issued to Acacia and Veritone LOC, LLC (incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form S-1/A (No. 333-216726) filed on April 21, 2017).
10.30	Form of Capped Call Transactions Confirmation (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed November 22, 2021).
10.31	Registration Rights Agreement, made and entered into as of September 14, 2021, by and between the Registrant and the shareholders named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed on November 15, 2021).
10.32†	Amended and Restated Independent Contractor Services Agreement, dated January 23, 2024, between Veritone, Inc. and Steel Holdings, LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, filed January 23, 2024).
10.33*	Employment Agreement, dated January 19, 2023, between Veritone, Inc. and Ryan Steelberg (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed January 20, 2023).
10.34*	Employment Agreement, dated January 19, 2023, between Veritone, Inc. and Michael L. Zemetra (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, filed January 20, 2023).
10.35*	Veritone, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed June 14, 2023).

Exhibit No.	Description of Exhibit
10.36	Securities Purchase Agreement, dated January 2, 2025, by and among Veritone, Inc. and Esousa Group Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed January 2, 2025).
10.37	Commercial Guarantee, dated August 8, 2023, by Veritone Alpha, Inc., Performance Bridge Media, Inc., Machine Box, Inc., Veritone Politics, LLC, VocaliD, Inc. and Broadbean, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed August 14, 2023).
10.38^	Credit and Guaranty Agreement, dated December 13, 2023, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed December 14, 2023).
10.39^	Limited Consent, dated March 13, 2025, to Credit and Guaranty Agreement, dated December 13, 2023, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed March 17, 2025)
10.40^	Pledge and Security Agreement, dated December 13, 2023, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and Wilmington Savings Fund Society, FSB as Collateral Agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed December 14, 2023).
19.1	Insider Trading Policy.
21.1	List of Subsidiaries.
23.1	Consent of Grant Thornton LLP.
24.1	Power of Attorney (included on signature page).
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
32.1+	Certifications pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and 18 U.S.C. Section 1350.
97	Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 filed on April 1, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, has been formatted in Inline XBRL.
*	Indicates a management contract or compensatory plan or arrangement.
†	The Company has omitted portions of the referenced exhibit pursuant to Item 601(b) of Regulation S-K because it (a) is not material and (b) is the type of information that the Company both customarily and actually treats as private and confidential.
^	The exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Securities Act of 1933, as amended. The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon request.
+	The certifications furnished as Exhibit 32.1 accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Subsection 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Registrant for purposes of Section 18 of the Exchange Act and are not to be incorporated by reference into any of the Registrant's filings under the Securities Act, irrespective of any general incorporation language contained in any such filing.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Veritone, Inc.

Date: April 1, 2025   By: /s/ *Ryan Steelberg*

Ryan Steelberg
President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ryan Steelberg and Michael L. Zemetra, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ *Ryan Steelberg* Ryan Steelberg	President, Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*	April 1, 2025
/s/ *Michael L. Zemetra* Michael L. Zemetra	Executive Vice President, Chief Financial Officer and Treasurer *(Principal Financial and Accounting Officer)*	April 1, 2025
/s/ *Francisco Morales* Francisco Morales	Director	April 1, 2025
/s/ *Michael Keithley* Michael Keithley	Director	April 1, 2025
/s/ *Knute P. Kurtz* Knute P. Kurtz	Director	April 1, 2025
/s/ *Richard H. Taketa* Richard H. Taketa	Director	April 1, 2025
/s/ *Michael Zilis* Michael Zilis	Director	April 1, 2025

Exhibit 4.3

**DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934**

Veritone, Inc. ("Veritone," "Company," "we," "our," and "us") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which is our common stock, par value $0.001 per share. Our common stock is traded on the NASDAQ Global Market under the symbol "VERI." The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Our amended and restated certificate of incorporation authorizes us to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.001 per share.

The following descriptions of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries only and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. We have not paid any cash dividends on our common stock, and it is unlikely that any cash dividends will be declared or paid on any common stock in the foreseeable future. Instead, we plan to retain our cash for use in the operation of our business. Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions. If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Pre-Funded Warrants

On January 2, 2025, we issued and sold, in a registered direct offering, pre-funded warrants to purchase up to 3,608,838 shares of our common stock, $0.001 par value per share. The following summary of certain terms and provisions of the pre-funded warrants is not complete and is subject to, and qualified in its entirety by, the provisions of pre-funded warrants, the form of which is an exhibit to our Annual Report on Form 10-K.

Duration and Exercise Price. Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $0.01 per share. The pre-funded warrants are immediately exercisable and may be exercised until the fifth anniversary of the original issue date. The exercise price and number of shares of our common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, recapitalization, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability. The pre-funded warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 9.99% of the outstanding common stock immediately after exercise. No fractional shares of our common stock will be issued in connection with the exercise of a pre-funded warrant.

Cashless Exercise. If at the time of exercise of the pre-funded warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the shares underlying the warrant to or by the Holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise the net number of shares of our common stock determined according to a formula set forth in the pre-funded warrants.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred upon notice to us in writing and surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder's ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their pre-funded warrants.

Fundamental Transaction. In the event of any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, as well as changes in our board of directors or management team, including the following:

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is only permitted to be set by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors shall be classified into three classes of directors of approximately equal size, each of which hold office for a three-year term. In addition, directors may only be removed from our board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting. The Delaware General Corporation Law ("DGCL"), provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Exclusive Venue. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Each of the foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

o   before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

o   upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

o   on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines "business combination" to include the following:

o   any merger or consolidation involving the corporation and the interested stockholder;

o   any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

o   subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

o   any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

o   the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

o   any breach of the director's duty of loyalty to us or our stockholders;

o   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

o   unlawful payment of dividends or unlawful stock repurchases or redemptions; or

o   any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the DGCL. We have obtained directors' and officers' liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation and our amended and restated bylaws is not complete and is qualified in its entirety by reference to these documents, each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Exhibit 19.1

VERITONE, INC.

**POLICY ON INSIDER TRADING
AND UNAUTHORIZED DISCLOSURES
Approved by Board on December 12, 2023**

To: All Employees, Officers and Directors of Veritone, Inc. and its Subsidiaries

> **The following information regarding our Policy on Insider Trading and Unauthorized Disclosures may be summarized simply as follows: DO NOT trade on or pass to others any Insider Information about the Company or those with whom the Company has a business relationship. To do so could have grave consequences to both you and the Company.**

I.   <u>Background</u>

A.   **<u>Purpose</u>**. Under the federal securities laws, it is illegal to trade in the securities of Veritone, Inc. while in the possession of material nonpublic information about Veritone, Inc., or any of its divisions, subsidiaries, affiliates, or successors (collectively, the "**Company**"). It is also illegal to disclose or give material nonpublic information to others who may trade on the basis of that information or to advise others how to trade while in possession of material nonpublic information. Any person who possesses material nonpublic information about the Company is deemed to be an "insider." The category of insiders is NOT limited to officers and directors.

Insider trading violations are pursued vigorously by the SEC and the U.S. Attorneys and such violations are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other controlling persons if they fail to take reasonable steps to prevent insider trading by Company personnel. The SEC and the national stock exchanges are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The Company opposes the unauthorized disclosure of any nonpublic information acquired in the course of your service with the Company and the misuse of material nonpublic information in securities trading. Any such actions will be deemed violations of this Policy on Insider Trading and Unauthorized Disclosures (this "**Policy**").

B.   **<u>Persons Subject to this Policy</u>**. This Policy applies to all officers of the Company and its subsidiaries, all members of the Company's Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

Exhibit 19.1

This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by this Policy.

C. **Transactions Subject to the Policy**. This Policy applies to transactions in the Company's securities (collectively referred to in this Policy as "**Company Securities**"), including, but not limited to, the Company's common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible notes or debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's Securities.

D. **Individual Responsibility**. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Compliance Officer (as defined below) or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties (both civil and criminal) and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading "Consequences of Violations."

E. **Administration of the Policy – Compliance Officer.** The head of the Company's Legal Department shall serve as the Compliance Officer for the purposes of this Policy, and in his/her absence, the Company's Chief Financial Officer, or another employee designated by the Compliance Officer, shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

II. Statement of Policy

A. It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1. Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings "Transactions Under Company Plans," "Transactions Not Involving a Purchase or Sale" and "Rule 10b5-1 Plans;"

2. Recommend the purchase or sale of any Company Securities;

2

Exhibit 19.1

3.   Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.   Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempted from this Policy. The securities laws do not recognize any mitigating circumstances, and in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

B.   **Disclosure of Information to Others**. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not disclose Company information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You may not pass on to others any nonpublic information about the Company or recommend the purchase or sale of the Company's securities while in the possession of material nonpublic information. **Unless authorized by the Compliance Officer, you may not discuss the Company or its business in an Internet chat room or on any other Internet based forum.**

C.   **Definition of Material Nonpublic Information**. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- Projections of future financial performance, earnings or losses, or other earnings guidance;

Exhibit 19.1

- Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

- A major contract award or cancellation of an existing significant contract;

- The gain or loss of a significant customer, partner, distributor or supplier;

- A pending or proposed joint venture, merger, acquisition or tender offer;

- A pending or proposed acquisition or disposition of a significant asset;

- A Company restructuring;

- A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

- Bank borrowings or other financing transactions out of the ordinary course;

- The establishment of a repurchase program for Company Securities;

- A significant change in the Company's pricing or cost structure;

- A change in management;

- Significant related party transactions;

- A change in auditors or notification that the auditor's reports may no longer be relied upon;

- All engineering and/or R&D information, including but not limited to, roadmap, issue tracking information, release schedules, source code, ai models, training data and any other similar work product;

- Development of a significant new platform capability, or new product, process or service;

- Pending or threatened significant litigation, or the resolution of such litigation;

- Impending bankruptcy or the existence of severe liquidity problems; and

- The imposition of a ban on trading in Company Securities or the securities of another company.

20-20 Hindsight. Please be advised that anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any

Exhibit 19.1

transaction, you should carefully consider how enforcement authorities and others might view your transaction in hindsight.

D. **When Information is Considered Public**. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a reputable newswire service (including, without limitation, Dow Jones Newswire, PR Newswire or Global Newswire) or public disclosure documents filed with the SEC that are available on the SEC's website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company's employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after two full trading days after the day on which the information is released. If, for example, the Company were to make an announcement after trading begins on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

E. **Transactions by Family Members and Others**. This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as "Family Members"). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

F. **Transactions by Entities that You Influence or Control**. This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as "Controlled Entities"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

G. **Transactions Under Company Plans**. This Policy does not apply in the case of the following transactions, except as specifically noted:

5

Exhibit 19.1

1.   *Stock Option Exercises*. This Policy does not apply to the cash exercise of an employee stock option acquired pursuant to the Company's plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.   *Restricted Stock Awards*. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

3.   *401(k) Plan*. This Policy does not apply to purchases of Company Securities in the Company's 401(k) plan (if such purchase option is available under the plan) resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan (if applicable), including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

4.   *Employee Stock Purchase Plan*. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your sales of Company Securities purchased pursuant to the plan.

5.   *Dividend Reinvestment Plan*. This Policy does not apply to purchases of Company Securities under any Company dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to any dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company Securities purchased pursuant to any dividend reinvestment plan.

6.   *Transactions Not Involving a Purchase or Sale*. Bona fide gifts of securities are not transactions subject to this Policy. Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

Exhibit 19.1

7.   *Other Similar Transactions*. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

H.   **Additional Prohibited Transactions.** The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company's securities. **It therefore is the Company's policy that directors, officers and other employees may NOT engage in any of the following transactions (except as specifically provided below):**

1.   *Short Sales*. Short sales of the Company's securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's securities are prohibited by this Policy. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

2.   *Publicly Traded Company Options*. A transaction in options is, in effect, a bet on the short-term movement of the Company's stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director's or employee's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned "Hedging Transactions.")

3.   *Hedging Transactions*.   Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company's other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Chief Compliance Officer. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Chief Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

4. *Margin Accounts and Pledges*. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities

Exhibit 19.1

in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Chief Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

5. *Standing Limit Orders*. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading "Additional Procedures."

III. Additional Procedures.

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

A. **Pre-Clearance Procedures**. The persons identified on Exhibit A annexed hereto ("Pre-Clearance Persons"), as well as the Family Members and Controlled Entities of such persons, are designated by the Compliance Officer as being subject to the pre-clearance procedures set forth in this Section III.A, and such Pre-Clearance Persons may not engage in any transaction, or enter into, modify or terminate any contract, instruction or written plan or arrangement, in Company Securities, even during an open trading window, without first obtaining pre-clearance of the transaction from the Compliance Officer or his/her designee. A request for pre-clearance by a Pre-Clearance Person should be submitted to the Compliance Officer at least three (3) business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance by a Pre-Clearance Person. The Compliance Officer or his or her designee will then determine whether the Pre-Clearance Person may proceed and may determine not to permit the transaction. If a Pre-Clearance Person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. Pre-cleared transactions not completed within two trading days will require new pre-clearance.

8

Exhibit 19.1

When a request for pre-clearance is made by a Pre-Clearance Person, such Pre-Clearance Person should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the Compliance Officer or his/her designee. The requesting Pre-Clearance Person should also indicate whether he or she has effected any non-exempt "opposite-way" transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5, if applicable. The requesting Pre-Clearance Person should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

B. **Quarterly Trading Restrictions**. All persons covered by this Policy, as well as their Family Members or Controlled Entities, are prohibited from conducting any transactions involving the Company's Securities (other than as specified by this Policy), regardless of whether they are aware of material non-public information or not, during a "**Black-out Period**" beginning 15 days prior to the end of each fiscal quarter of the Company and ending as of the close of trading on the second trading day following the date of the public release of the Company's earnings results for that quarter. That means that, except as described in this Policy, <u>all</u> persons (subject to pre-clearance being received for any Pre-Clearance Person) covered by this Policy will be able to trade in Company securities <u>only</u> during limited open trading window periods that generally will begin after two full trading days have elapsed since the public dissemination of the Company's annual or quarterly earnings results and end at the beginning of the next quarterly Blackout Period. During the limited open trading window periods, Pre-Clearance Persons may only transact in Company Securities after pre-clearing such transaction in accordance with the procedures set forth in Section III.A above. Of course, even during an open trading window period, you may not (unless an exception applies) conduct any trades in Company securities if you are otherwise in possession of material nonpublic information.

Please note that the quarterly Blackout Period may commence early or may be extended if, in the judgment of the Compliance Officer, there exists undisclosed information that would make trades by persons covered by this Policy inappropriate. It is important to note that the fact that the quarterly Blackout Period has commenced early or has been extended should be considered material nonpublic information that should not be communicated to any other person.

C. **Event-Specific Trading Restriction Periods**. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not trade Company Securities. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company's Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even

Exhibit 19.1

if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

D.   **Exceptions**. The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "Transactions Under Company Plans" and "Transactions Not Involving a Purchase or Sale." Further, the requirement for pre-clearance, the quarterly trading restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading "Rule 10b5-1 Plans."

IV.   Rule 10b5-1 Plans.

A.   Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. To be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a "**Rule 10b5-1 Plan**"). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the Company's "Guidelines for Rule 10b5-1 Plans," which may be obtained from the Compliance Officer. A Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once a Rule 10b-5 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b-5 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Any Rule 10b5-1 Plan must be submitted for approval five (5) business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

V.   Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of employment with or service to the Company. If an individual is in possession of material nonpublic information when his or her employment or service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures for Pre-Clearance Persons specified under Section III.A above, however, will cease to apply to that Pre-Clearance Person with respect to transactions in Company Securities as of the date of the Pre-Clearance Person's cessation from employment or service with the Company.

VI.   Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions.

Exhibit 19.1

Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

VII.   <u>Company Assistance</u>

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Legal Department. . In addition, if you have any doubt as to whether you are in possession of material, nonpublic information or whether a trade may otherwise violate this Policy, you should contact the Legal Department before trading any securities of the Company.

Ultimately, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual employee.

<u>Please note</u>: The Company may change these procedures or adopt such other procedures in the future as the Company considers appropriate in order to carry out the purposes of this Policy or to comply with the federal securities laws.

<u>No Third Party Rights</u>. This Policy is not intended to create any rights in third parties with respect to any violation of its terms and is also not intended to create any legal liability for the Company or any employee, officer or director beyond those for which they are already responsible under applicable securities laws.

Exhibit 19.1

EXHIBIT A

Pre-Clearance Persons

1.	Members of the Board of Directors of the Company and each of its subsidiaries.

2.	All officers of the Company as defined under Rule 16a-1 of the Securities Exchange Act of 1934.

3.	All employees of the Company and any of its subsidiaries who hold the title of Director (or its equivalent for any Company subsidiary in a non-US territory) and higher (i.e., Director, Senior Director, Vice-President, Senior Vice President, C-level executive), or the equivalent, in any foreign territory where the Company has a subsidiary.

4.	All employees in the Company's finance department and legal department, wherever located.

Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction
Machine Box, Inc.	Delaware
PandoLogic, Inc.	Delaware
PandoLogic Ltd.	Israel
Veritone Alpha, Inc.	Delaware
Veritone Digital, Inc.	Delaware
Veritone Enterprise, LLC	Delaware
Veritone Politics, LLC	Delaware
Veritone UK Ltd.	United Kingdom
VocaliD, Inc.	Delaware
Table Rock Management, LLC	California
Broadbean, Inc.	Delaware
Broadbean Technology Limited	United Kingdom
Veritone Australia Pty Ltd	Australia
Veritone France, S.A.R.L.	France
Veritone AI India Private Limited	India

Exhibit 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We have issued our reports dated April 1, 2025, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Veritone, Inc. on Form 10-K for the year ended December 31, 2024. We consent to the incorporation by reference of said reports in the Registration Statements of Veritone, Inc. on Forms S-3 (File No. 333-227613, File No. 333-231345, File No. 333-262429, File No. 333-276363, and File No. 333-280148) and on Forms S-8 (File No. 333-249371, File No. 333-253961, File No. 333-262499, File No. 333-217990, File No. 333-227477, File No. 333-237114, File No. 333-271032, and File No. 333-272791).

/s/ GRANT THORNTON LLP

Phoenix, Arizona
April 1, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a) OR RULE 15d-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Ryan Steelberg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Veritone, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2025

/s/ Ryan Steelberg
Ryan Steelberg
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13a-14(a) OR RULE 15d-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Michael L. Zemetra, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Veritone, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2025

/s/ Michael L. Zemetra

Michael L. Zemetra
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO RULE 13a-14(b) OR RULE 15d-14(b)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350

Each of the undersigned hereby certifies, pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. Section 1350, in his capacity as an officer of Veritone, Inc., that, to his knowledge, the Annual Report of Veritone, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2024 fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 1, 2025	By:	*/s/ Ryan Steelberg*
		Ryan Steelberg
		President and Chief Executive Officer
		(Principal Executive Officer)
Date: April 1, 2025	By:	/s/ *Michael L. Zemetra*
		Michael L. Zemetra
		Executive Vice President, Chief Financial Officer and Treasurer
		(Principal Financial and Accounting Officer)

A signed original of this written statement required by 18 U.S.C. Section 1350 has been provided to Veritone, Inc. and will be retained by Veritone, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.